Annual Report

June 30, 2014

Equity Funds

Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Opportunities Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors International Growth Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund



WADDELL & REED
Advisors Funds

C O N T E N T S
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Economic growth continued over the past fiscal year, allowing equities to shake off numerous negative headlines. Major stock indexes rose to record highs. Beyond potential headwinds on the geopolitical front — which included not only the continuing unrest in the Middle East but also Russia's push into Crimea — the past 12 months saw the markets confronted by an exceptionally brutal winter that resulted in weaker-than-expected economic growth in the first quarter of calendar 2014.

During the fiscal year, markets moved in ways that were at odds with traditional patterns, as stocks and bonds rallied simultaneously. Although many investors expected yields to climb in 2014, the reverse occurred. The yield on the benchmark 10-year Treasury, which had moved above 3% in December, ended June at 2.53%, or essentially where it stood a year ago. The move reflected slow economic improvement and continued very low inflation.

Internationally, the European Central Bank took the unprecedented step of imposing a negative interest rate on banks' short-term deposits. The move, which essentially charges lenders for holding their money, was one of several that European policymakers have taken in a bid to boost lackluster growth. In China, meanwhile, officials announced their own series of measures designed to boost slowing growth.

Looking ahead in the U.S., we expect economic improvement to continue. While some have argued that the equity gains have pushed stocks into bubble territory, we continue to feel this view is misplaced. Although there is always the potential for a bout of volatility, corporate earnings have continued to rise and moderate economic growth, low inflation and an improving jobs picture all provide a positive environment for stocks. Meanwhile, we expect interest rates to rise amid expected economic improvement and the Federal Reserve's unwinding of policies implemented during the financial crisis.

We will continue closely monitoring these and other economic developments in the months ahead.

Economic Snapshot

	6/30/2014	6/30/2013
S&P 500 Index	1,960.23	1,606.28
MSCI EAFE Index	1,972.12	1,638.94
10-Year Treasury Yield	2.53%	2.52%
U.S. unemployment rate	6.1%	7.6%
30-year fixed mortgage rate	4.30%	4.39%
Oil price per barrel	$ 105.37	$ 95.56

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $750 at the close of business on September 26, 2014, and on the Friday prior to the last

week of September each year thereafter, the account will be assessed as account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-13	Ending Account Value 6-30-14	Expenses Paid During Period*	Beginning Account Value 12-31-13	Ending Account Value 6-30-14	Expenses Paid During Period*	
Accumulative Fund							
Class A	$1,000	$1,077.10	$ 5.61	$1,000	$1,019.37	$ 5.45	1.09%
Class B**	$1,000	$1,071.00	$11.91	$1,000	$1,013.26	$11.58	2.33%
Class C	$1,000	$1,072.90	$10.68	$1,000	$1,014.48	$10.37	2.08%
Class Y	$1,000	$1,078.60	$ 4.37	$1,000	$1,020.56	$ 4.24	0.85%
Asset Strategy Fund							
Class A	$1,000	$ 991.50	$ 5.38	$1,000	$1,019.38	$ 5.45	1.09%
Class B**	$1,000	$ 986.90	$10.13	$1,000	$1,014.62	$10.27	2.05%
Class C	$1,000	$ 987.80	$ 9.34	$1,000	$1,015.35	$ 9.47	1.91%
Class Y	$1,000	$ 993.20	$ 3.99	$1,000	$1,020.77	$ 4.04	0.81%
Continental Income Fund							
Class A	$1,000	$1,053.40	$ 5.95	$1,000	$1,019.04	$ 5.86	1.16%
Class B**	$1,000	$1,049.10	$11.47	$1,000	$1,013.60	$11.28	2.26%
Class C	$1,000	$1,048.90	$10.14	$1,000	$1,014.92	$ 9.97	1.99%
Class Y	$1,000	$1,055.70	$ 4.42	$1,000	$1,020.47	$ 4.34	0.87%

See footnotes on page 6.

Waddell & Reed Advisors Funds

(UNAUDITED)

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 12-31-13	Ending Account Value 6-30-14	Expenses Paid During Period*	Beginning Account Value 12-31-13	Ending Account Value 6-30-14	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Core Investment Fund							
Class A	$1,000	$1,064.80	$ 5.27	$1,000	$1,019.65	$ 5.15	1.04%
Class B**	$1,000	$1,058.40	$11.12	$1,000	$1,013.98	$10.88	2.18%
Class C	$1,000	$1,060.60	$10.20	$1,000	$1,014.93	$ 9.97	1.99%
Class Y	$1,000	$1,065.90	$ 4.03	$1,000	$1,020.91	$ 3.94	0.78%
Dividend Opportunities Fund							
Class A	$1,000	$1,069.50	$ 6.42	$1,000	$1,018.60	$ 6.26	1.25%
Class B**	$1,000	$1,063.60	$12.07	$1,000	$1,013.10	$11.78	2.36%
Class C	$1,000	$1,064.40	$10.73	$1,000	$1,014.36	$10.47	2.10%
Class Y	$1,000	$1,071.20	$ 4.76	$1,000	$1,020.24	$ 4.65	0.92%
Energy Fund							
Class A	$1,000	$1,199.60	$ 8.36	$1,000	$1,017.16	$ 7.67	1.54%
Class B**	$1,000	$1,192.10	$15.02	$1,000	$1,011.10	$13.78	2.76%
Class C	$1,000	$1,193.90	$12.94	$1,000	$1,012.95	$11.88	2.39%
Class Y	$1,000	$1,202.30	$ 5.84	$1,000	$1,019.46	$ 5.35	1.08%
International Growth Fund							
Class A	$1,000	$1,064.20	$ 7.22	$1,000	$1,017.82	$ 7.06	1.41%
Class B**	$1,000	$1,057.20	$13.78	$1,000	$1,011.41	$13.48	2.70%
Class C	$1,000	$1,058.60	$12.56	$1,000	$1,012.61	$12.28	2.46%
Class Y	$1,000	$1,066.70	$ 5.37	$1,000	$1,019.62	$ 5.25	1.04%
New Concepts Fund							
Class A	$1,000	$1,036.10	$ 6.82	$1,000	$1,018.06	$ 6.76	1.36%
Class B**	$1,000	$1,031.30	$12.49	$1,000	$1,012.47	$12.38	2.49%
Class C	$1,000	$1,032.60	$11.38	$1,000	$1,013.56	$11.28	2.27%
Class Y	$1,000	$1,038.60	$ 5.10	$1,000	$1,019.75	$ 5.05	1.02%
Science and Technology Fund							
Class A	$1,000	$1,049.80	$ 6.35	$1,000	$1,018.59	$ 6.26	1.25%
Class B**	$1,000	$1,045.00	$11.66	$1,000	$1,013.42	$11.48	2.29%
Class C	$1,000	$1,045.20	$11.04	$1,000	$1,013.99	$10.88	2.18%
Class Y	$1,000	$1,051.60	$ 5.03	$1,000	$1,019.89	$ 4.95	0.99%
Small Cap Fund							
Class A	$1,000	$1,013.60	$ 7.15	$1,000	$1,017.73	$ 7.16	1.43%
Class B**	$1,000	$1,007.70	$12.55	$1,000	$1,012.33	$12.58	2.51%
Class C	$1,000	$1,009.30	$11.15	$1,000	$1,013.66	$11.18	2.25%
Class Y	$1,000	$1,015.50	$ 5.14	$1,000	$1,019.66	$ 5.15	1.04%
Tax-Managed Equity Fund							
Class A	$1,000	$1,057.50	$ 5.45	$1,000	$1,019.49	$ 5.35	1.07%
Class B**	$1,000	$1,052.80	$10.47	$1,000	$1,014.62	$10.27	2.05%
Class C	$1,000	$1,053.60	$ 9.86	$1,000	$1,015.21	$ 9.67	1.93%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-13	Ending Account Value 6-30-14	Expenses Paid During Period*	Beginning Account Value 12-31-13	Ending Account Value 6-30-14	Expenses Paid During Period*	
Value Fund							
Class A	$1,000	$1,061.40	$ 6.29	$1,000	$1,018.65	$ 6.16	1.24%
Class B**	$1,000	$1,055.70	$12.03	$1,000	$1,013.09	$11.78	2.36%
Class C	$1,000	$1,057.50	$10.80	$1,000	$1,014.34	$10.58	2.11%
Class Y	$1,000	$1,063.10	$ 4.54	$1,000	$1,020.37	$ 4.44	0.89%
Vanguard Fund							
Class A	$1,000	$1,044.20	$ 5.83	$1,000	$1,019.07	$ 5.75	1.16%
Class B**	$1,000	$1,038.20	$11.72	$1,000	$1,013.31	$11.58	2.32%
Class C	$1,000	$1,038.80	$10.81	$1,000	$1,014.17	$10.68	2.14%
Class Y	$1,000	$1,045.90	$ 4.30	$1,000	$1,020.56	$ 4.24	0.85%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2014, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Barry M. Ogden

Below, Barry M. Ogden, CFA, CPA, portfolio manager of the Waddell & Reed Advisors Accumulative Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. Mr. Ogden has managed the Fund since 2004 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Accumulative Fund (Class A shares at net asset value)	28.26%
Waddell & Reed Advisors Accumulative Fund (Class A shares including sales charges)	20.89%

Benchmarks(s) and/or Lipper Category

S&P 500 Index	24.61%
(generally reflects the performance of large and medium-size U.S. stocks)	
Lipper Multi-Cap Core Funds Universe Average	24.28%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Second quarter 2014 put the finishing touches on a strong fiscal year and marked yet another strong quarter for equities as the S&P500 finished up more than 5.2%. This marked the 6th straight quarter of positive returns for the S&P500 and the 16th time out of the past 20 quarters that the index was in positive territory. Multiple expansion has been the biggest driver of the strong equity performance as earnings growth, albeit good, was trumped by higher multiples. We are now approaching more reasonable valuation levels whereby earnings growth and earnings revisions will have to take the lead if equity markets are going to mark new highs. Valuations are still not expensive in our opinion, but they are much more in-line with historical standards. Broadly, large-cap stocks outperformed small-cap stocks and growth outperformed value during the past fiscal year.

Contributors and detractors

The Fund posted a strong 28.26% return for the year ended June 30, 2014, outperforming both the S&P 500 and its peer group over the fiscal period. It was one of the better 12-month periods for equities in quite some time and we are optimistic about what the second half of 2014 will bring investors.

The Fund performed quite well during this past fiscal year and we think it is well positioned for continued outperformance in the back half of the year. Performance was fairly broad-based and balanced across several industries, but two of our best performing groups were health care and technology, both of which were positive relative contributors for the Fund during the fiscal year. We are pretty balanced within the health care sector, with broad exposure to biotechnology, hospitals, generics and specialty pharmaceuticals and are anticipating more consolidation within this group which we believe should help continue the momentum.

Several of our holdings have been rumored to be acquisition targets and we think that several of these situations could come to fruition later in the calendar year. Thus far, the market is rewarding the stocks of both pursuing companies and their targets, encouraging other companies to consider strategic and tax-advantaged acquisitions before the market changes its mind.

The Fund's largest holding, Apple, Inc. had a very strong year, up more than 50% for the past 12 months ended June 30, 2014. It's been a bit of a rocky past few years for Apple as many investors started to question the company's ability to innovate, rising competitive pressures and how the company would do in a post Steve Jobs era. As we've said many times before, we believe this company's ability to innovate is second to none and it is proving to skeptics that it is the leader in technology and can withstand the abundance of "me-too" and "knock off" products that the rest of the industry is launching every other week. Apple's "ecosystem" seems to be getting stronger by the day. It appears Apple is on the cusp of launching several new, larger form factor iPhones that we think will prove to be the "must have" phone and Christmas gift for this upcoming holiday season.

Canadian Pacific Railway Ltd. was another strong performer for the Fund. We believe this company's management to be one of the best in the industry and it has done a good job of improving operational efficiencies and expanding margins while capitalizing on its ability to win new business across all divisions.

Periodically, the Fund has used various derivative instruments to try to enhance performance or provide protection of the portfolio. Over the fiscal period, we used derivatives to replicate some stock positions for a short period of time, but we don't anticipate this becoming a significant part of our ongoing process. In our opinion, these strategies did not have a material impact on the Fund during the fiscal year ended June 30, 2014. Our preferred method of using derivatives has historically been to do some call overwriting, in an effort to pick up additional income and performance for the Fund on stocks that we believe could be a little ahead of themselves from a short-term performance standpoint. Another way we have utilized derivatives has been to buy puts on the S&P 500, effectively trying to protect Fund shareholders from a significant pullback in the market following a record 2013. Overall, we believe that we will continue to use derivatives periodically but don't anticipate the use of derivatives to become a material part of our process for an extended period of time. We prefer to mainly use derivatives as a short-term strategy or portfolio hedge.

Our Fund approach and objectives remain the same – identify good companies that can effectively grow their business, take market share, raise their margin profile and have a balanced approach to returning cash to shareholders while still reinvesting enough capital back in their business for the future. This is the hallmark of the Fund's investment philosophy and it will not change.

Outlook

In our opinion, part of the confusion and ongoing uncertainty many investors are worried about, is tied to the end of quantitative easing by the Federal Reserve (Fed). This term has been thrown around so much over the past few years that many investors have become numb to it which isn't necessarily good either. We believe the program will conclude by October or December at the latest as the Fed adopts a more "neutral" policy stance as it relates to buying Treasuries. The million dollar question is how will this situation impact the markets? It's hard to handicap the impact this will have on bond and equity prices, but we suspect it will have a more muted impact than most people expect. We believe this has been so well telegraphed by the Fed that it should not be a surprise to anyone, and in my opinion, the markets have largely discounted this into today's prices. But this does remain one of the two major wildcards for the second half of 2014 that we will be watching closely.

The other item that warrants close attention is gauging the strength of the underlying economy. After coming off a somewhat depressing first quarter 2014 in terms of economic activity where the economy actually contracted, largely due to weather and some inventory destocking, the balance of 2014 is on target to recover much of the momentum lost in the first quarter. So is the U.S. really growing at the 3% gross domestic product (GDP) level or is that merely a rebound from first quarter? We believe that although the second quarter may indicate a 3% or more real GDP figure, most economists' second half numbers may need to come down a touch. We think we'll see a decent economic backdrop, led by the cumulative benefits of a higher stock market over the past 18 months, continued modest improvement in the labor markets and consumers who feel a little better about their current financial situations. Pulling that all together, we think we'll see between a 2.5% and 2.8% real GDP economic backdrop which could be just good enough to propel the equity markets to new highs, despite the Fed pulling the punch bowl from the party.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Accumulative Fund.

Accumulative Fund

Asset Allocation

Stocks	**83.7%**
Consumer Discretionary	27.1%
Industrials	14.7%
Information Technology	10.3%
Energy	9.6%
Health Care	8.3%
Consumer Staples	6.3%
Financials	6.1%
Materials	1.3%
Purchased Options	**0.8%**
Cash and Cash Equivalents	**15.5%**

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	109/803	14
3 Year	383/723	53
5 Year	371/613	61
10 Year	180/373	49

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple, Inc.	Information Technology
Kansas City Southern	Industrials
Harley-Davidson, Inc.	Consumer Discretionary
Canadian Pacific Railway Ltd.	Industrials
JPMorgan Chase & Co.	Financials
Time Warner Cable, Inc.	Consumer Discretionary
Precision Castparts Corp.	Industrials
Costco Wholesale Corp.	Consumer Staples
CBS Corp., Class B	Consumer Discretionary
Applied Materials, Inc.	Information Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Accumulative Fund, Class A Shares[1]	$19,751
	S&P 500 Index	$21,159

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	20.89%	22.71%	27.04%	28.52%
5-year period ended 6-30-14	15.64%	15.47%	15.83%	17.33%
10-year period ended 6-30-14	7.04%	6.68%	6.58%	7.97%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Accumulative Fund (in thousands) JUNE 30, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.3%		
Moog, Inc. (A)	55	$ 4,009
Precision Castparts Corp.	105	26,502
		30,511
Airlines – 1.2%		
Delta Air Lines, Inc.	400	15,488
Apparel Retail – 1.6%		
Limited Brands, Inc.	370	21,704
Application Software – 0.9%		
Adobe Systems, Inc. (A)	90	6,513
Autodesk, Inc. (A)	95	5,356
		11,869
Auto Parts & Equipment – 0.4%		
BorgWarner, Inc.	85	5,541
Automobile Manufacturers – 2.9%		
Daimler AG (B)	150	14,049
Ford Motor Co.	1,450	24,998
		39,047
Biotechnology – 1.7%		
BioMarin Pharmaceutical, Inc. (A)	150	9,332
KYTHERA Biopharmaceuticals, Inc. (A)	360	13,813
		23,145
Brewers – 1.5%		
Anheuser-Busch InBev S.A. ADR	180	20,689
Broadcasting – 3.2%		
CBS Corp., Class B	410	25,477
Discovery Holding Co., Class A (A)	240	17,827
		43,304
Cable & Satellite – 3.6%		
Comcast Corp., Class A	395	21,204
Time Warner Cable, Inc.	180	26,513
		47,717
Construction Machinery & Heavy Trucks – 1.9%		
Joy Global, Inc.	275	16,934
Westinghouse Air Brake Technologies Corp.	105	8,672
		25,606
Consumer Electronics – 1.8%		
GoPro, Inc., Class A (A)	75	3,041
Harman International Industries, Inc.	200	21,486
		24,527
Distributors – 0.6%		
LKQ Corp. (A)	290	7,740

COMMON STOCKS (Continued)	Shares	Value
Diversified Chemicals – 1.3%		
Dow Chemical Co. (The)	350	$18,011
Footwear – 1.2%		
NIKE, Inc., Class B	200	15,510
Health Care Equipment – 0.1%		
DexCom, Inc. (A)	25	992
Health Care Facilities – 1.2%		
HCA Holdings, Inc. (A)	215	12,122
Surgical Care Affiliates, Inc. (A)	125	3,635
		15,757
Home Improvement Retail – 0.5%		
Home Depot, Inc. (The)	85	6,882
Hotels, Resorts & Cruise Lines – 2.8%		
Hilton Worldwide Holdings, Inc. (A)	440	10,252
Norwegian Cruise Line Holdings Ltd. (A)	220	6,974
Starwood Hotels & Resorts Worldwide, Inc.	260	21,013
		38,239
Hypermarkets & Super Centers – 1.9%		
Costco Wholesale Corp.	225	25,911
Industrial Machinery – 2.9%		
Flowserve Corp.	200	14,870
Pall Corp.	73	6,191
Pentair, Inc. (A)	255	18,390
		39,451
Integrated Oil & Gas – 2.8%		
Exxon Mobil Corp.	250	25,170
Occidental Petroleum Corp.	120	12,316
		37,486
Investment Banking & Brokerage – 0.8%		
Goldman Sachs Group, Inc. (The)	65	10,884
Leisure Facilities – 1.9%		
Intrawest Resorts Holdings, Inc. (A)	50	573
Vail Resorts, Inc.	315	24,312
		24,885
Motorcycle Manufacturers – 2.7%		
Harley-Davidson, Inc.	520	36,322
Movies & Entertainment – 2.0%		
AMC Entertainment Holdings, Inc., Class A	215	5,347
Twenty-First Century Fox, Inc., Class A	615	21,617
		26,964

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Drilling – 0.4%		
Patterson-UTI Energy, Inc.	140	$ 4,892
Oil & Gas Equipment & Services – 1.5%		
National Oilwell Varco, Inc.	240	19,764
Oil & Gas Exploration & Production – 4.1%		
Cimarex Energy Co.	100	14,346
Equitable Resources, Inc.	80	8,552
Noble Energy, Inc.	310	24,012
Southwestern Energy Co. (A)	200	9,098
		56,008
Oil & Gas Storage & Transportation – 0.8%		
MarkWest Energy Partners L.P.	155	11,095
Other Diversified Financial Services – 2.6%		
Citigroup, Inc.	130	6,123
JPMorgan Chase & Co.	500	28,809
		34,932
Packaged Foods & Meats – 0.8%		
Hain Celestial Group, Inc. (The) (A)	125	11,093
Pharmaceuticals – 5.3%		
Akorn, Inc. (A)	80	2,660
Aratana Therapeutics, Inc. (A)	320	4,995
Endo Pharmaceuticals Holdings Inc. (A)	60	4,201
Perrigo Co. Ltd.	145	21,134
Revance Therapeutics, Inc. (A)	220	7,465
Shire Pharmaceuticals Group plc ADR	50	11,775
Teva Pharmaceutical Industries Ltd. ADR	365	19,133
		71,363
Railroads – 5.2%		
Canadian Pacific Railway Ltd.	180	32,605
Kansas City Southern	350	37,629
		70,234
Real Estate Services – 0.2%		
RE/MAX Holdings, Inc., Class A	100	2,959
Regional Banks – 2.5%		
PNC Financial Services Group, Inc. (The)	160	14,249
Signature Bank (A)	85	10,725
Texas Capital Bancshares, Inc. (A)	153	8,254
		33,228
Restaurants – 1.9%		
Starbucks Corp.	325	25,149

Accumulative Fund *(in thousands)* JUNE 30, 2014

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 1.9%		
Applied Materials, Inc.	1,125	$ 25,369
Semiconductors – 0.7%		
NXP Semiconductors N.V. (A)	145	9,596
Soft Drinks – 0.8%		
Coca-Cola Co. (The)	250	10,590
Systems Software – 1.7%		
Microsoft Corp.	550	22,935
Technology Hardware, Storage & Peripherals – 5.1%		
Apple, Inc.	735	68,303
Tobacco – 1.3%		
Philip Morris International, Inc.	200	16,862
Trading Companies & Distributors – 1.2%		
Fastenal Co.	330	16,332
TOTAL COMMON STOCKS – 83.7%		**$1,124,886**
(Cost: $821,609)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Adobe Systems, Inc.:		
Call $67.50, Expires 7–18–14, OTC (Ctrpty: Bank of America N.A.)	2,000	1,000
Call $72.50, Expires 7–18–14	300	38
Allergan, Inc., Call $160.00, Expires 7–18–14, OTC (Ctrpty: Barclays Bank plc)	1,650	1,840
Alliance Data Systems Corp., Call $260.00, Expires 9–19–14, OTC (Ctrpty: UBS AG)	200	537
Biogen Idec, Inc., Call $290.00, Expires 7–18–14, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	300	803
Dunkin' Brands Group, Inc., Call $45.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	4,000	$ 510
Gilead Sciences, Inc., Call $80.00, Expires 7–18–14, OTC (Ctrpty: Bank of America N.A.)	1,500	521
Incyte Corp., Call $55.00, Expires 7–18–14, OTC (Ctrpty: UBS AG)	1,350	354
Ironwood Pharmaceuticals, Inc., Class A:		
Call $15.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	4,650	372
Call $15.00, Expires 8–15–14, OTC (Ctrpty: UBS AG)	2,200	319
Jazz Pharmaceuticals plc, Call $150.00, Expires 7–18–14, OTC (Ctrpty: UBS AG)	1,650	627
Las Vegas Sands, Inc., Call $75.00, Expires 7–18–14, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	2,000	456
MasterCard, Inc., Class A, Call $75.00, Expires 7–18–14, OTC (Ctrpty: UBS AG)	2,000	85
Mead Johnson Nutrition Co., Call $85.00, Expires 7–18–14, OTC (Ctrpty: UBS AG)	2,150	1,790
Medivation, Inc., Call $75.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	1,400	539
Panera Bread Co., Class A, Call $165.00, Expires 7–18–14, OTC (Ctrpty: Barclays Bank plc)	1,800	14
Shire Pharmaceuticals Group plc ADR, Call $220.00, Expires 7–18–14, OTC (Ctrpty: Barclays Bank plc)	473	896
Valeant Pharmaceuticals International, Inc., Call $135.00, Expires 7–18–14, OTC (Ctrpty: Barclays Bank plc)	1,600	$ 164
TOTAL PURCHASED OPTIONS – 0.8%		**$10,865**
(Cost: $8,082)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 15.6%		
Abbott Laboratories, 0.060%, 7–17–14 (C)	$14,000	13,999
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.090%, 7–10–14 (C)	5,000	5,000
BMW U.S. Capital LLC (GTD by BMW AG):		
0.090%, 7–16–14 (C)	12,110	12,110
0.090%, 7–25–14 (C)	10,000	9,999
Chevron Corp., 0.090%, 8–11–14 (C)	15,000	14,998
Clorox Co. (The), 0.160%, 7–16–14 (C)	12,000	11,999
Danaher Corp.:		
0.090%, 7–9–14 (C)	5,000	5,000
0.090%, 7–10–14 (C)	10,000	10,000
Diageo Capital plc (GTD by Diageo plc), 0.250%, 7–2–14 (C)	3,000	3,000
DTE Electric Co., 0.160%, 7–2–14 (C)	11,000	11,000
DTE Energy Co. (GTD by Detroit Edison Co.), 0.180%, 7–2–14 (C)	3,000	3,000
Enbridge, Inc.:		
0.250%, 7–15–14 (C)	5,000	4,999
0.260%, 7–24–14 (C)	7,200	7,199
Exxon Mobil Corp., 0.060%, 7–10–14 (C)	5,000	5,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.210%, 7–10–14 (C)	5,000	5,000
International Business Machines Corp., 0.070%, 7–1–14 (C)	8,000	8,000
Kimberly-Clark Worldwide, Inc. (GTD by Kimberly-Clark Corp.), 0.070%, 7–15–14 (C)	6,000	6,000

Accumulative Fund *(in thousands)* JUNE 30, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
McCormick & Co., Inc., 0.110%, 7–1–14 (C)	$25,000	$ 24,999
NBCUniversal Enterprise, Inc., 0.230%, 7–2–14 (C)	13,000	13,000
Procter & Gamble Co. (The), 0.060%, 7–14–14 (C)	8,000	8,000
Sonoco Products Co., 0.170%, 7–1–14 (C)	4,927	4,927
Total Capital Canada Ltd. (GTD by Total S.A.), 0.100%, 7–10–14 (C)	5,000	5,000
USAA Capital Corp., 0.060%, 7–1–14 (C)	5,000	5,000
Virginia Electric and Power Co., 0.210%, 7–28–14 (C)	3,000	3,000
W.W. Grainger, Inc., 0.070%, 7–1–14 (C)	10,000	10,000
		210,229
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (D)	$2,319	$ 2,319
TOTAL SHORT-TERM SECURITIES – 15.8%		**$ 212,548**
(Cost: $212,548)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$1,348,299**
(Cost: $1,042,239)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(3,840)**
NET ASSETS – 100.0%		**$1,344,459**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at June 30, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Adobe Systems, Inc.	Bank of America N.A.	Put	2,000	July 2014	$ 67.50	$ 496	$ (38)
Allergan, Inc.	Barclays Bank plc	Put	1,650	July 2014	160.00	863	(285)
Alliance Data Systems Corp.	UBS AG	Put	200	September 2014	260.00	268	(107)
Biogen Idec, Inc.	JPMorgan Chase Bank N.A.	Put	300	July 2014	290.00	749	(22)
Dunkin' Brands Group, Inc.	Deutsche Bank AG	Put	4,000	July 2014	45.00	536	(160)
Gilead Sciences, Inc.	Bank of America N.A.	Put	1,500	July 2014	80.00	337	(74)
Incyte Corp.	UBS AG	Put	1,350	July 2014	55.00	364	(165)
Ironwood Pharmaceuticals, Inc., Class A	Deutsche Bank AG	Put	4,650	July 2014	15.00	558	(163)
	UBS AG	Put	2,200	August 2014	15.00	334	(203)
Jazz Pharmaceuticals plc	UBS AG	Put	1,650	July 2014	150.00	1,002	(1,171)
Las Vegas Sands, Inc.	JPMorgan Chase Bank N.A.	Put	2,000	July 2014	75.00	684	(207)
MasterCard, Inc., Class A	UBS AG	Put	2,000	July 2014	75.00	299	(410)
Mead Johnson Nutrition Co.	UBS AG	Put	2,150	July 2014	85.00	408	(67)
Medivation, Inc.	Deutsche Bank AG	Put	1,400	July 2014	75.00	364	(251)
Panera Bread Co., Class A	Barclays Bank plc	Put	1,800	July 2014	165.00	2,613	(2,871)
Shire Pharmaceuticals Group plc ADR	Barclays Bank plc	Put	473	July 2014	220.00	398	(173)
Valeant Pharmaceuticals International, Inc.	Barclays Bank plc	Put	1,600	July 2014	135.00	2,510	(1,584)
						$12,783	$(7,951)

Accumulative Fund *(in thousands)* JUNE 30, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 363,531	$ —	$ —
Consumer Staples	85,145	—	—
Energy	129,245	—	—
Financials	82,003	—	—
Health Care	111,257	—	—
Industrials	197,622	—	—
Information Technology	138,072	—	—
Materials	18,011	—	—
Total Common Stocks	$1,124,886	$ —	$ —
Purchased Options	38	10,827	—
Short-Term Securities	—	212,548	—
Total	$1,124,924	$ 223,375	$ —
Liabilities			
Written Options	$ —	$ 7,951	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Michael L. Avery

Below, Michael L. Avery, portfolio manager of the Waddell & Reed Advisors Asset Strategy Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. Mr. Avery has managed the Fund for 17 years and has 36 years of industry experience. Ryan F. Caldwell, who had served as co-portfolio manager of the Fund since 2007, left the company effective June 15, 2014.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Asset Strategy Fund (Class A shares at net asset value)	19.69%
Asset Strategy Fund (Class A shares including sales charges)	12.84%

Benchmark(s) and/or Lipper Category

S&P 500 Index	24.61%
(generally reflects the performance of large- and medium-size U.S. stocks)	
Barclays U.S. Aggregate Bond Index	4.37%
(generally reflects the performance of most U.S.-traded investment-grade bonds)	
Barclays U.S. Treasury Bills: 1-3 Month Index	0.03%
(generally reflects the performance of investment-grade Treasury bills, representing cash)	
Lipper Global Flexible Portfolio Funds Universe Average	13.59%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Showing potential for more global growth

The U.S. Federal Reserve (Fed) kept financial markets anxious during the fiscal year ended June 30, 2014. In anticipation of an improving U.S. economy, the Fed's decision in May 2013 to "taper" its bond-buying program was one of the highlights. The remainder of 2013 brought turmoil in the emerging markets in reaction to the announced Fed taper, inconclusive economic data and a U.S. government shutdown followed by a budget agreement. Despite these events, the long-term effect on market sentiment appears to have been relatively modest; bond yields initially increased in response to the prospects of the taper, ending 2013 around 3.0%, and then moved lower throughout the second half of the fiscal year. Yields initially stayed in a range of 2.6%-2.8%, then moved even lower to 2.5%-2.7%. Equity markets have also largely looked through these events and continued to move to record highs.

The Fed implemented the taper in January 2014, reducing its bond purchases from $85 billion to $75 billion, and indicated its intent for further reductions at future meetings if the economic data allowed. This was a small, first step toward reducing economic stimulus while maintaining its accommodative monetary policy stance. The Fed also stated the continued low target level of interest rates was appropriate until after unemployment falls well below 6.5%, but emphasized that level was not a trigger for rate hikes. Then in early 2014, the Fed dropped its link between interest rates and an unemployment rate threshold, saying it instead would consider a range of factors to determine how long to keep rates low.

Global economic growth in general remained slow, but the U.S. and more recently Europe began to improve. We think U.S. gross domestic product (GDP) growth in the second half of 2014 could be 2.5-3.0% after being nearly flat in the first half. The U.S. labor markets have shown progress during the fiscal year with continued gains in jobs, modest wage growth, and unemployment declining from 7.5% to 6.1% as the fiscal year ended. Early positive signs from consumer spending and business investment faltered during the year, but showed indications of a pickup as the fiscal year came to an end.

Europe's sovereign debt crisis returned as an issue early in the fiscal year as Greece struggled to address austerity demands and Spain faced difficulties in its banking system. However, both countries' prospects have shown improvement during the year. With continued low economic growth and inflation, the European Central Bank (ECB) in early June 2014 announced reductions in interest rates and the availability of an additional 400 billion euro for low-cost loans to companies having difficulty getting credit. The ECB also said it is considering using quantitative easing by purchasing asset-backed securities in the European market as another way to stimulate demand.

The economic landscape remained mixed elsewhere. China's GDP grew an estimated 7.6% in 2013, but fears of a slowdown persisted into 2014. Parts of the economy have slowed as ambitious reforms were announced and implemented in 16 major areas, with a target of 2020 for "decisive" results. China continues to balance between monetary tightening to combat overheated sections such as infrastructure building with providing stimulus for areas such as small business lending and technology innovation.

GDP growth in Japan was better during the first half of the fiscal year with support from Prime Minister Shinzo Abe's plan to end deflation and boost economic growth through his "Three Arrows." The positive effects from these policies began to wane late in 2013 and have continued through the end of the fiscal year as inflation and growth remain low and no indications of additional stimulus coming soon.

Geopolitics took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea – home to Russia's Black Sea naval fleet and key ports – from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory. Tensions between Russia and Ukraine remained unsettled through the end of the fiscal year, and have worsened dramatically with the downing of a commercial airliner in July of this year.

Given the macro environment, investors continue to closely monitor global monetary and fiscal policy actions and their potential impact on financial markets.

Emphasis on equities delivers strong year

The Fund reported strong performance for the fiscal year, although it trailed the return of its all-equities benchmark, the S&P 500 Index. We maintained a dominant allocation to equities as we entered the fiscal year, based on our ongoing belief that they provided more attractive relative value compared with other asset classes, including investment-grade and sovereign fixed-income securities. As we entered 2014, our continued focus on market fundamentals – such as relative stock valuations, equity-risk premiums and correlations – prompted us to begin to re-concentrate the portfolio. We reduced the number of equity holdings during the final quarter of the fiscal year and ended with fewer than 70 positions. We continued to focus on companies we think have good growth prospects and are innovating, improving margins, returning capital through dividend growth or share buybacks, and offering what we consider sustainable high free cash flow.

The Fund's cash position increased slowly throughout the fiscal year, and more quickly in the last quarter, as we informed investors it would and based on our concerns about investor sentiment and expanding valuation multiples without much improvement in market or economic outlook. We opportunistically raised cash, but also pursued investments we believed to be attractive at the company, sector or country level and this was reflected in our willingness to be patient as we assessed opportunities. For the fiscal year, the cash allocation negatively affected the overall performance of the Fund.

Although we do not target sector weightings, our investment process led to a substantial overweight during the year in consumer discretionary stocks compared with the benchmark. This allocation is a by-product of our investments in gaming – primarily in Macau, China – and media. Macau-related gaming operators Sands China Ltd., Galaxy Entertainment Group Limited and Wynn Resorts, Limited were the largest contributors to the Fund's performance for the fiscal year. In addition, our investments in technology and energy were two other areas that contributed to the Fund's return.

The Fund maintained a position in gold throughout the fiscal year of approximately 6% to 8%, although some of that allocation was hedged at times using short gold futures. The price of gold fluctuated during the fiscal year and our hedging activities were not able to manage fully some of the declines. Our allocation to gold was a detractor from overall performance for the year. However, we continue to view gold as a hedge against the consequences of aggressive monetary policy. We think such policy is likely to continue around the world in the wake of low inflation and modest global growth prospects.

During the last quarter of the fiscal year, we harvested gains in equity holdings but maintained our exposure to some of those companies through total-return swaps.

Improving economies, global outlook

We will remain alert to market developments and their impact as the year progresses. In the face of ongoing monetary stimulus, global financial markets have continued to re-price systemic risk. We think that is evident in rising valuations, lower correlations, decreasing volatility and other metrics. While equities may be a less compelling investment choice than earlier in the cycle, we continue to prefer them in relative value terms. We will seek to keep the Fund positioned to take advantage of potential opportunities across asset classes that are appropriately priced for their level of risk.

Globally, we expect slow but improving economic growth and low inflation. As we analyze where growth will come from in the mid to long term, we will continue to focus on businesses benefitting from consumption by the rising prosperity of the expanding middle-class populations across the emerging markets, especially in the Asia-Pacific region.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe. Subject to diversification limits, the Fund also may invest up to 25% of its total assets in precious metals.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage exposure to various foreign currencies, precious metals and various markets, and seek to hedge certain event risks on positions held by the Fund. Such hedging involves additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings. Under the Federal tax law, the Fund may not derive more than 10% of its annual gross income from gains resulting from selling commodities (and other non-qualifying income). Accordingly, the Fund may be required to hold its commodities or to sell them at a loss, or to sell portfolio securities at a gain, when for investment reasons it would not otherwise do so.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Asset Strategy Fund's performance.

Asset Strategy Fund

Asset Allocation

Stocks	**62.0%**
Consumer Discretionary	19.9%
Financials	13.3%
Information Technology	11.6%
Industrials	6.2%
Energy	4.6%
Health Care	3.3%
Materials	2.4%
Telecommunication Services	0.7%
Bullion (Gold)	**6.3%**
Purchased Options	**0.1%**
Bonds	**4.6%**
Corporate Debt Securities	4.0%
Loans	0.6%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**27.0%**

Country Weightings

North America	**41.2%**
United States	41.2%
Pacific Basin	**14.8%**
Hong Kong	8.6%
Japan	4.4%
Other Pacific Basin	1.8%
Europe	**10.6%**
United Kingdom	5.8%
Other Europe	4.8%
Bullion (Gold)	**6.3%**
Cash and Cash Equivalents and Options	**27.1%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	30/466	7
3 Year	87/291	30
5 Year	64/184	35
10 Year	2/85	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Galaxy Entertainment Group	Hong Kong	Consumer Discretionary
Las Vegas Sands, Inc.	United States	Consumer Discretionary
Delta Topco Ltd.	United Kingdom	Consumer Discretionary
AIA Group Ltd.	Hong Kong	Financials
Media Group Holdings LLC	United States	Consumer Discretionary
Nielsen Holdings N.V.	United States	Industrials
Panasonic Corp.	Japan	Consumer Discretionary
Occidental Petroleum Corp.	United States	Energy
Applied Materials, Inc.	United States	Information Technology
Nomura Holdings, Inc.	Japan	Financials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Asset Strategy Fund, Class A Shares[1]	$31,120
S&P 500 Index	$21,159
Barclays U.S. Aggregate Bond Index	$16,187
Barclays U.S. Treasury Bills: 1-3 Month Index	$11,658

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	12.84%	14.55%	18.80%	20.04%
5-year period ended 6-30-14	10.29%	10.41%	10.68%	11.93%
10-year period ended 6-30-14	12.02%	11.88%	11.77%	13.05%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Asset Strategy Fund (in thousands) JUNE 30, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.7%		
Boeing Co. (The) (A)	252	$ 31,998
Precision Castparts Corp.	112	28,319
		60,317
Airlines – 0.4%		
Japan Airlines Corp. (B)	271	14,981
Application Software – 1.9%		
Adobe Systems, Inc. (A)(C)	394	28,474
Intuit, Inc. (A)	468	37,697
		66,171
Asset Management & Custody Banks – 0.8%		
Apollo Global Management LLC	99	2,753
Blackstone Group L.P. (The)	264	8,825
KKR & Co. L.P.	744	18,108
		29,686
Auto Parts & Equipment – 0.9%		
Continental AG (B)	147	34,048
Automobile Manufacturers – 1.0%		
Ford Motor Co.	2,163	37,282
Biotechnology – 2.3%		
Amgen, Inc.	286	33,866
Biogen Idec, Inc. (C)	89	28,126
Gilead Sciences, Inc. (A)(C)	250	20,719
		82,711
Casinos & Gaming – 8.4%		
Dynam Japan Holdings Co. Ltd. (B)	1,778	5,312
Galaxy Entertainment Group (B)	22,926	183,398
Las Vegas Sands, Inc. (A)	1,431	109,051
Macau Legend Development Ltd. (B)(C)	9,648	6,685
		304,446
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	345	37,469
Consumer Electronics – 1.5%		
Panasonic Corp. (B)	4,141	50,444
Sony Corp. (B)	274	4,551
		54,995
Data Processing & Outsourced Services – 1.3%		
Alliance Data Systems Corp. (C)	96	27,084
Visa, Inc., Class A	104	21,872
		48,956

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 1.5%		
Societe Generale (B)	422	$ 22,116
Wells Fargo & Co.	617	32,419
		54,535
Diversified Chemicals – 0.8%		
Dow Chemical Co. (The) (A)	578	29,759
Diversified Metals & Mining – 0.8%		
Freeport-McMoRan Copper & Gold, Inc., Class B	786	28,682
Electronic Equipment & Instruments – 0.5%		
FUJIFILM Holdings Corp. (B)	697	19,442
Home Entertainment Software – 0.5%		
Activision Blizzard, Inc.	792	17,653
Industrial Conglomerates – 0.8%		
Hutchison Whampoa Ltd., Ordinary Shares (B)	2,110	28,858
Integrated Oil & Gas – 2.3%		
Chevron Corp.	141	18,368
Exxon Mobil Corp.	177	17,861
Occidental Petroleum Corp.	471	48,298
		84,527
Internet Retail – 0.8%		
Amazon.com, Inc. (C)	88	28,646
Internet Software & Services – 1.7%		
Facebook, Inc., Class A (C)	273	18,370
Tencent Holdings Ltd. (B)	2,708	41,299
		59,669
Investment Banking & Brokerage – 2.2%		
Goldman Sachs Group, Inc. (The)	222	37,239
Nomura Holdings, Inc. (B)	6,251	44,243
		81,482
IT Consulting & Other Services – 1.0%		
Cognizant Technology Solutions Corp., Class A (C)	772	37,747
Life & Health Insurance – 4.8%		
AIA Group Ltd. (B)	19,093	95,955
MetLife, Inc. (A)	684	37,986
Prudential Financial, Inc. (A)	406	36,032
		169,973
Managed Health Care – 0.4%		
Humana, Inc.	125	16,016

COMMON STOCKS (Continued)	Shares	Value
Movies & Entertainment – 7.3%		
Delta Topco Ltd. (C)(D)	104,001	$108,681
Legend Pictures LLC (C)(D)(M)	22	41,842
Media Group Holdings LLC (C)(D)(E)(M)	43	92,958
Twenty-First Century Fox, Inc., Class A (A)	636	22,372
		265,853
Multi-Line Insurance – 3.0%		
Allianz AG, Registered Shares (B)	258	43,011
American International Group, Inc.	698	38,091
Axa S.A. (B)	1,122	26,805
		107,907
Oil & Gas Exploration & Production – 1.1%		
ConocoPhillips (A)	451	38,681
Oil & Gas Storage & Transportation – 1.2%		
Plains GP Holdings L.P., Class A	1,359	43,468
Pharmaceuticals – 0.6%		
Bristol-Myers Squibb Co.	191	9,261
Roche Holdings AG, Genusscheine (B)	47	14,107
		23,368
Railroads – 0.7%		
Union Pacific Corp.	273	27,182
Reinsurance – 1.0%		
Swiss Re Ltd. (B)	417	37,101
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	1,226	59,351
Semiconductor Equipment – 1.2%		
Applied Materials, Inc.	2,016	45,465
Semiconductors – 1.5%		
Advanced Micro Devices, Inc. (C)	944	3,957
MediaTek, Inc. (B)	164	2,774
Taiwan Semiconductor Manufacturing Co. Ltd. (B)	2,909	12,325
Texas Instruments, Inc.	773	36,945
		56,001
Specialty Chemicals – 0.8%		
LyondellBasell Industries N.V., Class A	293	28,621
Systems Software – 1.2%		
Microsoft Corp.	506	21,104
Oracle Corp.	545	22,081
		43,185

COMMON STOCKS (Continued)

	Shares	Value
Technology Hardware, Storage & Peripherals – 0.8%		
Apple, Inc. (A)	315	$ 29,254
Hewlett-Packard Co.	40	1,361
		30,615
Wireless Telecommunication Service – 0.7%		
NTT DoCoMo, Inc. (B)	1,486	25,408
TOTAL COMMON STOCKS – 62.0%		**$2,260,257**

(Cost: $1,914,682)

PURCHASED OPTIONS

	Number of Contracts (Unrounded)	Value
Adobe Systems, Inc., Call $72.50, Expires 7–18–14, OTC (Ctrpty: Citibank N.A.) . . .	569	$ 72
Apple, Inc.: Call $92.86, Expires 7–18–14, OTC (Ctrpty: Bank of America N.A.)	1,428	246
Call $97.14, Expires 8–15–14, OTC (Ctrpty: UBS AG)	1,778	320
Caterpillar, Inc., Call $110.00, Expires 8–15–14, OTC (Ctrpty: Citibank N.A.) . . .	874	176
ConocoPhillips, Call $87.50, Expires 8–15–14, OTC (Ctrpty: Deutsche Bank AG)	3,213	334
DAX Index: Put EUR9,600.00, Expires 8–15–14, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	537	373
Put EUR9,600.00, Expires 8–15–14, OTC (Ctrpty: Societe Generale Bank) (F)	537	373
Dow Chemical Co. (The): Call $52.50, Expires 7–18–14, OTC (Ctrpty: Citibank N.A.) . . .	1,259	42
Call $57.50, Expires 9–19–14, OTC (Ctrpty: Citibank N.A.) . . .	1,259	33

PURCHASED OPTIONS (Continued)

	Number of Contracts (Unrounded)	Value
EURO STOXX 50 Index: Put EUR3,150.00, Expires 8–15–14, OTC (Ctrpty: Bank of America N.A.) (F) . . .	814	$ 389
Put EUR3,175.00, Expires 8–15–14, OTC (Ctrpty: JPMorgan Chase Bank N.A.) (F)	814	464
Hewlett-Packard Co., Call $36.00, Expires 7–18–14, OTC (Ctrpty: Societe Generale Bank)	3,072	18
iShares MSCI Emerging Markets ETF, Put $41.00, Expires 8–15–14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	17,095	436
S&P 500 Index, Put $1,875.00, Expires 8–15–14	749	692
Texas Instruments, Inc., Call $47.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	436	51
Wells Fargo & Co.: Call $52.50, Expires 7–18–14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	1,863	135
Call $55.00, Expires 8–15–14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	688	13
TOTAL PURCHASED OPTIONS – 0.1%		**$ 4,167**

(Cost: $6,108)

CORPORATE DEBT SECURITIES

	Principal	
Automobile Manufacturers – 0.4%		
Aston Martin Holdings Ltd., 10.250%, 7–15–18 (G)(H)	$13,695	$13,940
Movies & Entertainment – 3.6%		
Circuit of the Americas LLC, Series A, 16.000%, 7–31–18 .	5,000	2,500
Circuit of the Americas LLC, Series B, 16.000%, 7–31–18 (H)	6,422	3,211

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Delta Topco Ltd., 10.000%, 11–24–60 (D)(H)	$87,217	$ 87,217
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3–15–18	41,100	41,100
		134,028
TOTAL CORPORATE DEBT SECURITIES – 4.0%		**$147,968**

(Cost: $154,333)

LOANS

	Principal	Value
Movies & Entertainment – 0.6%		
Circuit of the Americas LLC, 6.000%, 6–30–17 (I) . .	1,200	1,200
Formula One Holdings Ltd. and Alpha Topco Ltd., 9.250%, 10–16–19 (I) .	20,800	21,658
		22,858
TOTAL LOANS – 0.6%		**$ 22,858**

(Cost: $21,751)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 9–15–17 (J) . .	99	2
5.500%, 3–15–23 (J) . .	248	25
5.500%, 10–15–25 (J) . .	1,461	218
5.500%, 5–15–33 (J) . .	786	154
6.000%, 11–15–35 (J) .	583	118
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (J) . .	390	56
5.500%, 8–25–33 (J) . .	827	139
5.500%, 12–25–33 (J) .	811	46
5.500%, 4–25–34 (J) . .	1,187	230
5.500%, 11–25–36 (J) .	1,406	277
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (J) . .	338	14
5.000%, 7–20–33 (J) . .	69	2
5.500%, 11–20–33 (J) .	418	17
5.500%, 7–20–35 (J) . .	467	89
		1,387
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 1,387**

(Cost: $4,973)

BULLION – 6.3%	Troy Ounces	Value
Gold	173	$230,527

(Cost: $234,327)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 26.7%		
Air Products and Chemicals, Inc.:		
0.090%, 7–7–14 (K)	$10,000	$ 10,000
0.100%, 7–9–14 (K)	10,000	10,000
American Honda Finance Corp. (GTD by Honda Motor Co.),		
0.080%, 7–9–14 (K)	10,000	10,000
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB):		
0.090%, 7–10–14 (K) . . .	7,915	7,915
0.160%, 8–15–14 (K) . . .	5,800	5,799
Apple, Inc.:		
0.070%, 7–29–14 (K) . . .	20,000	19,999
0.070%, 8–1–14 (K)	14,000	13,999
Baxter International, Inc.,		
0.160%, 7–16–14 (K) . . .	15,000	14,999
Becton Dickinson & Co.:		
0.130%, 7–1–14 (K) . . .	15,000	15,000
0.140%, 7–30–14 (K) . . .	15,000	14,998
BMW U.S. Capital LLC (GTD by BMW AG):		
0.090%, 7–10–14 (K) . . .	12,000	12,000
0.090%, 7–14–14 (K) . . .	10,750	10,750
BorgWarner, Inc.:		
0.240%, 7–3–14 (K)	5,000	5,000
0.270%, 7–16–14 (K) . . .	15,000	14,998
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.160%, 9–24–14 (K) . . .	15,000	14,994
Coca-Cola Co. (The):		
0.110%, 8–12–14 (K) . . .	18,000	17,998
0.110%, 8–13–14 (K) . . .	18,000	17,998
0.110%, 8–21–14 (K) . . .	25,000	24,996
Corporacion Andina de Fomento:		
0.110%, 7–18–14 (K) . . .	10,000	9,999
0.140%, 8–25–14 (K) . . .	1,000	1,000
Danaher Corp.,		
0.090%, 7–9–14 (K)	19,000	19,000
Diageo Capital plc (GTD by Diageo plc),		
0.250%, 7–3–14 (K)	7,200	7,200
DTE Energy Co. (GTD by Detroit Edison Co.),		
0.180%, 7–2–14 (K)	4,000	4,000
Ecolab, Inc.,		
0.240%, 7–14–14 (K) . . .	8,000	7,999
Enbridge, Inc.,		
0.250%, 7–9–14 (K)	17,000	16,999
Exxon Mobil Corp.,		
0.060%, 7–10–14 (K) . . .	9,000	9,000
Fannie Mae Discount Notes,		
0.050%, 7–23–14 (K) . . .	11,300	11,300

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Federal Home Loan Bank:		
0.000%, 7–9–14 (K)	$13,000	$13,000
0.020%, 7–23–14 (K) . . .	23,000	23,000
0.040%, 8–1–14 (K)	7,000	7,000
0.030%, 8–29–14 (K) . . .	20,000	19,999
General Mills, Inc.,		
0.130%, 7–1–14 (K)	16,000	16,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.090%, 7–8–14 (K)	6,000	6,000
Google, Inc.,		
0.060%, 7–23–14 (K) . . .	15,000	14,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.210%, 7–10–14 (K) . . .	5,000	5,000
Hewlett-Packard Co.,		
0.280%, 7–28–14 (K) . . .	20,000	19,996
Honeywell International, Inc.,		
0.090%, 7–21–14 (K) . . .	6,550	6,550
International Business Machines Corp.:		
0.080%, 8–6–14 (K)	10,000	9,999
0.080%, 8–13–14 (K) . . .	10,000	9,999
John Deere Capital Corp.,		
0.090%, 7–15–14 (K) . . .	20,000	19,999
Johnson & Johnson,		
0.050%, 7–1–14 (K)	43,738	43,737
Kellogg Co.,		
0.150%, 7–17–14 (K) . . .	6,000	6,000
Kimberly-Clark Worldwide, Inc. (GTD by Kimberly-Clark Corp.),		
0.070%, 7–8–14 (K)	8,000	8,000
Kroger Co. (The),		
0.220%, 7–7–14 (K)	15,000	14,999
L Oreal USA, Inc.,		
0.090%, 7–8–14 (K)	6,000	6,000
McCormick & Co., Inc.,		
0.240%, 8–5–14 (K)	10,000	9,998
Microsoft Corp.,		
0.090%, 8–27–14 (K) . . .	20,000	19,997
NBCUniversal Enterprise, Inc.,		
0.230%, 7–7–14 (K)	7,000	7,000
Nestle Finance International Ltd. (GTD by Nestle S.A.),		
0.090%, 7–18–14 (K) . . .	6,000	6,000
PACCAR Financial Corp. (GTD by PACCAR, Inc.),		
0.080%, 7–24–14 (K) . . .	8,000	8,000
PepsiCo, Inc.:		
0.060%, 7–18–14 (K) . . .	20,000	19,999
0.090%, 7–24–14 (K) . . .	8,875	8,874
Procter & Gamble Co. (The):		
0.060%, 7–14–14 (K) . . .	16,000	16,000
0.060%, 7–16–14 (K) . . .	6,000	6,000
0.060%, 7–23–14 (K) . . .	15,000	14,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Roche Holdings, Inc.:		
0.120%, 7–14–14 (K) .	$35,000	$ 34,998
0.080%, 7–15–14 (K) .	20,000	19,999
0.080%, 7–24–14 (K) .	10,000	10,000
Siemens Capital Co. LLC (GTD by Siemens AG),		
0.120%, 7–28–14 (K) .	35,000	34,995
St. Jude Medical, Inc.,		
0.230%, 8–5–14 (K) . .	7,000	6,998
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.140%, 7–8-14 (K) . .	19,000	19,000
0.100%, 7–22–14 (K) . .	10,000	9,999
0.120%, 8–11–14 (K) .	10,000	9,999
Total Capital Canada Ltd. (GTD by Total S.A.),		
0.160%, 8–19–14 (K) .	25,000	24,994
USAA Capital Corp.:		
0.060%, 7–1–14 (K) . .	7,000	7,000
0.060%, 7–2–14 (K)	37,891	37,890
Virginia Electric and Power Co.,		
0.210%, 7–9–14 (K) . .	15,000	14,999
Wal-Mart Stores, Inc.:		
0.070%, 7–7–14 (K)	20,000	20,000
0.060%, 7–14–14 (K) .	10,000	10,000
Wisconsin Electric Power Co.,		
0.180%, 7–7–14 (K) . .	1,548	1,548
Wisconsin Gas LLC,		
0.110%, 7–10–14 (K) .	20,000	19,999
		977,502
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.104%, 7–2–14 (L) . .	2,450	2,450
TOTAL SHORT-TERM SECURITIES – 26.8%		$ 979,952

(Cost: $979,961)

TOTAL INVESTMENT SECURITIES – 99.8%		$3,647,116

(Cost: $3,316,135)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		6,865

NET ASSETS –100.0%		$3,653,981

Notes to Consolidated Schedule of Investments

(A) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(B) Listed on an exchange outside the United States.

(C) No dividends were paid during the preceding 12 months.

(D) Restricted securities. At June 30, 2014, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1-23-12 to 5-1-12	104,001	$ 70,393	$108,681
Legend Pictures LLC	12-18-12	22	41,637	41,842
Media Group Holdings LLC	4-23-13	43	92,957	92,958
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	1-23-12 to 6-18-12	$87,217	88,116	87,217
			$293,103	$330,698

The total value of these securities represented 9.1% of net assets at June 30, 2014.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $13,940 or 0.4% of net assets.

(H) Payment-in-kind bonds.

(I) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(J) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(K) Rate shown is the yield to maturity at June 30, 2014.

(L) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

(M) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in note 6 of the notes to financial statements.

The following forward foreign currency contracts were outstanding at June 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	UBS AG	2,871,219	7–29–14	$—	$124
Sell	Japanese Yen	Citibank N.A.	4,624,863	7–29–14	—	202
Sell	Japanese Yen	Morgan Stanley International	5,674,712	7–29–14	—	227
Sell	Japanese Yen	Goldman Sachs International	3,034,430	7–29–14	—	117
					$—	$670

The following total return swap agreements were outstanding at June 30, 2014:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee#	Unrealized Appreciation (Depreciation)
Citibank N.A.	105,196	Apple, Inc.	05–23–15	$ 9,776	USD LIBOR + 0.380%	$ 212
Societe Generale Bank	359,100	CBS Corp., Class B	05–22–15	22,314	USD LIBOR + 0.340%	677
JPMorgan Chase Bank N.A.	752,500	CBS Corp., Class B	05–26–15	46,760	USD LIBOR + 0.340%	2,419
Deutsche Bank AG	265,206	ConocoPhillips	05–22–15	22,736	USD LIBOR + 0.980%	250
Deutsche Bank AG	530,412	Twenty-First Century Fox, Inc., Class A	05–22–15	18,644	USD LIBOR + 0.980%	(121)
Barclays Bank plc	671,950	Phillips 66	05–25–15	54,045	USD LIBOR + 0.400%	(630)
UBS AG	465,300	Wynn Resorts, Ltd.	05–22–15	96,578	USD LIBOR + 1.050%	2,281
						$5,088

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/ receive the return of the underlying security.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Adobe Systems, Inc.	Citibank N.A.	Put	569	July 2014	$ 60.00	$ 85	$ (1)
	Citibank N.A.	Call	569	July 2014	80.00	65	(3)
Apple, Inc.	UBS AG	Call	1,778	August 2014	107.14	60	(58)
Caterpillar, Inc.	Citibank N.A.	Put	874	August 2014	90.00	61	(13)
ConocoPhillips	Deutsche Bank AG	Put	2,142	August 2014	72.50	97	(27)
	Deutsche Bank AG	Call	3,213	August 2014	92.50	52	(76)
Dow Chemical Co. (The)	Citibank N.A.	Call	1,259	July 2014	55.00	53	(7)
Texas Instruments, Inc.	Deutsche Bank AG	Put	436	July 2014	38.00	13	(1)
Wells Fargo & Co.	Morgan Stanley & Co., Inc.	Put	1,175	July 2014	49.00	24	(9)
						$510	$(195)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 481,789	$ —	$ 243,481
Energy	166,676	—	—
Financials	480,684	—	—
Health Care	122,095	—	—
Industrials	228,158	—	—
Information Technology	424,904	—	—
Materials	87,062	—	—
Telecommunication Services	25,408	—	—
Total Common Stocks	$2,016,776	$ —	$ 243,481
Purchased Options	692	3,475	—
Corporate Debt Securities	—	13,940	134,028
Loans	—	—	22,858
United States Government Agency Obligations	—	1,387	—
Bullion	230,527	—	—
Short-Term Securities	—	979,952	—
Total	$2,247,995	$ 998,754	$ 400,367
Swap Agreements	$ —	$ 5,839	$ —

Asset Strategy Fund *(in thousands)*

	Level 1	Level 2	Level 3
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 670	$ —
Written Options	$ —	$ 195	$ —
Swap Agreements	$ —	$ 751	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 6-30-13	$164,653	$136,509	$ 23,213
Net realized gain (loss)	—	—	—
Net change in unrealized appreciation (depreciation)	517	(4,641)	(190)
Purchases	78,311	9,531	—
Sales	—	(7,371)	(200)
Accrued discounts/premiums	—	—	35
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 6-30-14	$243,481	$134,028	$ 22,858
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-14	$ 517	$ (4,641)	$ (190)

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 6-30-14	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$243,481	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.8 to 9.5%
			Illiquidity discount	9.5 to 10%
Corporate Debt Securities	5,711	Broker quotes	Broker quotes	50
	87,217	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.8%
			Illiquidity discount	10%
	41,100	Index comparison	Yield to maturity	8%
Loans	22,858	Third-party valuation service	Broker quotes	100 to 104.125

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	41.2%
Hong Kong	8.6%
United Kingdom	5.8%
Japan	4.4%
Germany	2.2%

Country Diversification (Continued)

Switzerland	1.3%
France	1.3%
China	1.2%
Other Countries	0.6%
Other+	33.4%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of Waddell & Reed Advisors Continental Income Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. She has managed the Fund since 1993 and has 31 years of industry experience.

Fiscal year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Continental Income Fund (Class A shares at net asset value)	19.49%
Waddell & Reed Advisors Continental Income Fund (Class A shares including sales charges)	12.61%

Benchmark(s) and/or Lipper Category

S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	24.61%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	17.72%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	4.28%

Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.

Key drivers

Despite volatility, the fiscal year closed out as a good one for stock returns. Every sector in the S&P 500 was positive for the year. The volatility began early when, on May 22, the U.S. Federal Reserve (Fed) Chairperson raised the possibility of tapering the domestic central bank security purchases from $85 billion a month to a lower amount. These comments fueled investor nervousness that the Fed could begin reducing its sizeable bond-buying program sometime in the coming months. This started the big "refocus" of what a reduction would ultimately mean for both equity and fixed income markets. Investors began to think about the possibility of rising interest rates and began selling those stocks that are most similar to bonds. However, in the second half of the fiscal year, concerns arose as global industrial production looked to be peaking after five quarters of acceleration. The momentum peak was the result of two developments: A moderation in developed market growth and, more importantly, a moderation in Chinese growth. In addition, there was much discussion about 2013-2014's never-ending winter and how markets would interpret weakness in the headline numbers. These developments helped push bond yields lower and defensive stocks higher.

As the fiscal year ended, however, several measures of volatility declined to low levels, indicating a sense of calm in the market, an unlikely feat in the face of rising interest rate expectations and geopolitical events in Europe, Ukraine and the Middle East. The focus quickly moved to the weak first quarter gross domestic product (GDP) report which suggested that the economy wasn't "taking off" as quickly as hoped, helping to drive the 10-year Treasury yield down since the start of the year. Given the escalation in geopolitical uncertainty and rise in domestic oil production, energy stocks moved to be one of the top-performing sectors for the fiscal year.

While we witnessed a wide range of events that drove volatility throughout the year, one consistent theme was the worldwide quest for yield. This quest drove more companies to return excess capital in the form of dividends and buybacks, highlighted by a double-digit increase in dividends paid for the fiscal year. More importantly, payout ratios (dividends paid/divided by earnings) remained low. The current payout ratio stands at 35%, substantially below the historical average of 50%. The capital return theme played an important role in the Fund as a number of holdings, such as, L Brands (formerly Limited Brands, Inc.) and CBS Corporation, rewarded shareholders with rising dividends and healthy share buybacks.

Contributors and detractors

The Fund's performance was influenced by a number of factors. First, asset allocation played a key role in overall performance. The Fund ordinarily invests about 75% in equities and 25% in fixed-income securities. The Fund's fixed-income portfolio caused it to underperform its all-equity benchmark as equities significantly outperformed bonds for the year. However, our decision to overweight equities for the fiscal year drove strong relative performance against our peer group. Our decision to target our maximum allocation in equities was based primarily on the absolute low level of interest rates, where (in our opinion) equities offered a more compelling long-term return potential than bonds. Other key drivers of performance were found in both our security selection and sector emphasis within the equities portion of the Fund. Both of these factors resulted in strong performance in the Fund's equities portfolio. The main drivers in sector emphasis came from our decision to overweight industrials and energy and underweight telecommunications. From a stock selection standpoint, strong security selection within consumer staples, energy and technology contributed most to performance. Adverse stock selection came in our financials holdings.

Within the Fund's energy holdings, ConocoPhillips and Schlumberger Ltd. participated with the strong move in energy stocks. While ConocoPhillips has been a long-term holding of the Fund, we believe upside still exists. The company has executed its plan to sell assets and deploy the proceeds from those assets into share repurchases. In addition, the company completed the spin-off of its downstream entity Phillips 66. We think the company offers attractive growth and profit potential at this point in the industry cycle, given its extensive position in North American shale, which looks to offer both economic defensibility and resource upside. Outside of North America, the company has key exposures in the North Sea (both in the UK and Norway), Qatar and Australia. Oil service giant Schlumberger recently hosted its investor day. The theme was a continuation of best in class performance that is expected to produce a three-year compounded annual growth of 20%. During this event, the company reiterated the importance of share buybacks and dividends going forward with a 60% payout target.

Apple, Inc. returned as the Fund's top performing stock for the fiscal year. We believe Apple's momentum seems to be returning after a period of stalled growth. While there has been much debate about what the future growth of the iPhone may look like, we would certainly expect a solid upgrade cycle with a larger screen phone. In addition, the Apple management team continues to allude to new product categories, which could mean positive things for the company. As the future growth story unfolds, we are encouraged by Apple's willingness to return some of its cash in the form of dividends and share buybacks.

Cisco Systems, Inc. was a notable detractor to performance during the fiscal year. Cisco announced earnings in November and noted that it had experienced a sudden broad-based slow down across its entire business, resulting in a significant guide down for the coming quarter. While a number of macro issues were cited, the magnitude was particularly surprising given the fact that global GDP growth had been weak, but not disastrous. The Fund exited the position in Cisco.

The fixed-income portion of the Fund generated a positive return for the fiscal year in an environment where several high quality fixed-income benchmarks experienced negative returns. The Fund has long been short duration to its fixed-income benchmark given the absolute low level of interest rates. It has also developed a substantial overweight in credit given the relatively good health of corporate balance sheets and abundant liquidity available within the financial system. Both the short duration and overweight in credit were strong drivers of performance in the Fund's fixed-income portfolio during the fiscal year. Credit performance also benefited from a significant position in financials, mainly banks and a heavier weighting to the BBB rating bucket. Given the uncertainty surrounding the pace of the Fed's exit program and its effects on longer-term interest rates, we prefer to avoid making substantial bets on the future levels of interest rates. Instead, we are pursuing strategies that focus on generating outperformance from the steepness exhibited in the intermediate part of the yield curve and credit markets.

Outlook

As we look forward to 2014, we believe profit growth will ultimately be the driver of market performance. Stock prices have been remarkably resilient in the face of innumerable macro events since 2009, primarily as a result of a more than doubling in corporate profits. This outstanding profits recovery has occurred in a modest growth environment as corporations have become lean and mean. A return of confidence will be needed for housing to sustain its recovery and capital expenditures to resume. Otherwise, we feel stock performance may have borrowed from the future as we navigate 2014. In addition, distortions caused by winter storms during the first calendar quarter of 2014 and the subsequent second calendar quarter rebound (although muted) appear to be causing confusion on the underlying strength of the economy. We believe "turning points" to watch will be core inflation stabilizing and inflecting, a rebound of global industrial production and continued progress in employment here in the U.S. Markets generally like broad stories to invest behind. A rising rate cycle has typically been favorable for early cycle stocks, although this time may be different. We remain constructive in our outlook with an accommodative fiscal policy mixed with strong corporate balance sheets. This should be a good recipe for growth. As always, we look to position the Fund accordingly as new inputs become available.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Continental Income Fund's performance.

Asset Allocation

Stocks	**71.2%**
Consumer Discretionary	12.7%
Industrials	12.2%
Information Technology	11.3%
Financials	10.0%
Energy	9.3%
Consumer Staples	8.3%
Materials	3.7%
Health Care	3.7%
Bonds	**24.2%**
Corporate Debt Securities	21.9%
United States Government and Government Agency Obligations	2.3%
Other Government Securities	0.0%
Cash and Cash Equivalents	**4.6%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	112/589	19
3 Year	76/525	15
5 Year	65/488	14
10 Year	16/315	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
PNC Financial Services Group, Inc. (The)	Financials
Applied Materials, Inc.	Information Technology
ConocoPhillips	Energy
Apple, Inc.	Information Technology
JPMorgan Chase & Co.	Financials
Alliance Data Systems Corp.	Information Technology
Limited Brands, Inc.	Consumer Discretionary
Union Pacific Corp.	Industrials
Cognizant Technology Solutions Corp., Class A	Information Technology
Brown-Forman Corp., Class B	Consumer Staples

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Continental Income Fund, Class A Shares[1]	$21,010
	S&P 500 Index	$21,159
	Barclays U.S. Government/Credit Index	$16,199

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	12.61%	14.24%	18.59%	19.92%
5-year period ended 6-30-14	13.47%	13.45%	13.79%	15.18%
10-year period ended 6-30-14	7.71%	7.46%	7.35%	8.68%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Continental Income Fund (in thousands) JUNE 30, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.8%		
Boeing Co. (The)	134	$17,074
Honeywell International, Inc.	185	17,233
Precision Castparts Corp.	71	17,871
		52,178
Airlines – 1.0%		
Southwest Airlines Co.	472	12,673
Apparel Retail – 1.6%		
Limited Brands, Inc.	359	21,071
Application Software – 2.8%		
Autodesk, Inc. (A)	348	19,636
Intuit, Inc.	213	17,113
		36,749
Asset Management & Custody Banks – 1.4%		
Northern Trust Corp.	280	17,998
Brewers – 1.5%		
Anheuser-Busch InBev S.A. ADR	174	20,046
Broadcasting – 1.3%		
CBS Corp., Class B	284	17,648
Cable & Satellite – 2.6%		
Comcast Corp., Class A	347	18,647
Time Warner Cable, Inc.	102	15,025
		33,672
Casinos & Gaming – 0.9%		
Las Vegas Sands, Inc.	163	12,401
Construction Machinery & Heavy Trucks – 1.4%		
Cummins, Inc.	118	18,191
Consumer Finance – 1.5%		
American Express Co.	209	19,818
Data Processing & Outsourced Services – 2.5%		
Alliance Data Systems Corp. (A)	75	21,122
FleetCor Technologies, Inc. (A)	90	11,836
		32,958
Distillers & Vintners – 2.8%		
Brown-Forman Corp., Class B	217	20,415
Constellation Brands, Inc. (A)	185	16,295
		36,710
Diversified Chemicals – 3.0%		
Dow Chemical Co. (The)	385	19,817
PPG Industries, Inc.	97	20,301
		40,118

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 1.5%		
Rockwell Automation, Inc.	158	$19,750
Home Improvement Retail – 1.3%		
Home Depot, Inc. (The)	222	17,949
Hotels, Resorts & Cruise Lines – 0.9%		
Hyatt Hotels Corp., Class A (A)	190	11,604
Household Products – 1.5%		
Colgate-Palmolive Co.	295	20,120
Industrial Conglomerates – 1.3%		
3M Co.	120	17,217
Industrial Gases – 0.7%		
Praxair, Inc.	71	9,458
Industrial Machinery – 1.6%		
Pall Corp.	148	12,603
Pentair, Inc. (A)	129	9,318
		21,921
Internet Retail – 1.2%		
Amazon.com, Inc. (A)	49	16,044
IT Consulting & Other Services – 1.5%		
Cognizant Technology Solutions Corp., Class A (A)	421	20,572
Managed Health Care – 0.9%		
UnitedHealth Group, Inc.	150	12,238
Motorcycle Manufacturers – 1.4%		
Harley-Davidson, Inc.	266	18,545
Movies & Entertainment – 1.5%		
Twenty-First Century Fox, Inc.	576	19,727
Multi-Line Insurance – 1.3%		
American International Group, Inc.	322	17,569
Oil & Gas Equipment & Services – 2.9%		
National Oilwell Varco, Inc.	226	18,595
Schlumberger Ltd.	171	20,145
		38,740
Oil & Gas Exploration & Production – 3.1%		
ConocoPhillips	252	21,596
Noble Energy, Inc.	252	19,543
		41,139
Oil & Gas Refining & Marketing – 1.5%		
Phillips 66	251	20,160

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 1.8%		
Plains GP Holdings L.P., Class A	267	$ 8,545
Regency Energy Partners L.P.	465	14,974
		23,519
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.	415	19,528
JPMorgan Chase & Co.	371	21,360
		40,888
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Co.	165	15,336
Personal Products – 1.3%		
Estee Lauder Co., Inc. (The), Class A	239	17,778
Pharmaceuticals – 2.8%		
GlaxoSmithKline plc ADR	305	16,306
Johnson & Johnson	191	20,024
		36,330
Property & Casualty Insurance – 1.0%		
Travelers Co., Inc. (The)	143	13,414
Railroads – 1.6%		
Union Pacific Corp.	207	20,648
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	260	23,109
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	1,001	22,566
Semiconductors – 1.2%		
Microchip Technology, Inc.	339	16,551
Technology Hardware, Storage & Peripherals – 1.6%		
Apple, Inc.	232	21,516
TOTAL COMMON STOCKS – 71.2%		**$946,639**
(Cost: $652,285)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 0.1%		
General Dynamics Corp., 1.000%, 11–15–17	$1,000	$ 992
Northrop Grumman Corp., 1.750%, 6–1–18	950	945
		1,937

Continental Income Fund (in thousands) JUNE 30, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel Retail – 0.3%		
Limited Brands, Inc.:		
6.625%, 4–1–21	$2,915	$ 3,312
5.625%, 2–15–22	744	805
		4,117
Apparel, Accessories & Luxury Goods – 0.2%		
LVMH Moet Hennessy - Louis Vuitton, 1.625%, 6–29–17 (B)	2,000	2,022
Asset Management & Custody Banks – 0.3%		
Ares Capital Corp., 4.875%, 11–30–18	3,300	3,508
Auto Parts & Equipment – 0.1%		
Delphi Corp., 5.000%, 2–15–23	808	869
Automobile Manufacturers – 1.1%		
Ford Motor Co., Convertible, 4.250%, 11–15–16	4,000	7,992
Toyota Motor Credit Corp.:		
0.516%, 5–17–16 (C)	1,000	1,003
2.050%, 1–12–17	500	514
2.000%, 10–24–18	2,000	2,022
Volkswagen Group of America, Inc., 2.125%, 5–23–19 (B)	5,000	5,002
		16,533
Biotechnology – 0.5%		
Amgen, Inc.:		
2.125%, 5–15–17	2,250	2,306
2.200%, 5–22–19	4,200	4,194
		6,500
Brewers – 0.2%		
Heineken N.V., 1.400%, 10–1–17 (B)	750	750
SABMiller Holdings, Inc., 2.200%, 8–1–18 (B)	1,800	1,818
		2,568
Broadcasting – 0.1%		
Discovery Communications LLC, 3.300%, 5–15–22	900	895
Cable & Satellite – 0.1%		
Pearson Funding Five plc, 3.250%, 5–8–23 (B)	800	761
Consumer Finance – 1.4%		
American Express Credit Corp., 2.125%, 7–27–18	1,150	1,168
American Honda Finance Corp.:		
0.602%, 5–26–16 (B)(C)	1,000	1,004
2.125%, 10–10–18	1,200	1,219
Capital One Bank USA N.A.:		
2.150%, 11–21–18	1,500	1,508
2.250%, 2–13–19	2,000	2,012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Charles Schwab Corp. (The), 2.200%, 7–25–18	$ 700	$ 712
Discover Bank, 2.000%, 2–21–18	1,650	1,660
Ford Motor Credit Co. LLC, 3.875%, 1–15–15	500	509
General Motors Financial Co., Inc., 2.750%, 5–15–16	966	980
Hyundai Capital America, 2.875%, 8–9–18 (B)	1,200	1,235
IntercontinentalExchange Group, Inc., 2.500%, 10–15–18	1,200	1,227
SLM Corp., 4.875%, 6–17–19	1,500	1,546
Total System Services, Inc., 2.375%, 6–1–18	3,900	3,903
		18,683
Data Processing & Outsourced Services – 0.1%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	1,300	1,464
Distillers & Vintners – 0.4%		
Beam, Inc.:		
1.875%, 5–15–17	900	902
1.750%, 6–15–18	750	739
Brown-Forman Corp., 1.000%, 1–15–18	1,000	977
Constellation Brands, Inc., 3.750%, 5–1–21	2,322	2,311
		4,929
Distributors – 0.0%		
LKQ Corp., 4.750%, 5–15–23	607	599
Diversified Banks – 3.8%		
ABN AMRO Bank N.V., 2.500%, 10–30–18 (B)	3,000	3,044
Bank of America Corp.:		
1.050%, 3–22–16 (C)	2,000	2,015
2.000%, 1–11–18	2,100	2,113
Bank of New York Mellon Corp. (The), 2.100%, 1–15–19	3,500	3,520
Bank of Nova Scotia (The):		
1.450%, 4–25–18	2,000	1,986
2.050%, 10–30–18	3,150	3,164
Barclays Bank plc, 2.500%, 2–20–19	1,400	1,418
BNP Paribas, 2.450%, 3–17–19	3,900	3,926
BNP Paribas S.A., 5.186%, 6–29–49 (B)	2,900	2,954
Commonwealth Bank of Australia, 2.250%, 3–13–19	2,900	2,925

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
HSBC USA, Inc., 1.625%, 1–16–18	$1,200	$ 1,203
National Australia Bank Ltd., 2.300%, 7–25–18	2,000	2,037
Nordea Bank AB, 1.625%, 5–15–18 (B)	2,990	2,975
Skandinaviska Enskilda Banken AB, 2.375%, 3–25–19 (B)	2,000	2,017
Societe Generale N.A., 5.922%, 4–29–49 (B)	7,000	7,472
Swedbank AB (publ), 1.750%, 3–12–18 (B)	3,270	3,265
Wells Fargo & Co.:		
1.500%, 1–16–18	750	749
2.150%, 1–15–19	1,500	1,513
Westpac Banking Corp., 2.250%, 7–30–18	4,000	4,075
		52,371
Diversified Metals & Mining – 0.5%		
Anglo American plc, 4.125%, 4–15–21 (B)	1,300	1,330
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3–15–18	400	406
Glencore Funding LLC, 3.125%, 4–29–19 (B)	3,500	3,570
Teck Resources, 3.000%, 3–1–19	1,200	1,225
		6,531
Electric Utilities – 0.5%		
Electricite de France S.A., 2.150%, 1–22–19 (B)	2,500	2,514
PPL Energy Supply LLC, 4.600%, 12–15–21	2,100	2,084
Southern Co. (The), 2.450%, 9–1–18	2,050	2,102
		6,700
Electronic Equipment & Instruments – 0.1%		
Xerox Corp., 4.250%, 2–15–15	1,000	1,023
Environmental & Facilities Services – 0.3%		
Ecolab, Inc., 1.450%, 12–8–17	3,925	3,929
Republic Services, Inc., 5.000%, 3–1–20	500	560
		4,489
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co.:		
2.750%, 4–15–16	500	518
2.125%, 7–15–19	1,300	1,301
		1,819
Food Distributors – 0.3%		
Campbell Soup Co., 2.500%, 8–2–22	900	849

Continental Income Fund *(in thousands)* JUNE 30, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Distributors (Continued)		
ConAgra Foods, Inc.:		
1.300%, 1–25–16	$ 250	$ 252
1.900%, 1–25–18	2,498	2,504
General Mills, Inc., 0.527%, 1–29–16 (C)	250	251
		3,856
Food Retail – 0.1%		
Kroger Co. (The), 2.300%, 1–15–19	1,500	1,515
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7–15–17	450	482
1.875%, 4–15–18	750	743
		1,225
Health Care Supplies – 0.5%		
C.R. Bard, Inc., 1.375%, 1–15–18	2,800	2,775
Express Scripts Holding Co., 2.250%, 6–15–19	4,000	3,984
Mallinckrodt International Finance S.A., 3.500%, 4–15–18	250	249
		7,008
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	1,000	983
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7–15–23	250	244
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10–1–22	250	242
Industrial Conglomerates – 0.1%		
General Electric Capital Corp., 0.959%, 4–2–18 (C)	1,500	1,520
Industrial Gases – 0.4%		
Airgas, Inc., 1.650%, 2–15–18	1,250	1,240
Praxair, Inc.:		
1.250%, 11–7–18	3,726	3,645
3.000%, 9–1–21	500	511
		5,396
Industrial Machinery – 0.9%		
Eaton Corp., 1.500%, 11–2–17	6,800	6,808
Ingersoll-Rand Global Holding Co. Ltd., 2.875%, 1–15–19	4,105	4,207
		11,015
Integrated Telecommunication Services – 0.8%		
AT&T, Inc., 2.300%, 3–11–19	$8,250	$ 8,328
Verizon Communications, Inc., 3.650%, 9–14–18	1,600	1,709
		10,037
Internet Retail – 0.1%		
Amazon.com, Inc., 0.650%, 11–27–15	750	751
Investment Banking & Brokerage – 0.7%		
Goldman Sachs Group, Inc. (The):		
2.900%, 7–19–18	1,200	1,236
2.625%, 1–31–19	2,000	2,026
Morgan Stanley:		
2.125%, 4–25–18	2,000	2,022
2.500%, 1–24–19	3,500	3,539
		8,823
Leisure Products – 0.0%		
Mattel, Inc., 2.500%, 11–1–16	500	516
Life & Health Insurance – 0.2%		
AIA Group Ltd., 2.250%, 3–11–19 (B)	1,600	1,601
Prudential Financial, Inc., 2.300%, 8–15–18	800	813
		2,414
Managed Health Care – 0.5%		
Aetna, Inc., 2.200%, 3–15–19	1,600	1,604
WellPoint, Inc., 1.875%, 1–15–18	4,800	4,833
		6,437
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (B)	1,164	1,250
Movies & Entertainment – 0.3%		
News American, Inc., 3.000%, 9–15–22	2,000	1,968
Viacom, Inc.:		
2.500%, 9–1–18	800	818
2.200%, 4–1–19	1,300	1,301
		4,087
Multi-Utilities – 0.1%		
Origin Energy Finance Ltd., 3.500%, 10–9–18 (B)	1,200	1,245
Oil & Gas Drilling – 0.1%		
Transocean, Inc., 2.500%, 10–15–17	1,500	1,532
Oil & Gas Equipment & Services – 0.1%		
National Oilwell Varco, Inc., 1.350%, 12–1–17	$ 250	$ 250
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.250%, 8–1–17 (B)	500	499
		749
Oil & Gas Exploration & Production – 0.7%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9–26–18	2,850	2,901
ConocoPhillips, 1.050%, 12–15–17	3,200	3,169
Devon Energy Corp., 2.250%, 12–15–18	1,500	1,517
EOG Resources, Inc., 2.500%, 2–1–16	1,000	1,028
ONEOK Partners L.P., 3.200%, 9–15–18	700	730
		9,345
Oil & Gas Storage & Transportation – 0.4%		
Buckeye Partners L.P., 2.650%, 11–15–18	3,300	3,355
Kinder Morgan Energy Partners L.P., 2.650%, 2–1–19	1,850	1,872
		5,227
Other Diversified Financial Services – 1.8%		
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9–30–18	700	708
CIT Group, Inc., 3.875%, 2–19–19	1,400	1,422
Citigroup, Inc., 2.550%, 4–8–19	6,750	6,804
Daimler Finance North America LLC, 2.375%, 8–1–18 (B)	2,250	2,304
Fidelity National Information Services, Inc., 2.000%, 4–15–18	500	498
Fifth Street Finance Corp., 4.875%, 3–1–19	5,000	5,214
JPMorgan Chase & Co.:		
3.450%, 3–1–16	2,000	2,087
3.150%, 7–5–16	750	782
7.900%, 4–29–49	1,000	1,120
Total Capital, 2.125%, 8–10–18	1,200	1,219
Total Capital Canada Ltd., 1.450%, 1–15–18	1,450	1,450
		23,608
Packaged Foods & Meats – 0.3%		
Kellogg Co., 4.450%, 5–30–16	1,000	1,066
Kraft Foods, Inc., 4.125%, 2–9–16	2,000	2,103
Unilever Capital Corp., 2.750%, 2–10–16	1,000	1,037
		4,206

Continental Income Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The),		
2.350%, 8–15–22	$1,200	$ 1,138
Kimberly-Clark Corp.,		
0.344%, 5–15–16 (C)	750	751
		1,889
Pharmaceuticals – 0.8%		
Forest Laboratories, Inc.,		
5.000%, 12–15–21 (B) . . .	5,000	5,480
Perrigo Co. Ltd.,		
2.300%, 11–8–18 (B)	5,000	4,997
		10,477
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp.,		
2.000%, 8–15–18	1,200	1,220
Berkshire Hathaway, Inc.,		
1.550%, 2–9–18	250	251
		1,471
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.050%, 3–15–22	900	904
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5–15–20	800	766
Union Pacific Corp.,		
2.250%, 2–15–19	500	509
		2,179
Regional Banks – 0.5%		
BB&T Corp.,		
1.450%, 1–12–18	2,200	2,189
PNC Bank N.A.,		
2.200%, 1–28–19	2,250	2,272
SunTrust Banks, Inc.,		
2.350%, 11–1–18	2,800	2,836
		7,297
Semiconductors – 0.1%		
Broadcom Corp.,		
2.700%, 11–1–18	750	776
Soft Drinks – 0.4%		
PepsiCo, Inc.,		
2.250%, 1–7–19	4,750	4,844
Specialty Chemicals – 0.1%		
RPM International, Inc.,		
3.450%, 11–15–22	750	729
Sherwin-Williams Co. (The),		
1.350%, 12–15–17	250	250
		979
Systems Software – 0.4%		
CA, Inc.,		
2.875%, 8–15–18	2,000	2,046
Oracle Corp.,		
2.250%, 10–8–19	3,500	3,496
		5,542

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11–15–18	$1,000	$ 1,018
2.350%, 2–26–19	600	605
		1,623
Wireless Telecommunication Service – 0.2%		
American Tower Corp.,		
4.700%, 3–15–22	1,140	1,221
Crown Castle International Corp.,		
5.250%, 1–15–23	1,171	1,221
Virgin Media Finance plc,		
4.875%, 2–15–22	298	281
		2,723
TOTAL CORPORATE DEBT SECURITIES – 21.9%		**$291,349**

(Cost: $282,243)

OTHER GOVERNMENT SECURITIES	Principal	Value
Canada – 0.0%		
TransCanada PipeLines Ltd.,		
0.750%, 1–15–16	250	251
TOTAL OTHER GOVERNMENT SECURITIES – 0.0%		**$ 251**

(Cost: $250)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.2%		
National Archives Facility Trust,		
8.500%, 9–1–19	1,868	2,215
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12–1–31	66	74
6.500%, 1–1–32	72	83
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7–1–18	412	437
4.500%, 9–1–19	884	938
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9–15–18	430	457
6.500%, 8–15–28	60	68
		2,057
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		**$ 4,272**

(Cost: $3,784)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 2.0%		
U.S. Treasury Notes:		
4.250%, 11–15–14 . . .	$10,000	$ 10,154
0.375%, 1–15–16	3,000	3,005
0.625%, 7–15–16	3,500	3,510
0.875%, 1–31–17	4,000	4,018
0.625%, 2–15–17	6,450	6,434
		27,121
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.0%		**$ 27,121**

(Cost: $26,943)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.6%		
Apple, Inc.,		
0.070%, 7–7–14 (D) . .	10,000	10,000
BorgWarner, Inc.,		
0.240%, 7–3–14 (D) . .	7,000	7,000
Danaher Corp.:		
0.090%, 7–9–14 (D) . .	5,000	5,000
0.090%, 7–10–14 (D) .	4,000	4,000
McCormick & Co., Inc.,		
0.110%, 7–1–14 (D) . .	4,965	4,965
NBCUniversal Enterprise, Inc.,		
0.230%, 7–11–14 (D)	5,000	5,000
Procter & Gamble Co. (The),		
0.060%, 7–14–14 (D)	3,000	3,000
Total Capital Canada Ltd. (GTD by Total S.A.),		
0.100%, 7–10–14 (D)	5,000	5,000
United Technologies Corp.,		
0.070%, 7–1–14 (D) . .	12,424	12,423
W.W. Grainger, Inc.,		
0.070%, 7–7–14 (D) . .	3,960	3,960
		60,348
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.104%, 7–2–14 (E) . .	3,137	3,137
TOTAL SHORT-TERM SECURITIES – 4.8%		**$ 63,485**

(Cost: $63,485)

TOTAL INVESTMENT SECURITIES – 100.2%		**$1,333,117**

(Cost: $1,028,990)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(3,255)

NET ASSETS – 100.0%		**$1,329,862**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $59,109 or 4.4% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(D) Rate shown is the yield to maturity at June 30, 2014.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$946,639	$ —	$ —
Corporate Debt Securities	—	291,349	—
Other Government Securities	—	251	—
United States Government Agency Obligations	—	4,272	—
United States Government Obligations	—	27,121	—
Short-Term Securities	—	63,485	—
Total	$946,639	$386,478	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2014. They have co-managed the Fund since 2006. Both men have 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Core Investment Fund (Class A shares at net asset value)	27.42%
Waddell & Reed Advisors Core Investment Fund (Class A shares including sales charges)	20.07%

Benchmark(s) and/or Lipper Category

S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	24.61%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	23.54%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The S&P 500 posted strong gains for the year ended June 30, 2014. Generally, cyclical sectors led the market with above average returns in materials, technology and energy, although heath care — a more defensive sector — also performed well. Lagging sectors included telecommunications, consumer staples, financials and utilities.

The U.S. equity market was strong out of the chute in the third quarter of 2013 as quarterly domestic economic growth increased at its highest pace since fourth quarter 2011. This strong reported growth sent U.S. 10-year interest rates up from approximately 2.5% in late October to more than 3% at the end of calendar year 2014. The sharp increase in interest rates kept sector returns of the more defensive and dividend-oriented sectors, such as utilities and telecommunications at bay, relative to more cyclical sectors of the market.

First quarter 2014, however, brought an unwelcome surprise with a 2.9% contraction in real gross domestic product (GDP) that we believe was largely driven by unseasonably cold weather that had particularly negative effects on consumer spending during the period. The uncertainty in the marketplace created by a sharp slowdown in growth in first quarter 2014 and debate around future Federal Reserve (Fed) rate policy caused sharp divergences in sector and style leadership in the February 2014 to March 2014 time frame. Interest rates declined, and leadership transitioned to the more defensive and dividend-oriented sectors like utilities and health care over the past 6 months. The Fund's fiscal year finished strong with another gain in the S&P 500 in its last quarter and renewed optimism for stronger economic growth in the second half of 2014.

Contributors and detractors

The Fund meaningfully outperformed the benchmark for the year ended June 30, 2014. Strong relative performance was driven entirely by stock selection rather than sector positioning. Winning stocks within health care, technology and materials drove the vast majority of outperformance. From a stock standpoint, strong earnings led appreciation in Shire Pharmaceuticals, Facebook (no longer a holding), Canadian Pacific Railway, Applied Materials, Dow Chemical and Cummins aided the portfolio. Most of these positions were large enough to reside at the top of the portfolio given our conviction in multi-year earnings stories within these companies. This served to offset some mistakes at the bottom of the portfolio weightings that included Teradata, Polo Ralph Lauren, and Panera Bread. (no longer holdings).

Outlook

Our outlook for the U.S. equity market remains constructive. While the U.S. economy is not yet "firing on all cylinders," economic momentum appears to be building. Residential investment continues to be a missing piece in the current recovery with sales of new and existing homes still feeling the negative effects of 2014's sharp increase in mortgage rates. The handoff from investors taking advantage of cheap financing to buy up inexpensive homes (thereby putting a floor in the housing market) to real buyers has not been a seamless one. Residential investment is a long way from normalized levels, and we believe an improving employment environment and attractive interest rates will sow the seeds of growth in the housing market.

We expect July data on second quarter GDP to show growth of somewhere between 2.5% and 3% for second quarter 2014, a sharp acceleration from weather-induced 2.9% contraction in the first quarter 2014. Growth in Europe has improved although still at a level which requires significant efforts by the European Central Bank to keep borrowing rates highly stimulative. Growth in emerging markets appears stable, but certainly well below the inflationary pace of a few years ago. Inflation, which must be watched for cues on when central bank policy should become less accommodative, remains tame. All in all, we continue to operate in a not-too-hot and not-too-cold climate that has been relatively attractive for investing in U.S. equities.

After another strong quarter of equity returns, we continue to be cognizant of instances when valuations have gotten ahead of fundamental earnings growth. Valuations are generally 15 to 20% higher than they were at the beginning of 2013. As stated in previous commentary, we are more likely to buy and own companies for their expected improvements in multi-year earnings power rather than for upside in price-to-earnings (P/E) alone. We continue to believe that the valuation expansion in defensive sectors such as utilities, telecommunications, and consumer staples are unjustifiable based on their earnings streams. Instead, we continue to find value in select areas within consumer discretionary, industrials and materials which have not been as prone to extreme valuation adjustments and have upside based on economic expansion. Moreover, in a world of relatively slow absolute growth and tame inflation, we are particularly focused on companies with strong internal catalysts. One such example is Shire Pharmaceuticals, which has experienced a recent management change, cost-restructuring and now merger activity.

As evidenced in the first six months of 2014, the market will continue to be subjected to debate around the timing of further reduction in Fed accommodation. February and March 2014 saw significant sector rotation and more recently, the jobs report on July 3 created more volatility based on changing assumptions regarding future Fed rate policy. As we head into late 2014 and 2015, debate on future rate policy will likely intensify and could impact the Fund's short-term relative performance. We will focus on finding value within these pullbacks with an underlying conviction that Fed policy, although it may change, will remain relatively accommodative so as to prolong a healthy rate of economic growth in the U.S. We thank you for your investment and look forward to updating you next year.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Core Investment Fund's performance.

Core Investment Fund

Asset Allocation

Stocks	**96.8%**
Consumer Discretionary	21.1%
Industrials	18.4%
Information Technology	14.8%
Financials	10.0%
Health Care	9.0%
Consumer Staples	8.9%
Energy	8.6%
Materials	6.0%
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	79/918	9
3 Year	282/812	35
5 Year	39/741	6
10 Year	15/509	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Canadian Pacific Railway Ltd.	Industrials
Applied Materials, Inc.	Information Technology
Bank of America Corp.	Financials
American International Group, Inc.	Financials
Shire Pharmaceuticals Group plc ADR	Health Care
Adobe Systems, Inc.	Information Technology
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Noble Energy, Inc.	Energy
Citigroup, Inc.	Financials
CBS Corp., Class B	Consumer Discretionary

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	20.07%	21.88%	26.08%	27.80%
5-year period ended 6-30-14	18.54%	18.45%	18.77%	20.33%
10-year period ended 6-30-14	9.44%	9.09%	9.00%	10.43%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Core Investment Fund *(in thousands)* JUNE 30, 2014

COMMON STOCKS	Shares	Value
Application Software – 5.0%		
Adobe Systems, Inc. (A)	2,045	$147,983
Autodesk, Inc. (A)	1,214	68,434
		216,417
Auto Parts & Equipment – 1.4%		
Delphi Automotive plc	918	63,110
Automobile Manufacturers – 1.4%		
Ford Motor Co.	3,651	62,935
Biotechnology – 3.4%		
Alexion Pharmaceuticals, Inc. (A)	421	65,750
Biogen Idec, Inc. (A)	271	85,512
		151,262
Brewers – 3.2%		
Anheuser-Busch InBev S.A. ADR	1,214	139,512
Broadcasting – 3.0%		
CBS Corp., Class B	2,160	134,231
Cable & Satellite – 5.2%		
Charter Communications, Inc., Class A (A)	330	52,297
Comcast Corp., Class A	1,698	91,155
Time Warner Cable, Inc.	586	86,347
		229,799
Construction Machinery & Heavy Trucks – 2.2%		
Cummins, Inc.	635	97,912
Data Processing & Outsourced Services – 3.8%		
Alliance Data Systems Corp. (A)	198	55,688
MasterCard, Inc., Class A	1,519	111,600
		167,288
Diversified Banks – 3.5%		
Bank of America Corp.	10,085	155,003
Diversified Chemicals – 4.4%		
Dow Chemical Co. (The)	2,329	119,871
PPG Industries, Inc.	357	74,918
		194,789
Home Improvement Retail – 1.6%		
Home Depot, Inc. (The)	853	69,083
Hypermarkets & Super Centers – 1.5%		
Costco Wholesale Corp.	575	66,217
Industrial Machinery – 8.2%		
Flowserve Corp.	1,218	90,529
Pall Corp.	1,256	107,284

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery (Continued)		
Parker Hannifin Corp.	380	$ 47,803
Pentair, Inc. (A)	1,567	113,012
		358,628
Internet Retail – 0.6%		
TripAdvisor, Inc. (A)	232	25,220
Motorcycle Manufacturers – 2.4%		
Harley-Davidson, Inc.	1,526	106,572
Movies & Entertainment – 2.7%		
Twenty-First Century Fox, Inc.	3,532	120,917
Multi-Line Insurance – 3.4%		
American International Group, Inc.	2,773	151,329
Oil & Gas Exploration & Production – 4.4%		
Cabot Oil & Gas Corp.	1,577	53,846
Noble Energy, Inc.	1,786	138,304
		192,150
Oil & Gas Refining & Marketing – 2.8%		
Phillips 66	1,548	124,524
Oil & Gas Storage & Transportation – 1.4%		
MarkWest Energy Partners L.P.	886	63,434
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.	2,920	137,513
Packaged Foods & Meats – 1.8%		
Mead Johnson Nutrition Co.	871	81,142
Pharmaceuticals – 5.6%		
Bristol-Myers Squibb Co.	1,968	95,463
Shire Pharmaceuticals Group plc ADR	634	149,206
		244,669
Railroads – 6.4%		
Canadian Pacific Railway Ltd.	1,102	199,527
Kansas City Southern	788	84,696
		284,223
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	1,506	72,912
Restaurants – 2.8%		
Chipotle Mexican Grill, Inc., Class A (A)	96	56,822
YUM! Brands, Inc.	831	67,469
		124,291

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 3.8%		
Applied Materials, Inc.	7,535	$ 169,919
Semiconductors – 2.2%		
Texas Instruments, Inc.	2,075	99,179
Specialty Chemicals – 1.6%		
LyondellBasell Industries N.V., Class A	711	69,400
Tobacco – 2.4%		
Philip Morris International, Inc.	1,245	105,005
TOTAL COMMON STOCKS – 96.8%		**$4,278,585**
(Cost: $3,000,555)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.1%		
Apple, Inc., 0.070%, 7–7–14 (B)	$10,000	$ 10,000
Bemis Co., Inc., 0.260%, 7–18–14 (B)	7,425	7,424
DTE Energy Co. (GTD by Detroit Edison Co.), 0.180%, 7–2–14 (B)	3,000	3,000
Enbridge, Inc., 0.250%, 7–15–14 (B)	5,000	4,999
Exxon Mobil Corp., 0.050%, 7–1–14 (B)	15,670	15,670
Kroger Co. (The), 0.230%, 7–24–14 (B)	5,000	4,999
		46,092
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (C)	2,014	2,014
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 48,106**
(Cost: $48,107)		
TOTAL INVESTMENT SECURITIES – 97.9%		**$4,326,691**
(Cost: $3,048,662)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.1%		**93,060**
NET ASSETS – 100.0%		**$4,419,751**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 936,158	$ —	$ —
Consumer Staples	391,876	—	—
Energy	380,108	—	—
Financials	443,845	—	—
Health Care	395,931	—	—
Industrials	813,675	—	—
Information Technology	652,803	—	—
Materials	264,189	—	—
Total Common Stocks	$4,278,585	$ —	$ —
Short-Term Securities	—	48,106	—
Total	$4,278,585	$ 48,106	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Cynthia P. Prince-Fox

Cynthia P. Prince-Fox, who has 31 years of industry experience, became portfolio manager of the Waddell & Reed Advisors Dividend Opportunities Fund on July 2, 2013. Prior to that date, the Fund had been managed by David P. Ginther, CFA, since its inception in 2003. Below, Ms. Prince-Fox discusses positioning, performance and results for the fiscal year ended June 30, 2014.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares at net asset value)	24.30%
Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares including sales charges)	17.14%

Benchmark(s) and/or Lipper Category

Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	25.35%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	20.96%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Despite volatility, the fiscal year closed out as a good one for stock returns. Every sector in the S&P 500 was positive for the year. The volatility began early when, on May 22, the U.S. Federal Reserve (Fed) Chairperson raised the possibility of tapering the domestic central bank security purchases from $85 billion a month to a lower amount. These comments fueled investor nervousness that the Fed could begin reducing its sizeable bond-buying program sometime in the coming months. This started the big "refocus" of what a reduction would ultimately mean for both equity and fixed income markets. Investors began to think about the possibility of rising interest rates and began selling those stocks that are most similar to bonds. However, in the second half of the fiscal year, concerns arose as global industrial production looked to be peaking after five quarters of acceleration. The momentum peak was the result of two developments: A moderation in developed market growth and, more importantly, a moderation in Chinese growth. In addition, there was much discussion about 2013-2014's never-ending winter and how markets would interpret weakness in the headline numbers. These developments helped push bond yields lower and defensive stocks higher.

As the fiscal year ended, however, several measures of volatility declined to low levels, indicating a sense of calm in the market, an unlikely feat in the face of rising interest rate expectations and geopolitical events in Europe, Ukraine and the Middle East. The focus quickly moved to the weak first quarter gross domestic product (GDP) report which suggested that the economy wasn't "taking off" as quickly as hoped, helping to drive the 10-year Treasury yield down since the start of the year. Given the escalation in geopolitical uncertainty and rise in domestic oil production, energy stocks moved to be one of the top-performing sectors for the fiscal year. On a positive note, corporate managements recognize the worldwide quest for yield by investors as dividend growth has been considerably faster than that of earnings.

Contributors and detractors

The Fund slightly underperformed a very strong move in the Russell 1000 Index. While sector emphasis was important to overall performance, strong stock selection provided the greatest positive contribution for the fiscal year. As mentioned earlier, energy was one of the best sectors for the year and the Fund's stock selection within energy was an important contributor to total performance. The top contributor was oil service giant Schlumberger Ltd., who recently hosted its investor day. The theme was a continuation of best in class performance that is expected to produce a three-year compounded annual growth of 20%. During this event, the company reiterated the importance of share buybacks and dividends going forward with a 60% payout target.

Also, within the Fund's energy holdings, our Master Limited Partnerships (MLPs) performed well as they offer an attractive "yield plus growth" value proposition for yield-oriented investors. With the possibility of robust supply growth in the shale plays, along with continued demand response for natural gas and natural gas liquids, the growth opportunities look attractive for the build-out of energy infrastructure across North America.

Technology was the best performing sector within the Russell 1000 index, resulting in strong performance of several of the Fund's technology holdings. One of the top 10 contributors was Apple, Inc. We believe Apple's momentum is returning after a period of stalled growth. While there has been much debate about what the future growth of the iPhone may look like, we expect a solid upgrade cycle with a larger screen phone. In addition, the Apple management team continues to allude to new product categories, which could mean positive things for the company. As the future growth story unfolds, we are encouraged by Apple's willingness to return some of its cash in the form of dividends and share buybacks.

From a sector emphasis standpoint, overweighting the industrials space proved beneficial to overall Fund performance. Key themes within industrials have been the global growth in air traffic and the crude-by-rail phenomenon. The Boeing Company and Union Pacific Corporation are examples of stock-specific holdings within the industrial sector.

Boeing is the world's largest manufacturer of commercial and military aircraft. The Fund's initial investment was based on the assumption that global air traffic would recover from the trough of 2008/2009. While this long-term thesis continues to play out, we were encouraged by the company's recent 50% dividend increase and $10 billion share repurchase increase. These moves appear to signal strong confidence in the company's cash outlook moving forward, and we think will be supportive of future stock performance.

Union Pacific is the largest of the seven Class 1 railroads and controls much of the Midwest and western United States traffic. The company has benefitted from the shift from regulated pricing to competitive pricing that started in 2003, resulting in strong earnings and stock performance. Secondarily, in just three short years, the crude-by-rail business model has evolved from one of relative obscurity into what is now regarded as one of the most dynamic business opportunities for North American Class 1 railroads.

The greatest detractor to relative performance for the fiscal year as a whole was the Fund's stock selection in health care. There has been a lot of recent news in the drug sector where several restructuring/asset sales/asset swaps have occurred, including a big pharmaceutical deal that almost occurred between Pfizer, Inc. and AstraZeneca PLC (not a holding of the Fund). Given major pharmaceuticals stock performance over the past several years, valuations are more reflective of modest growth prospects. We have reduced but not eliminated the Fund's holdings in the sector as we believe capital deployment will remain a key theme from the perspective of driving pipeline growth and seeking opportunities to optimize tax structures to release cash outside the U.S.

Cisco Systems, Inc. was a notable detractor to performance during the fiscal year. Cisco announced earnings in November and noted that it had experienced a sudden broad-based slow down across its entire business, resulting in a significant guide down for the fourth quarter. While a number of macro issues were cited, the magnitude was particularly surprising given the fact that global GDP growth had been weak, but not disastrous. The Fund exited the position.

Given the overall strength of the Russell 1000 Index, the Fund's cash position was a drag on overall performance. While holding cash was not a key strategy for the year, we did carry some modest levels of cash as we waited for market opportunities to present themselves.

While we made a number of changes to the Fund since I assumed responsibility in July, the dividend growth strategy remains the focus. Interesting to note that for the fourth quarter of this fiscal year, dividends surged 13% year-over-year to an all-time high. More importantly, payout ratios (dividends paid, divided by earnings) remained low. The current payout ratio stands just under 35%, substantially below the historical average of 50%.

Outlook

As we look forward to 2014, we think profit growth will ultimately be the driver of market performance. Stock prices have been remarkably resilient in the face of innumerable macro events since 2009, primarily as a result of a more than doubling in corporate profits. This outstanding profits recovery has occurred in a modest growth environment as corporations have become lean and mean. A return of confidence will be needed for housing to sustain its recovery and capital expenditures to resume. Otherwise, stock performance may have borrowed from the future as we navigate 2014. Additionally, distortions caused by winter storms during the first calendar quarter and the subsequent second quarter rebound (although muted) are causing confusion on the underlying strength of the economy. We believe "turning points" to watch will be core inflation stabilizing and inflecting, a rebound of global industrial production and continued progress in employment here in the U.S. Markets generally like broad stories to invest behind; this has been a messy global one. A rising rate cycle has typically been favorable for early cycle stocks, although this time may be different. We remain constructive in our outlook with an accommodative fiscal policy mixed with strong corporate balance sheets. This should be a good recipe for growth. As always, we look to position the portfolio accordingly as new inputs become available.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Dividend Opportunities Fund's performance.

Asset Allocation

Stocks	**98.8%**
Industrials	15.9%
Consumer Discretionary	14.9%
Financials	12.8%
Information Technology	12.4%
Energy	11.7%
Health Care	11.3%
Consumer Staples	10.0%
Materials	6.8%
Telecommunication Services	1.5%
Utilities	1.5%
Cash and Cash Equivalents	**1.2%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	49/450	11
3 Year	276/317	87
5 Year	236/269	88
10 Year	88/159	55

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Schlumberger Ltd.	Energy
Microchip Technology, Inc.	Information Technology
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Union Pacific Corp.	Industrials
Wells Fargo & Co.	Financials
Home Depot, Inc. (The)	Consumer Discretionary
Johnson & Johnson	Health Care
Applied Materials, Inc.	Information Technology
Wynn Resorts Ltd.	Consumer Discretionary

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$20,333
Dividend Opportunities Fund, Class A Shares[1]		$20,333
Russell 1000 Index		$21,967

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	17.14%	18.91%	23.20%	24.68%
5-year period ended 6-30-14	13.72%	13.69%	14.05%	15.51%
10-year period ended 6-30-14	7.35%	7.13%	7.04%	8.40%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Dividend Opportunities Fund (in thousands) JUNE 30, 2014

COMMON STOCKS	Shares	Value
Advertising – 1.7%		
Omnicom Group, Inc. (A)	167	$11,908
Aerospace & Defense – 4.1%		
Boeing Co. (The)	108	13,760
Honeywell International, Inc.	172	15,946
		29,706
Apparel Retail – 2.2%		
Limited Brands, Inc.	268	15,700
Asset Management & Custody Banks – 1.3%		
Northern Trust Corp.	148	9,493
Automobile Manufacturers – 1.9%		
Ford Motor Co.	806	13,901
Brewers – 3.1%		
Anheuser-Busch InBev S.A. ADR	192	22,069
Cable & Satellite – 2.1%		
Comcast Corp., Class A	282	15,146
Casinos & Gaming – 2.3%		
Wynn Resorts Ltd.	79	16,418
Construction Machinery & Heavy Trucks – 4.0%		
Allison Transmission Holdings, Inc.	439	13,640
Caterpillar, Inc.	136	14,747
		28,387
Consumer Electronics – 1.3%		
Garmin Ltd.	155	9,461
Data Processing & Outsourced Services – 1.2%		
Paychex, Inc.	200	8,308
Distillers & Vintners – 1.4%		
Diageo plc ADR	76	9,673
Diversified Banks – 2.8%		
Wells Fargo & Co.	381	20,039
Diversified Chemicals – 4.1%		
Dow Chemical Co. (The)	248	12,747
PPG Industries, Inc.	78	16,296
		29,043
Electric Utilities – 1.5%		
PPL Corp.	308	10,934
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	226	18,256
Household Products – 1.7%		
Colgate-Palmolive Co.	182	12,392
Industrial Conglomerates – 1.0%		
3M Co.	49	7,069

COMMON STOCKS (Continued)	Shares	Value
Industrial Gases – 1.0%		
Airgas, Inc.	65	$ 7,123
Industrial Machinery – 2.2%		
Eaton Corp.	206	15,922
Industrial REITs – 1.0%		
ProLogis	170	6,977
Integrated Oil & Gas – 3.0%		
Exxon Mobil Corp.	68	6,816
Occidental Petroleum Corp.	144	14,825
		21,641
Integrated Telecommunication Services – 1.5%		
Verizon Communications, Inc.	217	10,632
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The)	83	13,923
Oil & Gas Equipment & Services – 3.3%		
Schlumberger Ltd.	202	23,857
Oil & Gas Storage & Transportation – 5.4%		
Energy Transfer Equity L.P.	191	11,252
MarkWest Energy Partners L.P.	190	13,578
Phillips 66 Partners L.P.	71	5,387
Plains GP Holdings L.P., Class A	239	7,646
		37,863
Other Diversified Financial Services – 3.7%		
JPMorgan Chase & Co.	456	26,274
Packaged Foods & Meats – 1.7%		
Mead Johnson Nutrition Co.	134	12,489
Pharmaceuticals – 11.3%		
Bristol-Myers Squibb Co.	322	15,596
GlaxoSmithKline plc ADR	226	12,103
Johnson & Johnson	168	17,528
Merck & Co., Inc.	201	11,631
Pfizer, Inc.	510	15,128
Teva Pharmaceutical Industries Ltd. ADR	172	9,011
		80,997
Property & Casualty Insurance – 2.1%		
ACE Ltd.	146	15,088
Railroads – 3.0%		
Union Pacific Corp.	212	21,117
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	229	11,098
Semiconductor Equipment – 2.4%		
Applied Materials, Inc.	777	17,518

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 7.0%		
Analog Devices, Inc.	231	$ 12,471
Microchip Technology, Inc.	478	23,341
Texas Instruments, Inc.	298	14,251
		50,063
Specialty Chemicals – 1.7%		
LyondellBasell Industries N.V., Class A	127	12,353
Specialty Stores – 0.8%		
Tiffany & Co.	58	5,825
Technology Hardware, Storage & Peripherals – 1.8%		
Apple, Inc.	141	13,108
Tobacco – 2.1%		
Philip Morris International, Inc.	180	15,188
TOTAL COMMON STOCKS – 98.8%		**$706,959**
(Cost: $477,659)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.8%		
Army & Air Force Exchange Service, 0.090%, 7–16–14 (B)	$3,000	3,000
Medtronic, Inc., 0.080%, 7–16–14 (B)	2,632	2,632
		5,632
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (C)	2,138	2,138
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 7,770**
(Cost: $7,770)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$714,729**
(Cost: $485,429)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**584**
NET ASSETS – 100.0%		**$715,313**

Dividend Opportunities Fund *(in thousands)* JUNE 30, 2014

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$706,959	$ —	$ —
Short-Term Securities	—	7,770	—
Total	$706,959	$ 7,770	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Waddell & Reed Advisors Energy Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. He has managed the Fund since its inception in 2006 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Energy Fund (Class A shares at net asset value)	37.00%
Energy Fund (Class A shares including sales charges)	29.10%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market	29.11%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	32.19%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.

Economic gains help settle markets

Equity markets were volatile during the fiscal year ended June 30, 2014, but moved steadily higher overall. Broad equity market indexes in the U.S. repeatedly reached record highs by the end of the period. The energy sector was driven by supply growth in North America. Overall, economic growth remained positive but slow across the globe. Growth in the U.S. economy was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate.

Markets reacted negatively in 2013 when the Federal Reserve (Fed) announced plans to begin "tapering" its bond-buying program, based on anticipated steady improvement in the U.S. economy. However, the markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed later announced it would reduce the level of its monthly purchases and the resulting economic stimulus, then continued to steadily reduce that level during the first half of 2014. A federal budget agreement at the end of 2013 between U.S. House and Senate negotiators also helped reduce market uncertainty. The continued turmoil during the fiscal year across the Middle East — including continued fighting in Syria, renewed fighting among factions in Iraq and unrest across Egypt, Iran and Israel — also unsettled global markets. But the improving economy in the U.S., including growth in shale oil production that helped hold down costs for business and consumers, provided some market support.

Geopolitics again took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea — home to Russia's Black Sea naval fleet and key ports — from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory. Despite the conflict and response, there was no major effect on energy markets by the end of the fiscal year and relations between Russia and the other countries involved in the dispute have improved somewhat. Russia is the world's no. 2 energy producer and exports about 9 billion cubic feet (BCF) of gas to Europe, of which about 2.8 BCF goes through pipelines via Ukraine. Russia and Ukraine also are major coal producers. Worldwide oil production in general increased during the fiscal year against this backdrop of macro issues.

Strong performance as equities gain

The Fund delivered a strong return during the year, outperforming its benchmark index and finishing above its peer group average. Strong security selection within the energy sector — the dominant sector weighting in the Fund — was the greatest factor in driving relative performance. Key contributors included Schlumberger Ltd.; Halliburton Company; Continental Resources, Inc.; EOG Resources, Inc.; and Phillips 66 Partners LP.

A modest weighting in the industrials sector detracted from relative performance, while a small weighting to the materials sector was a slight contributor for the year.

At the end of the fiscal year, energy sector holdings focused primarily on three industries: equipment & services, storage & transportation and exploration & production. We continue to have a bias in the Fund toward growth companies, particularly in the exploration & production and equipment & services segments. We look for low-cost producers with quality assets and management teams that are careful stewards of capital. In general, we seek to increase the Fund's exposure to companies we think are capable of "harvesting" from past capital expenditures and decrease holdings in those that may face new costs for investment and exploration if the global economy continues to improve.

Outlook for continued supply and demand growth

We think there will be continued growth in U.S. oil and gas production in the medium term, based in part on the continued expansion in shale fields and improvements in related technology. We thus continue to see opportunities in oil and gas producers with exposure to the shale basins, services companies with North American exposure and U.S. refiners because of their cost advantage over world competitors. We still think this may provide ongoing opportunities in exploration, drilling, production, services and other companies.

In our view, the low feedstock costs from increasing supply also will benefit U.S. chemical and fertilizer companies and energy-intensive companies such as steel and refining. We think the supply/demand factors for natural gas and current inventories indicate prices are likely to remain in the current range for the near term.

We expect slow economic growth and low inflation in the U.S. this year. We think the global economy will continue to improve in 2014, although the overall growth rate will remain sluggish. We think developed countries will show the largest improvement, which in turn is likely to help support growth rates in emerging markets. Those markets have shown the fastest and most consistent growth in energy demand for several years.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments.

Investing in companies involved in one specific sector may be riskier and more volatile than investing with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Energy Fund's performance.

Asset Allocation

Stocks	**96.6%**
Energy	90.0%
Industrials	5.9%
Financials	0.7%
Cash and Cash Equivalents	**3.4%**

Country Weightings

North America	**88.8%**
United States	83.0%
Canada	5.8%
Europe	**5.8%**
Bahamas/Caribbean	**1.3%**
Pacific Basin	**0.7%**
Cash and Cash Equivalents	**3.4%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	15/78	19
3 Year	20/66	30
5 Year	27/63	43

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Schlumberger Ltd.	Energy	Oil & Gas Equipment & Services
Halliburton Co.	Energy	Oil & Gas Equipment & Services
Baker Hughes, Inc.	Energy	Oil & Gas Equipment & Services
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Weatherford International Ltd.	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	Energy	Oil & Gas Exploration & Production
Noble Energy, Inc.	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corp.	Energy	Integrated Oil & Gas

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Energy Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Energy Fund, Class A Shares(1) $18,214
S&P 1500 Energy Sector Index $21,552
3-1 2006
6-30 2006
6-30 2007
6-30 2008
6-30 2009
6-30 2010
6-30 2011
6-30 2012
6-30 2013
6-30 2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class Y
1-year period ended 6-30-14	29.10%	31.41%	35.77%	37.68%
5-year period ended 6-30-14	14.54%	14.45%	14.96%	16.55%
10-year period ended 6-30-14	—	—	—	—
Since inception of Class(4) through 6-30-14	7.46%	7.07%	7.38%	8.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

(4)3-1-06 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Energy Fund *(in thousands)* JUNE 30, 2014

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.6%		
Cameco Corp.	89	$ 1,740
Foresight Energy L.P. (A)	90	1,822
Peabody Energy Corp.	79	1,289
		4,851
Construction & Engineering – 2.2%		
Fluor Corp.	85	6,562
Electrical Components & Equipment – 0.6%		
SolarCity Corp. (A)	27	1,871
Industrial Machinery – 1.6%		
Flowserve Corp.	67	5,004
Integrated Oil & Gas – 6.0%		
Chevron Corp.	19	2,487
Exxon Mobil Corp.	48	4,807
Occidental Petroleum Corp.	65	6,631
Royal Dutch Shell plc, Class A (B)	35	1,454
Suncor Energy, Inc.	76	3,231
		18,610
Oil & Gas Drilling – 4.9%		
Helmerich & Payne, Inc.	47	5,457
Nabors Industries Ltd.	135	3,965
Patterson-UTI Energy, Inc.	167	5,837
		15,259
Oil & Gas Equipment & Services – 28.0%		
Baker Hughes, Inc.	119	8,893
Basic Energy Services, Inc. (A)	169	4,944
Cameron International Corp. (A)	62	4,188
Core Laboratories N.V.	53	8,779
Dril-Quip, Inc. (A)	51	5,620
FMC Technologies, Inc. (A)	59	3,618
Forum Energy Technologies, Inc. (A)	146	5,335
Halliburton Co.	188	13,318
National Oilwell Varco, Inc.	50	4,122
Oceaneering International, Inc.	18	1,410
Schlumberger Ltd.	120	14,167
Superior Energy Services, Inc.	127	4,590
Weatherford International Ltd. (A)	334	7,684
		86,668
Oil & Gas Exploration & Production – 32.3%		
Anadarko Petroleum Corp.	58	$ 6,349
Antero Resources Corp. (A)	43	2,796
Athlon Energy, Inc. (A)	78	3,735
Bonanza Creek Energy, Inc. (A)	78	4,478
Cabot Oil & Gas Corp.	122	4,168
Canadian Natural Resources Ltd.	122	5,594
Cimarex Energy Co.	52	7,489
CNOOC Ltd. ADR	12	2,134
Concho Resources, Inc. (A)	20	2,883
ConocoPhillips	31	2,696
Continental Resources, Inc. (A)	43	6,867
Devon Energy Corp.	19	1,509
EOG Resources, Inc.	74	8,653
Gulfport Energy Corp. (A)	57	3,573
Memorial Resource Development Corp. (A)	123	2,992
Newfield Exploration Co. (A)	97	4,281
Noble Energy, Inc.	92	7,107
Oasis Petroleum LLC (A)	56	3,155
Parsley Energy, Inc., Class A (A)	252	6,067
Pioneer Natural Resources Co.	13	3,022
Rice Energy, Inc. (A)	113	3,439
RSP Permian, Inc. (A)	91	2,937
Southwestern Energy Co. (A)	95	4,324
		100,248
Oil & Gas Refining & Marketing – 6.1%		
Marathon Petroleum Corp.	56	4,388
Marathon Petroleum Corp. L.P.	74	4,772
Phillips 66	49	3,921
Tesoro Corp.	54	3,192
Valero Energy Corp.	50	2,505
		18,778
Oil & Gas Storage & Transportation – 11.1%		
Enbridge, Inc.	63	2,995
Energy Transfer Equity L.P.	75	4,447
MarkWest Energy Partners L.P.	64	$ 4,581
Phillips 66 Partners L.P.	81	6,106
Plains GP Holdings L.P., Class A	70	2,247
Targa Resources Corp.	42	5,891
Valero Energy Partners L.P.	48	2,417
Williams Co., Inc. (The)	95	5,512
		34,196
Railroads – 1.4%		
Canadian Pacific Railway Ltd.	24	4,257
Specialized Finance – 0.7%		
CME Group, Inc.	31	2,196
Trading Companies & Distributors – 0.1%		
NOW, Inc. (A)	13	453
TOTAL COMMON STOCKS – 96.6%		**$298,953**
(Cost: $173,902)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (C)	$2,830	2,830
TOTAL SHORT-TERM SECURITIES – 0.9%		**$ 2,830**
(Cost: $2,830)		
TOTAL INVESTMENT SECURITIES – 97.5%		**$301,783**
(Cost: $176,732)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.5%		**7,683**
NET ASSETS – 100.0%		**$309,466**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

Energy Fund *(in thousands)* JUNE 30, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$298,953	$ —	$ —
Short-Term Securities	—	2,830	—
Total	$298,953	$ 2,830	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	83.0%
Canada	5.8%
Netherlands	2.8%
Switzerland	2.5%
Bermuda	1.3%
Other Countries	1.2%
Other+	3.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Chace Brundige

Below, Chace Brundige, CFA, portfolio manager of Waddell & Reed Advisors International Growth Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. Mr. Brundige has managed the Portfolio since January 2009 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors International Growth Fund (Class A shares at net asset value)	24.81%
Waddell & Reed Advisors International Growth Fund (Class A shares including sales load)	17.65%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index	20.33%
(generally reflects the performance of international growth stocks)	
Lipper International Large-Cap Growth Funds Universe Average	19.69%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic uncertainty dominates markets

Entering the fiscal year, economic growth remained slow and volatility in the markets had spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities.

As the Fund's fiscal year began, the accommodative stance of the Fed and the "great rotation" (bond investors moving to equities) were key contributors to the newly developed upward tick in market performance. We believe these two events, coupled with a recovering economy, may very well facilitate the continuation of an equity bull market run. That said, market valuations as gauged by various fundamental measures, such as price/earnings ratios, are no longer at bargain levels. One estimate attributes approximately 75% of fiscal year S&P 500 Index performance, which closed the calendar year near record highs, to multiple expansion rather than earnings or fundamental improvement.

In 2014, the U.S. economy rebounded in the second quarter after a slower-than-expected start to the year — often blamed on poor winter weather. The Fed continued its monetary stimulus efforts, though speculation has been on the rise regarding a reduction in monetary easing as markets continue to react positively to improvements in home sales, jobless claims and an increase in consumer confidence, among other economic factors. In Europe, markets were broadly stronger and, similar to the U.S., performance seemed to originate from multiple expansion rather than earnings or cash flow growth. As a result, Europe posted gains; however, general economic growth has been tepid, resulting in the European Central Bank (ECB) to lower interest rates after clearly telegraphing the move to the markets beforehand. The objective is to ultimately stimulate loan growth in hopes of restarting a generally moribund economy while preventing possible deflation. In our opinion, the ECB's monetary posturing is the glue stabilizing the European Union markets.

In China, the new government vowed to diminish corruption, tighten monetary policy and shift away from fixed-asset investment and toward consumption. While we believe Chinese reform should be good for the economy and market over the long term, in the short to medium term it is creating a lot of uncertainty, volatile market performance and poses a headwind for commodities.

A rather benign year in geopolitics was interrupted as the Ukraine fragmented once again, with Russian and European loyalties continuing to collide. Russia's "annexation" of Crimea along with its military buildup along Ukraine's eastern border continue to threaten relative stability. At the very least these actions will impact global natural gas markets as Europe, once again, realizes its sensitive position as a consumer of Russian gas.

Strong performance after a slow start

The Fund outperformed its benchmark for the fiscal period. After an underperforming first quarter of the fiscal year, the Fund rebounded through the year, culminating in a strong second calendar quarter of 2014. Outperformance was driven by strong stock selection, with the Fund's sector allocation and currency effects (particularly a currency hedge to the euro) detracting from performance. Stock selection within the consumer discretionary, health care and energy sectors was the largest relative contributors for the period. Top individual contributors included Shire, Galaxy Entertainment Group and Daimler AG.

On the other hand, the Fund's cash allocation, which averaged approximately 5%, was a top detractor in a rising market. Additionally, the Fund's stock selection in telecommunications detracted from performance.

Looking ahead

We believe the U.S. economic recovery will carry on, which will likely cause interest rates to continue to rise (hopefully modestly) and the U.S. dollar to strengthen. Therefore, we remain wary of those emerging economies with negative current accounts, often dependent on positive investment flows to buoy their currencies. That said, developing markets with positive trade and current account balances, accompanied with exposure to developed end-markets (like South Korea), should fare better. In China, we expect the composition of growth to continue to affect its trading partners. This especially holds true for China's neighboring countries and for the country's commodity providers (especially mining countries like Australia, Indonesia, and to some extent Brazil).

We continue to follow policies stemming from the U.K. and the rest of Europe, including both stimulation and austerity measures from foreign governments and the ECB. Another key factor is whether businesses, which are flush with cash, will increase spending, share repurchases or dividends as they gain confidence in the recovery's sustainability. All else being equal, we believe increases in those areas should help the markets, and we will see continued improvement with some of the larger hard-hit European economies like Spain and Italy. Even France, perhaps due to its retreat from onerous tax and other regulatory threats, has begun to perform better.

We think relative valuation remains somewhat supportive for international equities, while absolute valuations no longer are attractive. Equities are trading at levels above their historic averages (over the last 25 years), while bonds are trading at a significant premium. That said, in most markets, 10-year bonds traded off while equities appreciated, reducing the relative attractiveness of equities. This year, for the first time since the downturn, we saw money flow from bonds to equities — driving equity market performance. We think the multiple expansion phase of the market has passed and fundamentals and earnings growth will be the leading drivers of equity performance going forward. As always, we will continue to search for competitively well-positioned companies we feel have the ability to generate long-term fundamental outperformance.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The Fund may use derivatives to hedge various market risks (such as interest rates, and broad or specific equity or fixed-income market movements) as well as to manage its exposure (increase or decrease) to various foreign currencies. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors International Growth Fund.

International Growth Fund

ALL DATA IS AS OF JUNE 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**94.9%**
Consumer Discretionary	25.7%
Health Care	16.2%
Information Technology	12.1%
Industrials	12.1%
Financials	11.9%
Energy	6.2%
Materials	5.3%
Consumer Staples	3.5%
Telecommunication Services	1.9%
Cash and Cash Equivalents	**5.1%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	6/146	5
3 Year	6/117	6
5 Year	8/108	8
10 Year	13/76	17

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**55.0%**
United Kingdom	18.0%
France	12.8%
Germany	10.1%
Switzerland	6.4%
Other Europe	7.7%
Pacific Basin	**28.9%**
Japan	16.4%
China	3.9%
Other Pacific Basin	8.6%
North America	**8.6%**
United States	6.3%
Other North America	2.3%
Other	**2.4%**
Cash and Cash Equivalents	**5.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Fuji Heavy Industries Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Vinci	France	Industrials	Construction & Engineering
Hyundai Motor Co.	South Korea	Consumer Discretionary	Automobile Manufacturers
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Tokyo Electron Ltd.	Japan	Information Technology	Semiconductor Equipment
Continental AG	Germany	Consumer Discretionary	Auto Parts & Equipment
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
InBev N.V.	United States	Consumer Staples	Brewers

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



| | International Growth Fund, Class A Shares[1] | $21,981 |
| | MSCI EAFE Growth Index | $19,832 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	17.65%	19.24%	23.59%	25.45%
5-year period ended 6-30-14	12.51%	12.20%	12.67%	14.34%
10-year period ended 6-30-14	8.19%	7.75%	7.74%	9.32%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

International Growth Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 1.9%		
Telstra Corp. Ltd. ADR	2,486	$12,213
Canada – 0.7%		
Agrium, Inc.	50	4,553
China – 3.9%		
Baidu.com, Inc. ADR (A)	57	10,571
Ctrip.com International Ltd. (A)	92	5,912
JD.com, Inc. ADR (A)	297	8,473
		24,956
Finland – 0.9%		
Nokia OYJ	791	5,993
France – 12.8%		
Cap Gemini S.A.	165	11,785
Compagnie Generale des Etablissements Michelin, Class B	82	9,811
European Aeronautic Defence and Space Co.	86	5,776
L Air Liquide S.A.	48	6,463
LVMH Moet Hennessy - Louis Vuitton	44	8,391
Publicis Groupe S.A. (A)	67	5,715
Remy Cointreau S.A.	34	3,113
Safran	184	12,070
Technip-Coflexip	29	3,170
Vinci	204	15,233
		81,527
Germany – 10.1%		
Bayer AG	85	12,069
Bayerische Motoren Werke AG	48	6,071
Continental AG	63	14,490
Daimler AG	131	12,292
Fresenius SE & Co. KGaA	90	13,429
SAP AG	72	5,572
		63,923
Hong Kong – 1.8%		
Galaxy Entertainment Group	1,401	11,207
India – 0.9%		
NMDC Ltd.	1,915	5,810
Ireland – 1.5%		
Smurfit Kappa Group plc	407	9,297
Israel – 2.4%		
Teva Pharmaceutical Industries Ltd. ADR	288	15,091
Japan – 16.4%		
Daihatsu Motor Co. Ltd.	352	6,265
Fuji Heavy Industries Ltd.	751	20,798
JGC Corp.	178	5,408
Komatsu Ltd.	436	10,132
Mitsubishi Electric Corp.	526	6,490
Mitsui & Co. Ltd.	254	4,065

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mizuho Financial Group, Inc.	2,894	$ 5,943
Nissin Kogyo Co. Ltd.	327	6,485
ORIX Corp.	686	11,373
Sumitomo Corp.	390	5,270
Sumitomo Mitsui Trust Holdings, Inc.	1,490	6,809
Tokyo Electron Ltd.	219	14,817
		103,855
Luxembourg – 0.5%		
Acergy S.A.	156	2,909
Mexico – 1.6%		
Grupo Financiero Banorte S.A.B. de C.V.	1,396	9,981
Netherlands – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	268	8,493
Norway – 1.2%		
Yara International ASA	151	7,547
Portugal – 0.5%		
Galp Energia SGPS S.A., Class B	170	3,120
South Korea – 2.4%		
Hyundai Motor Co.	67	15,125
Spain – 1.8%		
CaixaBank S.A.	1,806	11,144
Switzerland – 6.4%		
Compagnie Financiere Richemont S.A.	63	6,575
Credit Suisse Group AG, Registered Shares	387	11,069
Novartis AG, Registered Shares	123	11,125
Swatch Group Ltd. (The), Bearer Shares	19	11,643
		40,412
Taiwan – 1.6%		
MediaTek, Inc.	608	10,283
United Kingdom – 18.0%		
AstraZeneca plc	140	10,434
Aviva plc	845	7,382
BG Group plc	139	2,944
BP plc	790	6,964
Capita Group plc (The)	232	4,540
Diageo plc	193	6,170
Experian plc	457	7,733
GlaxoSmithKline plc	432	11,574
Merlin Entertainments plc (A)	909	5,570
Prudential plc	518	11,899
Royal Dutch Shell plc, Class A	260	10,747

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Shire plc	374	$ 29,269
		115,226
United States – 6.3%		
Cognizant Technology Solutions Corp., Class A (A)	306	14,989
InBev N.V.	110	12,689
Schlumberger Ltd.	81	9,573
Veeco Instruments, Inc. (A)	77	2,885
		40,136
TOTAL COMMON STOCKS – 94.9%		$602,801
(Cost: $466,975)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper- 3.4%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.080%, 7–11–14 (B)	$ 1,500	1,500
General Mills, Inc., 0.150%, 7–14–14 (B)	5,000	5,000
United Technologies Corp., 0.070%, 7–1–14 (B)	14,944	14,944
		21,444
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (C)	1,756	1,756
TOTAL SHORT-TERM SECURITIES – 3.7%		$ 23,200
(Cost: $23,200)		
TOTAL INVESTMENT SECURITIES – 98.6%		$626,001
(Cost: $490,175)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		9,086
NET ASSETS – 100.0%		$635,087

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Goldman Sachs International	3,040,550	7–29–14	$—	$118

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$163,313	$ —	$ —
Consumer Staples	21,972	—	—
Energy	39,427	—	—
Financials	75,601	—	—
Health Care	102,992	—	—
Industrials	76,716	—	—
Information Technology	76,897	—	—
Materials	33,670	—	—
Telecommunication Services	12,213	—	—
Total Common Stocks	$602,801	$ —	$ —
Short-Term Securities	—	23,200	—
Total	$602,801	$ 23,200	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 118	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	25.7%
Health Care	16.2%
Information Technology	12.1%
Industrials	12.1%
Financials	11.9%

Market Sector Diversification (Continued)

Energy	6.2%
Materials	5.3%
Consumer Staples	3.5%
Telecommunication Services	1.9%
Other+	5.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Waddell & Reed Advisors New Concepts Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. She has managed the Fund since February 2001 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014	
Waddell & Reed Advisors New Concepts Fund (Class A shares at net asset value)	22.44%
Waddell & Reed Advisors New Concepts Fund (Class A shares including sales charges)	15.37%
Benchmark(s) and/or Lipper Category	
Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	26.04%
Lipper Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	24.23%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Mid-cap growth stocks, as measured by the Russell Midcap Growth Index, delivered a string of positive returns for the fiscal year ended June 30, 2014. All economic sectors within the index posted positive gains during the last quarter of the fiscal period, with most sectors performing relatively in line. There were two outliers, one on the upside and one on the downside. This better performance was spread across both cyclical and defensive sectors. The strongest performance came from telecommunications and energy, which both saw double-digit increases. Consumer discretionary was the weakest of all sectors, increasing less than 2% for the last fiscal quarter.

The Fund posted positive returns, but underperformed the benchmark and its peer group for the fiscal year.

The primary factors in Fund underperformance were: stock selection issues within the industrials and consumer discretionary sectors; the negative impact of both a 2% cash position for most of the year; and the performance of equity option positions.

Contributors and detractors

The Fund had many weak names in industrials, a sector that was a strong performer within the benchmark. The stocks that underperformed represented both non-cyclical and cyclical companies, with names such as Verisk Analytics, and Stericycle contributing to Fund underperformance along with the more cyclical names, Expeditors International, Fastenal and Jacobs Engineering Group. More defensive names seemed to struggle as investors migrated to momentum-oriented growth stocks, while many cyclical names did not have all of the macroeconomic stars yet aligned in their favor. Fortune Brands Home & Security is a name that has performed very well for us in recent years, but underperformed the index in the past 12 months. Our outlook on the stock is still favorable, as we expect it to continue to benefit from the slower-than-expected, yet ongoing improvement in the housing market, and specifically in the repair and remodeling business where the company sells its cabinet and Moen faucet lines.

The second most significant factor in Fund underperformance was stock selection within consumer discretionary. We were underweight this sector much of the year, but increased exposure in the past two quarters as many of the stocks had sold off following a difficult 2013 holiday season and pressure on demand into the spring selling season related to the severe and protracted winter weather across much of the U.S. Some of these purchases have proven to be premature, as spring quarter earnings reports highlighted a greater degree of difficulty than expected as a result of these factors. Ulta Salon Cosmetics & Fragrance, DSW, Urban Outfitters, Dunkin' Brands Group and Panera Bread were all weak performers as a result. We expect conditions for these and many other growth consumer discretionary retailers to improve as the impact of the weather subsides and the benefits of an improving employment environment begin to help their customers.

Mattel, Norwegian Cruise Line Holdings, CarMax and LKQ Corp. also turned in weak performances. Two names of note in this group were Harman International and Under Armour, Inc., both of which increased nearly 100% in value in 2014. Harman was a name that we added to the portfolio more than three years ago, and whose value was realized as a new management team remade the company at the same time the auto industry was rebounding. Under Armour is a company that is executing brilliantly against the vast opportunity in front of it. The performance of both of these stocks took them to valuation ranges and price targets that we think reasonably reflect their value for the near-to-intermediate term. We have exited our positions in CarMax, Harman and Under Armour.

A smaller, yet still negative impact to performance was within the health care sector, where we had a number of stocks that underperformed, but where we also lacked significant exposure to the strongly performing biotech sub-sector. While we have increased exposure to biotech stocks, this is an area we remain underweight due to the general lack of companies that meet our quality growth criteria within the sector of the mid-cap universe. Weak health care names in the portfolio included Intuitive Surgical, Varian Medical Systems, DENTSPLY International, Henry Schein and BioMarin Pharmaceutical. Many of these names had strong positive returns in the fiscal year, but returns were still not strong enough to best the biotech sub-sector within the mid-cap index.

Sector selection decisions had little impact to performance during the fiscal year, with modest positive and modest negative influence across most groups. The biggest impact came in Fund's financials weighting, due to a slight overweight position in a group that underperformed within the benchmark. Stock selection in financials handily made up for the sector selection factor, as our stocks performed well, beating both the overall index and the financials sector within the index. Two of our small and regional bank stock holdings, Signature Bank and First Republic Bank performed well.

The Fund's cash position and equity options were the final significant detractors from performance. Cash represented 43 basis points of the drag, as the Fund's average cash position of 1.87% across the year was an opportunity cost in a strong positive market. Equity options, used primarily for hedging purposes, and building or exiting positions, was 65 basis points to the negative for the Fund's relative performance.

One other area of underperformance, primarily due to stock selection, was in the Fund's materials sector exposure, where Scotts Miracle-Gro underperformed both the sector and the index. Our underweight exposure to this outperforming group was also a slight drag on performance. Similarly, the Fund's lack of exposure to two small but outperforming groups, telecommunications and utilities, was a combined eight basis points negative to performance.

From a positive perspective, strong stock selection in financials, as noted earlier, consumer staples and energy made a significant contribution to performance, as many of the Fund's names in these groups posted strong returns. In addition to our strong financial stocks, gains in Brown-Forman, Hain Celestial Group, Sprouts Farmers Market, VF Corporation, Continental Resources and Patterson UTI Energy were notable. We have exited our positions in Sprouts, VF Corporation and Patterson.

We fought a few key battles during the past year. The greatest and most impactful being the current risk-on environment that has favored lower-quality business models, balance sheets and strong differentiated growth, either real or perceived. Non-earners, low return on equity and high debt-to-total capitalization companies soared in value relative to the rest of the market for much of the fiscal year. The other battles we fought and lost included: the ongoing pressures in parts of both the industrials and technology sectors, areas in which we remained overweight; holding positions in some companies that performed poorly over the period; and the incredible performance run by the biotech sector, an area in which we have much less exposure than our benchmark, given our quality growth investing philosophy and process.

While these broad issues of a lower quality strong risk-on market made it difficult for us to deliver market-beating performance, fewer self-inflicted wounds certainly would have made a difference between underperforming and outperforming.

Outlook

While we believe the economic environment is supportive for revenue and earnings growth across many companies in our mid-cap growth universe, there are general trends and market conditions that cause us concern at this stage of the market cycle – trends and conditions that we think could lead to a period of difficult performance for the equity market over the next six to 12 months.

Our key concerns center on corporate profitability as we progress through the second half of a long business cycle, a time in which increased investment in labor, in terms of both rising units and rising compensation rates, can exert downward pressure on margins. The economy clearly needs to grow fast enough to allow companies to absorb these rising labor costs. We think there is a risk that the economy will continue to grow, creating a need for more labor investment, but not grow fast enough to efficiently offset incremental costs. Further, the Federal Reserve is clearly near the end of its current round of quantitative easing, thus creating another potential source of uncertainty and unease for the markets.

Finally, we are concerned that the cumulative effects of five years of regulatory action against the banks and other financial institutions have likely created disruptive influences that we don't fully understand. These concerns encourage a slightly more defensive stance in much of the Fund, but we also believe that Greenfield Growth (highly innovative growth companies with the potential to provide future stable growth) stock investing will be more important to returns should economic growth remain modest.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors New Concepts Fund's performance.

Asset Allocation

Stocks	**97.8%**
Consumer Discretionary	22.6%
Information Technology	20.2%
Industrials	17.5%
Health Care	15.5%
Financials	8.5%
Energy	6.6%
Consumer Staples	5.9%
Materials	1.0%
Purchased Options	**0.1%**
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	261/388	68
3 Year	232/347	67
5 Year	90/313	29
10 Year	23/217	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Northern Trust Corp.	Financials
Electronic Arts, Inc.	Information Technology
Microchip Technology, Inc.	Information Technology
Fastenal Co.	Industrials
Signature Bank	Financials
Mead Johnson Nutrition Co.	Consumer Staples
Varian Medical Systems, Inc.	Health Care
Expeditors International of Washington, Inc.	Industrials
Pandora Media, Inc.	Information Technology
Continental Resources, Inc.	Energy

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	New Concepts Fund, Class A Shares[1]	$26,279
	Russell Mid-Cap Growth Index	$25,538

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	15.37%	17.04%	21.31%	22.82%
5-year period ended 6-30-14	18.89%	18.89%	19.21%	20.80%
10-year period ended 6-30-14	10.14%	9.83%	9.76%	11.26%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

New Concepts Fund *(in thousands)* JUNE 30, 2014

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.2%		
Expeditors International of Washington, Inc.	918	$ 40,539
Apparel Retail – 5.4%		
DSW, Inc., Class A	576	16,092
Limited Brands, Inc.	398	23,372
Ross Stores, Inc.	503	33,278
Urban Outfitters, Inc. (A)	830	28,108
		100,850
Apparel, Accessories & Luxury Goods – 2.6%		
Burberry Group plc (B)	930	23,616
Carter's, Inc.	365	25,177
		48,793
Application Software – 2.4%		
ANSYS, Inc. (A)	289	21,927
Solera Holdings, Inc.	340	22,855
		44,782
Asset Management & Custody Banks – 3.3%		
Northern Trust Corp.	736	47,246
Oaktree Capital Group LLC	283	14,137
		61,383
Auto Parts & Equipment – 1.4%		
Gentex Corp.	925	26,905
Biotechnology – 4.3%		
ACADIA Pharmaceuticals, Inc. (A)	339	7,656
Alkermes plc (A)	385	19,368
BioMarin Pharmaceutical, Inc. (A)	320	19,884
Incyte Corp. (A)	184	10,365
Medivation, Inc. (A)	281	21,655
		78,928
Building Products – 1.9%		
Fortune Brands Home & Security, Inc.	899	35,910
Communications Equipment – 2.3%		
Aruba Networks, Inc. (A)	627	10,991
F5 Networks, Inc. (A)	288	32,105
		43,096
Construction & Engineering – 1.0%		
Jacobs Engineering Group, Inc. (A)	354	18,879
Construction Machinery & Heavy Trucks – 2.4%		
Allison Transmission Holdings, Inc.	664	20,637
Joy Global, Inc.	426	26,220
		46,857
Data Processing & Outsourced Services – 3.6%		
Alliance Data Systems Corp. (A)	52	14,765
Sabre Corp. (A)	721	14,460
Vantiv, Inc., Class A (A)	1,128	37,926
		67,151
Department Stores – 1.5%		
Nordstrom, Inc.	410	$27,861
Distillers & Vintners – 1.0%		
Brown-Forman Corp., Class B	194	18,257
Distributors – 1.9%		
LKQ Corp. (A)	1,312	35,009
Electrical Components & Equipment – 2.0%		
Polypore International, Inc. (A)	770	36,772
Electronic Equipment & Instruments – 1.1%		
FLIR Systems, Inc.	586	20,348
Environmental & Facilities Services – 1.4%		
Stericycle, Inc. (A)	219	25,946
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	327	18,599
Health Care Distributors – 1.4%		
Henry Schein, Inc. (A)	227	26,967
Health Care Equipment – 3.7%		
Intuitive Surgical, Inc. (A)	71	29,238
Varian Medical Systems, Inc. (A)	491	40,788
		70,026
Health Care Facilities – 0.9%		
Acadia Healthcare Co., Inc. (A)	350	15,925
Health Care Services – 0.6%		
Premier, Inc. (A)	385	11,174
Health Care Supplies – 2.8%		
Align Technology, Inc. (A)	460	25,760
DENTSPLY International, Inc.	580	27,465
		53,225
Home Entertainment Software – 2.5%		
Electronic Arts, Inc. (A)	1,295	46,444
Hotels, Resorts & Cruise Lines – 1.4%		
Norwegian Cruise Line Holdings Ltd. (A)	846	26,807
Industrial Machinery – 1.9%		
Flowserve Corp.	471	35,041
Internet Retail – 0.9%		
HomeAway, Inc. (A)	467	16,268
Internet Software & Services – 3.3%		
Pandora Media, Inc. (A)	1,346	39,706
WebMD Health Corp., Class A (A)	468	22,624
		62,330
IT Consulting & Other Services – 1.5%		
Teradata Corp. (A)	678	$ 27,264
Leisure Products – 2.0%		
Mattel, Inc.	936	36,472
Managed Health Care – 1.3%		
Humana, Inc.	184	23,475
Oil & Gas Equipment & Services – 1.2%		
Dril-Quip, Inc. (A)	205	22,340
Oil & Gas Exploration & Production – 5.4%		
Cabot Oil & Gas Corp.	668	22,819
Continental Resources, Inc. (A)	244	38,536
Oasis Petroleum LLC (A)	198	11,044
Southwestern Energy Co. (A)	629	28,627
		101,026
Packaged Foods & Meats – 4.0%		
Hain Celestial Group, Inc. (The) (A)	376	33,346
Mead Johnson Nutrition Co.	449	41,811
		75,157
Personal Products – 0.9%		
Coty, Inc., Class A	1,020	17,476
Pharmaceuticals – 0.5%		
Zoetis, Inc.	292	9,416
Regional Banks – 5.2%		
First Republic Bank	682	37,491
Signature Bank (A)	345	43,583
UMB Financial Corp.	250	15,848
		96,922
Research & Consulting Services – 2.3%		
CoStar Group, Inc. (A)	106	16,803
Verisk Analytics, Inc., Class A (A)	444	26,643
		43,446
Restaurants – 2.8%		
Dunkin' Brands Group, Inc.	708	32,447
Panera Bread Co., Class A (A)	134	20,094
		52,541
Semiconductors – 2.4%		
Microchip Technology, Inc.	923	45,068
Specialty Stores – 2.7%		
Tiffany & Co.	206	20,641
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	332	30,312
		50,953

COMMON STOCKS (Continued)

	Shares	Value
Systems Software – 1.1%		
ServiceNow, Inc. (A)	336	$ 20,841
Trading Companies & Distributors – 2.4%		
Fastenal Co.	889	43,992
TOTAL COMMON STOCKS – 97.8%		**$1,827,461**

(Cost: $1,388,440)

PURCHASED OPTIONS

	Number of Contracts (Unrounded)	
Consumer Discretionary Select Sector SPDR Fund:		
Put $64.00, Expires 7–18–14, OTC (Ctrpty: Credit Suisse (USA), Inc.)	6,980	80
Put $65.00, Expires 7–18–14, OTC (Ctrpty: Credit Suisse (USA), Inc.)	10,471	209
NASDAQ 100 Index, Put $3,710.00, Expires 7–18–14	122	64

PURCHASED OPTIONS (Continued)

	Number of Contracts (Unrounded)	Value
Russell 2000 Index, Put $1,150.00, Expires 7–18–14, OTC (Ctrpty: Societe Generale Bank)	981	$ 423
SPDR S&P MIDCAP 400 ETF Trust:		
Put $250.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	3,634	173
Put $255.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	3,634	354
TOTAL PURCHASED OPTIONS – 0.1%		**$1,303**

(Cost: $4,575)

SHORT-TERM SECURITIES

	Principal	
Commercial Paper – 2.1%		
BMW U.S. Capital LLC (GTD by BMW AG):		
0.090%, 7–10–14 (C) .	$5,000	5,000
0.080%, 7–11–14 (C) .	2,785	2,785
Diageo Capital plc (GTD by Diageo plc), 0.250%, 7–2–14 (C) . .	5,000	5,000

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (Continued)		
PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.080%, 7–30–14 (C)	$10,000	$ 9,999
Total Capital Canada Ltd. (GTD by Total S.A.), 0.100%, 7–10–14 (C)	4,000	4,000
Wisconsin Electric Power Co., 0.180%, 7–7–14 (C)	11,725	11,725
		38,509
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (D) .	839	839
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 39,348**

(Cost: $39,348)

TOTAL INVESTMENT SECURITIES – 100.0%	**$1,868,112**

(Cost: $1,432,363)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%	**(564)**
NET ASSETS – 100.0%	**$1,867,548**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at June 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Alkermes plc	Societe Generale Bank	Put	1,118	July 2014	$42.00	$151	$(28)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,827,461	$ —	$ —
Purchased Options	64	1,239	—
Short-Term Securities	—	39,348	—
Total	$1,827,525	$ 40,587	$ —
Liabilities			
Written Options	$ —	$ 28	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Waddell & Reed Advisors Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. He has managed the Fund since February 2001 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Science and Technology Fund (Class A shares at net asset value)	35.51%
Waddell & Reed Advisors Science and Technology Fund (Class A shares including sales load)	27.68%

Benchmark(s) and/or Lipper Category

S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	30.19%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	31.86%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Uncertainty continues with slow-to-moderate global growth

Equity and fixed-income markets were volatile in the fiscal year ended June 30, 2014. Early in the year, economic growth remained slow and volatility in the markets spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. Generally speaking, the markets posted solid gains towards the end of 2013 as the accommodative stance of the Fed and the "great rotation" (bond investors moving to equities) were key contributors to market success. In 2014, the U.S. economy rebounded in the second quarter after a slower-than-expected start to the year — often blamed on poor winter weather. The Fed continued its monetary stimulus efforts, though speculation has been on the rise regarding a reduction in monetary easing as markets continue to react positively to improvements in home sales, jobless claims and an increase in consumer confidence, among other economic factors.

On the year, information technology stocks performed well, with the Fund's benchmark index advancing just over 30%. Key contributors included technology hardware storage and peripherals, internet software and services, and semiconductors. We believe strong balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to the sector. On the health care front, political discussions seem to be the center of attention. Implementing the numerous provisions of the Affordable Care Act remains under debate and is adding a level of volatility to the market. These provisions, accompanied with rising costs, pose as a headwind for some companies in the health care sector. While challenges remain, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

Strong performance in a volatile year

While the information technology sector performed well during the year, worries related to capital spending in a somewhat volatile economic environment and uncertainty surrounding Fed policy resulted in weaker performance for the electronic equipment and instruments, home entertainment software, and technology distributors industries.

The Fund outperformed its benchmark and its peer-group average during the period. While the Fund was underweight the information technology sector relative to the benchmark, strong security selection in that sector was the largest contributor to the year's performance — particularly in the information technology (IT) services and semiconductors industries. The IT services industry returned nearly 50%, with the most notable winners in the Fund being Alliance Data Systems, a provider of loyalty programs and marketing solutions, such as private label credit cards, coalition loyalty programs and direct marketing services derived from the capture and analysis of transaction-rich data; and iGATE Corporation, an IT outsourcing firm that provides IT and IT-enabled operations such as application development, data warehousing and cloud services, among other product/service offerings. Strength in semiconductors was led by Micron Technology, Inc., the greatest contributor for the year, and is an example of our longer-term investment philosophy for the Fund. The company designs and builds advanced memory and semiconductor technologies. We think Micron Technology is an example of one of several of the Fund's long-term investments that began to materialize during the year, resulting in solid contributions from security selection. Consumer discretionary holding Harman International Industries, a company that primarily designs, develops, manufactures and markets audio products, lighting solutions and electronic systems, as well as digitally integrated audio and infotainment systems for the automotive industry worldwide, returned more than 100%, and was a top contributor on both an absolute and relative basis. We like the long-term positioning of the firm and believe the company's innovative product line accompanied with strong sales relationships in the auto industry will serve the company well.

A main detractor to relative performance was the Fund's overweight position in health care. Despite the relatively poor performance to the benchmark, the allocation to health care did provide absolute gains and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. As such, we expect to maintain the Fund's approximate 15 to 20% exposure to the sector going forward. In terms of specific holdings, a position in Cree Inc. was the greatest detractor to performance for the year, followed by a holding in ARIAD Pharmaceuticals. (The Fund no longer holds ARIAD Pharmaceuticals.)

Portfolio positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. As of June 30, 2014, the Fund had about 68% of its equity exposure in the information technology sector.

Our exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 16% of the Fund's equity holdings were in the health care sector. We believe managed care companies will benefit from the implementation of government initiatives. Also, in developing markets, as the standard of living increases, we believe the demand for quality health care increases as well. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at names that may benefit from a low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 16%. The Fund's cash position as of June 30, 2014, was about 0.4%. Our current cash allocation is below the fund's average allocation. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities as global growth resumes

We believe global economic growth is fragile but showing positive momentum with extremely aggressive global monetary policy. During the second quarter of 2014, the European Central Bank lowered interest rates after clearly telegraphing the move to the markets beforehand. The objective is to ultimately stimulate loan growth in hopes of restarting a generally moribund economy while preventing possible deflation. In the U.S., the Fed has continued its monetary stimulus efforts despite decreasing its bond purchases from $85 billion to $75 billion per month during the fourth quarter of 2013. All in all, we think improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy across the globe. Additionally, we believe questions about the strength of China's economy and overall stability in Europe may affect investor confidence. Despite these fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming fiscal year. In mixed economic environments, we believe there are many potential investment opportunities – especially in scarce resources, data, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for some restoration of mergers-and-acquisition activity as well. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Science and Technology Fund.

Science and Technology Fund

ALL DATA IS AS OF JUNE 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**99.5%**
Information Technology	67.8%
Health Care	15.4%
Industrials	6.3%
Consumer Discretionary	3.8%
Materials	3.0%
Telecommunication Services	1.9%
Financials	0.8%
Utilities	0.5%
Warrants	**0.1%**
Cash and Cash Equivalents	**0.4%**

Country Weightings

North America	**79.0%**
United States	79.0%
Europe	**10.3%**
Pacific Basin	**4.9%**
Bahamas/Caribbean	**2.5%**
Other	**2.3%**
South America	**0.6%**
Cash and Cash Equivalents	**0.4%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	32/155	21
3 Year	2/148	2
5 Year	9/136	7
10 Year	4/107	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Micron Technology, Inc.	Information Technology	Semiconductors
Aspen Technology, Inc.	Information Technology	Application Software
Alliance Data Systems Corp.	Information Technology	Data Processing & Outsourced Services
Cree, Inc.	Information Technology	Semiconductors
Vertex Pharmaceuticals, Inc.	Health Care	Biotechnology
Euronet Worldwide, Inc.	Information Technology	Data Processing & Outsourced Services
iGATE Corp.	Information Technology	IT Consulting & Other Services
Pentair, Inc.	Industrials	Industrial Machinery
Facebook, Inc., Class A	Information Technology	Internet Software & Services
ACI Worldwide, Inc.	Information Technology	Application Software

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



| | Science and Technology Fund, Class A Shares[1] . . . . | $34,059 |
| | S&P North American Technology Sector Index . . . . | $22,759 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	27.68%	30.10%	34.20%	35.93%
5-year period ended 6-30-14	20.63%	20.60%	20.87%	22.46%
10-year period ended 6-30-14	13.04%	12.66%	12.52%	14.10%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Application Software – 9.8%		
ACI Worldwide, Inc. (A)	1,787	$ 99,789
Aspen Technology, Inc. (A)	4,373	202,910
Qlik Technologies, Inc. (A)	1,519	34,358
Silver Spring Networks, Inc. (A)(B)	3,624	48,302
		385,359
Biotechnology – 5.5%		
Evogene Ltd. (A)	966	15,760
Isis Pharmaceuticals, Inc. (A)	2,031	69,954
Vertex Pharmaceuticals, Inc. (A)	1,404	132,941
		218,655
Commodity Chemicals – 0.4%		
BioAmber, Inc. (A)(B)	1,462	14,545
Communications Equipment – 0.7%		
Ruckus Wireless, Inc. (A)	2,143	25,526
Construction & Engineering – 2.4%		
Abengoa S.A., Class B (C)	4,292	22,638
Abengoa S.A., Class B ADR	2,676	71,234
		93,872
Consumer Electronics – 3.4%		
Garmin Ltd.	831	50,620
Harman International Industries, Inc.	785	84,343
		134,963
Data Processing & Outsourced Services – 12.5%		
Alliance Data Systems Corp. (A)	689	193,739
Euronet Worldwide, Inc. (A)	2,544	122,739
EVERTEC, Inc.	1,605	38,910
QIWI plc ADR	1,442	58,148
WNS (Holdings) Ltd. ADR (A)(B)	3,921	75,210
		488,746
Electrical Components & Equipment – 0.3%		
SolarCity Corp. (A)	150	10,618
Electronic Components – 1.8%		
Universal Display Corp. (A)	1,498	48,072
Vishay Intertechnology, Inc.	1,392	21,562
		69,634
Electronic Equipment & Instruments – 1.0%		
FLIR Systems, Inc.	1,144	39,742
Fertilizers & Agricultural Chemicals – 2.6%		
Marrone Bio Innovations, Inc. (A)(B)	1,828	21,236

COMMON STOCKS (Continued)	Shares	Value
Fertilizers & Agricultural Chemicals (Continued)		
Monsanto Co.	646	$ 80,544
		101,780
Health Care Equipment – 2.8%		
Boston Scientific Corp. (A)	4,738	60,509
Cardiovascular Systems, Inc. (A)	508	15,842
Volcano Corp. (A)	2,156	37,969
		114,320
Health Care Facilities – 1.1%		
Tenet Healthcare Corp. (A)	883	41,467
Health Care Technology – 1.7%		
Cerner Corp. (A)	1,263	65,140
Industrial Conglomerates – 0.8%		
Toshiba Corp. (C)	7,043	32,884
Industrial Machinery – 2.8%		
ESCO Technologies, Inc.	93	3,218
Pentair, Inc. (A)	1,465	105,670
		108,888
Integrated Telecommunication Services – 0.7%		
Windstream Corp.	2,947	29,355
Internet Retail – 0.4%		
Coupons.com, Inc. (A)	575	15,115
Internet Software & Services – 6.4%		
21Vianet Group, Inc. ADR (A)	1,239	37,121
Facebook, Inc., Class A (A)	1,488	100,147
Google, Inc., Class A (A)	97	56,421
Google, Inc., Class C (A)	97	55,515
		249,204
IT Consulting & Other Services – 6.4%		
Acxiom Corp. (A)(B)	4,383	95,077
EPAM Systems, Inc. (A)	1,050	45,924
iGATE Corp. (A)(B)	3,003	109,280
		250,281
Managed Health Care – 2.4%		
Odontoprev S.A. (C)	5,519	23,803
UnitedHealth Group, Inc.	837	68,416
		92,219
Office REITs – 0.8%		
QTS Realty Trust, Inc., Class A	1,123	32,140
Pharmaceuticals – 1.9%		
Teva Pharmaceutical Industries Ltd. ADR	1,397	73,205

COMMON STOCKS (Continued)	Shares	Value
Renewable Electricity – 0.5%		
Abengoa Yield plc (A)	510	$ 19,288
Semiconductor Equipment – 1.8%		
Lam Research Corp.	303	20,483
Nanometrics, Inc. (A)	1,058	19,305
Photronics, Inc. (A)(B)	3,419	29,404
		69,192
Semiconductors – 24.7%		
Advanced Micro Devices, Inc. (A)	5,380	22,540
Cree, Inc. (A)	3,218	160,745
Cypress Semiconductor Corp.	4,404	48,049
Dialog Semiconductor plc (A)(C)	1,760	61,036
Marvell Technology Group Ltd.	3,374	48,342
Micron Technology, Inc. (A)	11,312	372,731
Microsemi Corp. (A)	2,466	66,001
NXP Semiconductors N.V. (A)	1,234	81,666
Rambus, Inc. (A)	4,049	57,894
Samsung Electronics Co. Ltd. (C)	39	51,087
		970,091
Systems Software – 1.8%		
Microsoft Corp.	1,694	70,644
Technology Hardware, Storage & Peripherals – 0.9%		
Apple, Inc.	390	36,233
Wireless Telecommunication Service – 1.2%		
Sprint Nextel Corp. (A)	5,280	45,038
TOTAL COMMON STOCKS – 99.5%		$3,898,144
(Cost: $2,167,339)		

WARRANTS

	Shares	Value
Commodity Chemicals – 0.1%		
BioAmber, Inc., Expires 5–9–17 (B)(D)	1,423	3,578
TOTAL WARRANTS – 0.1%		$ 3,578
(Cost: $167)		

SHORT-TERM SECURITIES

	Principal	
Commercial Paper – 0.9%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 7–25–14 (E)	$ 5,000	5,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Danaher Corp., 0.090%, 7–10–14 (E) . . .	$ 3,456	$ 3,456
Diageo Capital plc (GTD by Diageo plc), 0.250%, 7–2–14 (E)	2,225	2,225
DTE Energy Co. (GTD by Detroit Edison Co.), 0.180%, 7–2–14 (E)	3,000	3,000
Exxon Mobil Corp., 0.050%, 7–1–14 (E)	13,018	13,017
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.180%, 7–21–14 (E) . . .	1,464	1,464
International Business Machines Corp., 0.070%, 7–1–14 (E)	7,000	7,000
		35,162

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (F) .	$54	$ 54
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 35,216
(Cost: $35,216)		
TOTAL INVESTMENT SECURITIES – 100.5%		$3,936,938
(Cost: $2,202,722)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		(19,516)
NET ASSETS – 100.0%		$3,917,422

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Listed on an exchange outside the United States.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Rate shown is the yield to maturity at June 30, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 150,078	$ —	$ —
Financials	32,140	—	—
Health Care	605,006	—	—
Industrials	246,262	—	—
Information Technology	2,654,652	—	—
Materials	116,325	—	—
Telecommunication Services	74,393	—	—
Utilities	19,288	—	—
Total Common Stocks	$3,898,144	$ —	$ —
Warrants	—	3,578	—
Short-Term Securities	—	35,216	—
Total	$3,898,144	$ 38,794	$ —

During the period ended June 30, 2014, securities totaling $782 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	78.9%
United Kingdom	2.7%
Bermuda	2.5%
Spain	2.4%
Israel	2.3%
Netherlands	2.1%

Country Diversification (Continued)

India	1.9%
Germany	1.6%
Cyprus	1.5%
South Korea	1.3%
Other Countries	2.3%
Other+	0.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Timothy Miller

Below, Timothy Miller, CFA, portfolio manager of the Waddell & Reed Advisors Small Cap Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. He has managed the Fund since 2010 and has 35 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Small Cap Fund (Class A shares at new asset value)	22.91%
Waddell & Reed Advisors Small Cap Fund (Class A shares including sales charges)	15.84%

Benchmark(s) and/or Lipper Category

Russell 2000 Growth Index	24.73%
(generally reflects the performance of small-company growth stocks)	
Lipper Small-Cap Growth Funds Universe Average	22.41%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Small-cap stocks were enjoying a positive year until late February/early March 2014. Small-cap stocks tend to perform well in an environment of improving economic conditions and an accommodative Federal Reserve (Fed). These conditions existed for most of the fiscal year in spite of economic data distortion by the unusually harsh weather conditions. Stocks staged a fairly steady progression upward throughout the fiscal year with the first correction occurring in late January followed by a new high in early March. Another sharp correction ensued through the middle of May followed by a recovery at the end of the fiscal year. On a two-year basis, the small-cap growth index had generated significant returns through early March 2014 so we were not surprised to experience some form of correction from that point. Unsustainable gains were also evident in some of the industry groups within the index, particularly the biotech and small-cap pharmaceutical groups. Finally the initial public offering (IPO) market was in full swing with some extraordinary one-day gains being realized. However, investor fears of a sooner-than-expected rise in interest rates sparked a sell-off in some high valuation growth names.

The Russell 2000 Growth Index returns were remarkably uniform across sectors with only a couple of outliers. Energy was the leader for the Fund's fiscal year with most of the gain realized in the last quarter. Consumer discretionary was the laggard. Industrials, materials, technology, health care and consumer staples all fell within a few percentage points of one another near the 25% gain for the overall index. Financials were a modest laggard with most of the shortfall coming from the Real Estate Investment Trust (REITs). The energy sector's success was led by the exploration and production group which is experiencing a spectacular domestic renaissance due to enhanced drilling technology.

Health care and technology were a couple of industry stand-outs that bear mention. Biotechs and small-cap pharmaceuticals were winners for the period leading up to the March correction. The Russell 2000 Growth Index currently contains more than 100 companies in the biotech field and the market's enthusiasm for the group is driven by the enormous market potential that exists with successful drug development. Spurred by the commercial success of some products, acquisitions by the large pharmaceutical companies, and the valuation benefit of low interest rates, the stocks were up 40-60% for the year as a group, with dozens of stocks more than doubling over the 12-month period.

In technology, a number of groups performed similar to biotechs, particularly those in the software industry and companies selling software-as-a-service (SAAS). The penetration of SAAS in the enterprise market continues to spread to most elements of business operations, including sales force automation, resource planning, human resource management, payroll, marketing and information technology. The economics of the product are attractive to the buyer who doesn't need to invest in hardware, data centers and security; this is all hosted by the SAAS provider. SAAS stocks were on a tear over the past 24 months with multiple names gaining more than 100%. Security software stocks were another hot group for the fiscal year.

Contributors and detractors

The Fund underperformed the benchmark for the period ended June 30, 2014. This underperformance came primarily from a small cash position held by the Fund and underperformance in technology. In terms of attribution relative to the benchmark, the Fund outperformed in the financials, energy, consumer discretionary, industrials and health care sectors.

The Fund's health care strategy is unique given the large number of stocks held in biotech field. The Fund's individual stock positions are supplemented with a custom total return swap which tracks the performance of the various biotech/pharmaceutical components of the index. The swap allows the Fund to gain exposure to the group of stocks without owning companies whose fate often lies with the unpredictable nature of success or failure of a drug compound.

The Fund's individual stock winners for the year included Incyte Corp. (no longer a holding), a biotech company with an FDA-approved drug, as well as DexCom, Inc. and Cepheid, a pair of health care technology companies. In all three cases we find companies with proprietary products whose market opportunity has continued to grow. This characteristic of finding companies that we believe possess strong, defensible market share that are pursuing fast-growing opportunities is a core strategic directive of the Fund.

Financials have been another strategic theme for the Fund over the past fiscal year, with particular focus on faster-growing banks, capital market players and specialty finance companies. Performance from this sector exceeded the benchmark for the year, with the largest contribution coming from the banks. The winning strategy for the banks that are owned in the Fund was based on our view of a company that could grow via a dominant position in a core competency. With a sufficiently favorable macro backdrop, the following bank stocks performed very well last year: SVB Financial Group, Bank of the Ozarks, Inc., and Signature Bank (no longer a holding). SVB Financial specializes in financing emerging growth and middle-market companies in the technology and life sciences industries. Bank of the Ozarks is a commercial real-estate focused lender in the southeast, and Signature Bank is a middle market lender consistently gaining share in the large Northeast U.S. marketplace. The bank stocks performed well in spite of the margin pressure emanating from historically low interest rates. If interest rates rise over the next year, we believe all of the bank stocks in the portfolio could experience substantial operating leverage, which should provide another boost to their robust earnings growth. The capital markets stocks in the portfolio that outperformed included Affiliated Managers Group (no longer a holding) and Moelis & Company.

The Fund's energy investments also contributed to performance for the fiscal year. The strategy of the Fund is focused primarily in two areas. The first is equipment and services companies that are profiting from a surge in capital spending for mid-stream and downstream asset expansion. We believe as U.S. oil production continues to grow rapidly due to the success of shale development, the inevitable bottleneck in transportation and processing the crude is leading to an extended cycle of spending to upgrade and expand these facilities. Fund holdings Matrix Service Company, Primoris Services, Graham Corp., Powell Industries and Team, Inc. are all beneficiaries of this trend. Matrix and Primoris were the largest contributors to the Fund from this group over the period.

The second area of focus is the exploration and production group, with particular emphasis on the best-positioned and fastest-growing explorers in the most prolific shale plays. The Fund's strategy migrated from companies in the Utica, Niobrara, and Bakken plays to the Permian Basin. Successful investments in Oasis Petroleum and Bonanza Creek Energy (no longer holdings) were harvested for new investments in Permian companies such as Athlon Energy and RSP Permian. Oil exploration and production out of the Permian is growing rapidly and we are particularly attracted to the multiple-target zones available to the companies in this play.

Consumer stock performance was a mixed bag. The Fund outperformed in the larger consumer discretionary sector but slightly lagged in consumer staples. The former was led by continued success with the leading automotive retailers, Lithia Motors and Asbury Automotive, as well as Kate Spade & Company (previously known as Fifth & Pacific Co.) in the retail space and a number of emerging-growth restaurants such as Zoe's Kitchen, Del Frisco's Restaurant Group and Sonic Corp. On the lagging end, Vail Resorts stock came under some pressure late in the fiscal year as earnings growth expectations were dampened by the drought in California/Nevada, which impacted Lake Tahoe results. However, the company's resilient model and healthy cash flow ended up leading to a doubling of the dividend near the end of the Fund's fiscal year.

Technology was the principal drag in performance relative to the benchmark and was a reason the Fund underperformed during the fiscal year. The Fund was overweight the sector, but was hurt by poor performance from the communications equipment and semiconductor industries group and a few software stocks. In communications equipment, the spending cycle for optical components and networking equipment did not materialize at the pace expected. There were many disappointments in this group that was led by Aruba Networks, Ixia (no longer a holding), and JDS Uniphase. Some of these positions have been either sold or scaled back. The semiconductor industry was also affected by sluggish telecommunications capital spending, and this particularly impacted Semtech Corp. (no longer a holding). Semtech had been a core long-term winner in the Fund, but earnings growth disappointed in 2013 and the stock suffered. In the software industry, Infoblox (no longer a holding) and Qlik Technologies slightly offset a few spectacular winners in the Fund, which included Demandware and Tyler Technologies, MICROS Systems and OpenTable were acquired for nice premiums in the last quarter of the fiscal year.

Outlook

The fiscal year-end correction has helped to peel off some of the excess valuation overlaying small-cap stocks. The direction over the next 12 months will be affected by the magnitude of domestic economic recovery and its attendant impact on interest rates. We believe the Fund is positioned to perform better with an improving economy and modest upward pressure on interest rates. The largest overweight positions are currently in industrials and financials, with the latter comprised of banks that should see margins rise as interest rates rise, and a few specialty finance and asset management companies. Health care sector exposure remains well below the benchmark. The consumer sector has been out of favor, but many of the companies in this sector should benefit from an improving employment environment. The Fund has added a number of restaurants and apparel/retail names for the coming fiscal year.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Small Cap Fund's performance.

Small Cap Fund

Asset Allocation

Stocks	98.8%
Industrials	26.7%
Information Technology	22.2%
Consumer Discretionary	18.5%
Financials	10.9%
Health Care	10.6%
Energy	6.9%
Consumer Staples	3.0%
Cash and Cash Equivalents	**1.2%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	245/527	47
3 Year	297/466	64
5 Year	116/411	29
10 Year	38/278	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
SVB Financial Group	Financials
Demandware, Inc.	Information Technology
Ultimate Software Group, Inc. (The)	Information Technology
Vail Resorts, Inc.	Consumer Discretionary
Matrix Service Co.	Energy
Portfolio Recovery Associates, Inc.	Industrials
Bank of the Ozarks, Inc.	Financials
DexCom, Inc.	Health Care
Cepheid	Health Care
Lithia Motors, Inc.	Consumer Discretionary

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



—— Small Cap Fund, Class A Shares[1]	....	$24,821
∙∙∙∙∙∙ Russell 2000 Growth Index	....	$23,764

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	15.84%	17.47%	21.82%	23.39%
5-year period ended 6-30-14	19.83%	19.82%	20.25%	21.83%
10-year period ended 6-30-14	9.52%	9.27%	9.25%	10.74%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Small Cap Fund *(in thousands)* JUNE 30, 2014

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.8%		
Hub Group, Inc. (A)	327	$16,486
Apparel Retail – 2.0%		
AnnTaylor Stores Corp. (A)	269	11,046
Zumiez, Inc. (A)	261	7,191
		18,237
Apparel, Accessories & Luxury Goods – 2.1%		
Carter's, Inc.	74	5,066
Fifth & Pacific Co., Inc. (A)	371	14,150
		19,216
Application Software – 5.0%		
Qlik Technologies, Inc. (A)	60	1,355
SS&C Technologies Holdings, Inc. (A)	269	11,891
Tyler Technologies, Inc. (A)	102	9,276
Ultimate Software Group, Inc. (The) (A)	169	23,307
		45,829
Asset Management & Custody Banks – 1.4%		
Financial Engines, Inc.	124	5,628
WisdomTree Investment, Inc. (A)	570	7,047
		12,675
Automotive Retail – 4.0%		
Asbury Automotive Group, Inc. (A)	251	17,233
Lithia Motors, Inc.	204	19,172
		36,405
Biotechnology – 2.8%		
Cepheid (A)	409	19,598
Exact Sciences Corp. (A)	347	5,909
		25,507
Broadcasting – 0.6%		
Cumulus Media Inc., Class A (A)	800	5,272
Building Products – 0.9%		
Armstrong World Industries, Inc. (A)	139	7,971
Communications Equipment – 2.3%		
Aruba Networks, Inc. (A)	177	3,108
Ciena Corp. (A)	478	10,358
Finisar Corp. (A)	357	7,045
		20,511
Construction & Engineering – 1.8%		
Primoris Services Corp.	566	16,326
Construction Machinery & Heavy Trucks – 3.3%		
Wabash National Corp. (A)	880	12,539
Westinghouse Air Brake Technologies Corp.	209	17,255
		29,794

COMMON STOCKS (Continued)	Shares	Value
Consumer Finance – 1.1%		
First Cash Financial Services, Inc. (A)	181	$10,441
Data Processing & Outsourced Services – 2.1%		
Jack Henry & Associates, Inc.	320	19,006
Distributors – 1.4%		
Pool Corp.	220	12,460
Diversified Support Services – 2.3%		
Portfolio Recovery Associates, Inc. (A)	358	21,308
Electrical Components & Equipment – 0.6%		
Powell Industries, Inc.	82	5,381
Electronic Equipment & Instruments – 0.6%		
MTS Systems Corp.	74	5,041
Electronic Manufacturing Services – 1.4%		
IPG Photonics Corp. (A)	186	12,804
Environmental & Facilities Services – 2.6%		
Team, Inc. (A)	245	10,050
Waste Connections, Inc.	280	13,589
		23,639
Food Distributors – 1.0%		
United Natural Foods, Inc. (A)	146	9,505
Health Care Equipment – 5.0%		
Cyberonics, Inc. (A)	79	4,928
DexCom, Inc. (A)	498	19,766
Heartware International, Inc. (A)	159	14,054
Novadaq Technologies, Inc. (A)	181	2,985
Thoratec Corp. (A)	141	4,898
		46,631
Health Care Facilities – 0.7%		
Surgical Care Affiliates, Inc. (A)	206	5,982
Health Care Supplies – 1.2%		
Endologix, Inc. (A)	398	6,060
Spectranetics Corp. (The) (A)	201	4,594
		10,654
Health Care Technology – 0.9%		
Medidata Solutions, Inc. (A)	182	7,800
Human Resource & Employment Services – 0.9%		
Kforce, Inc.	392	8,487
Industrial Machinery – 3.9%		
CLARCOR, Inc.	155	9,587
Graham Corp.	255	8,859

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery (Continued)		
RBC Bearings, Inc.	78	$ 5,009
Tennant Co.	73	5,571
TriMas Corp. (A)	152	5,807
		34,833
Internet Software & Services – 5.9%		
ChannelAdvisor Corp. (A)	238	6,271
Criteo S.A. ADR (A)	116	3,924
Demandware, Inc. (A)	342	23,731
OpenTable, Inc. (A)	109	11,313
Rocket Fuel, Inc. (A)	123	3,815
Textura Corp. (A)	216	5,113
		54,167
Investment Banking & Brokerage – 0.9%		
Moelis & Co., Class A (A)	244	8,208
Leisure Facilities – 3.3%		
Intrawest Resorts Holdings, Inc. (A)	625	7,157
Vail Resorts, Inc.	291	22,459
		29,616
Office Services & Supplies – 1.3%		
HNI Corp.	306	11,979
Oil & Gas Equipment & Services – 3.4%		
Dril-Quip, Inc. (A)	84	9,168
Matrix Service Co. (A)	651	21,333
		30,501
Oil & Gas Exploration & Production – 3.5%		
Athlon Energy, Inc. (A)	241	11,471
Diamondback Energy, Inc. (A)	71	6,287
Rice Energy, Inc. (A)	213	6,474
RSP Permian, Inc. (A)	244	7,906
		32,138
Packaged Foods & Meats – 2.0%		
B&G Foods, Inc.	271	8,849
Lance, Inc.	352	9,311
		18,160
Real Estate Services – 0.4%		
RE/MAX Holdings, Inc., Class A	133	3,924
Regional Banks – 7.1%		
Bank of the Ozarks, Inc.	602	20,150
Cathay General Bancorp	264	6,753
IBERIABANK Corp.	143	9,908
SVB Financial Group (A)	229	26,740
		63,551
Restaurants – 4.4%		
Chuy's Holdings, Inc. (A)	130	4,712
Del Frisco's Restaurant Group, Inc. (A)	364	10,037
Fiesta Restaurant Group, Inc. (A)	183	8,474
Sonic Corp. (A)	529	11,690

COMMON STOCKS (Continued)	Shares	Value
Restaurants (Continued)		
Zoe's Kitchen, Inc. (A)	145	$ 4,992
		39,905
Semiconductors – 2.7%		
Diodes, Inc. (A)	178	5,152
Microsemi Corp. (A)	245	6,564
Power Integrations, Inc.	223	12,843
		24,559
Specialty Stores – 0.7%		
Cabela's, Inc., Class A (A) . . .	106	6,633
Systems Software – 2.2%		
A10 Networks, Inc. (A)	392	5,211
MICROS Systems, Inc. (A) . . .	215	14,578
		19,789
Trading Companies & Distributors – 4.4%		
Beacon Roofing Supply, Inc. (A)	229	7,594
Rush Enterprises, Inc. (A)	392	13,587
Watsco, Inc.	176	18,035
		39,216

COMMON STOCKS (Continued)	Shares	Value
Trucking – 2.9%		
Landstar System, Inc.	266	$ 16,998
Saia, Inc. (A)	218	9,568
		26,566
TOTAL COMMON STOCKS – 98.8%		$897,113
(Cost: $598,252)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.0%		
Exxon Mobil Corp., 0.060%, 7–10–14 (B) . .	$5,000	5,000
Medtronic, Inc., 0.080%, 7–16–14 (B) . .	3,830	3,830
		8,830

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (C) . . .	$1,229	$ 1,229
TOTAL SHORT–TERM SECURITIES – 1.1%		$ 10,059
(Cost: $10,059)		
TOTAL INVESTMENT SECURITIES – 99.9%		$907,172
(Cost: $608,311)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		858
NET ASSETS – 100.0%		$908,030

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$897,113	$ —	$ —
Short-Term Securities	—	10,059	—
Total	$897,113	$ 10,059	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Waddell & Reed Advisors Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. Ms. Ross has managed the Fund since 2009 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014	
Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares at net asset value)	31.22%
Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares including sales charges)	23.65%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	26.92%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	26.61%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Equity markets finished the fiscal year ended June 30, 2014 strong, capping off one of the stronger 12-month periods for broad market equity returns since the markets rebounded in 2009. Throughout the year, the equity market benefited from declining risk premiums and growing confidence that the global economy had moved beyond the economic and global banking crisis, and was transitioning to a more "normal" economic environment. This "normal" environment is one where fears of systemic risk have been mitigated through a much better capitalized banking system, resulting in a stabilization of many of the largest asset markets and economies around the world. In fact, many governments can now borrow at historically low interest rates, as low or lower than that of the pre-crisis era.

This stabilization in the U.S. economy is characterized by slow, but steady revenue growth, high and sustainable levels of profitability and abundant cash flow for much of corporate America. For many markets, this de-emphasis of macroeconomic concerns simply meant higher valuations across industries, sectors and capitalization ranges, regardless of investment style. It also drove a decline in stock correlations, allowing stocks to rise or fall based on their own fundamental profit outlooks rather than system risk outlooks.

Market conditions

After a long period of positive excess returns accruing to more defensive, slower growth, higher dividend-yielding and value-oriented companies, growth stocks have begun to be revalued in recent quarters. We believe this transition can be traced, at least in part, to the change in monetary policy that the U.S. is now undergoing. The steady improvement in the labor market has resulted in the Federal Reserve (Fed) winding down its longstanding quantitative easing program. As monetary policy normalizes over time, we expect interest rates to rise, but at a very measured pace. Given past aggressive actions by most central banks, the global banking industry, and in the U.S. in particular, is flush with liquidity and capital. We believe this makes the global economy much more resilient to destabilizing risks and greatly reduces the likelihood of another significant downturn. In our view, the Fed's vote of confidence in the sustainability of the economic expansion is a meaningful positive for growth stocks, especially given the relatively modest valuation premium the asset class currently possesses. When compared to more stable, higher-yielding stocks, and other interest rate yield proxies, growth stocks appear attractive relative to history, while eventual higher interest rates may prove to be a headwind to slower growing, more defensive yield-oriented stocks.

Contributors and detractors

The environment mentioned above proved beneficial to us as the Fund posted favorable performance for the fiscal year on both an absolute and relative basis compared to the Russell 1000 Growth Index benchmark. The Fund's philosophy and investment process remains consistent and continues to focus on identifying structurally advantaged companies that can generate superior levels of profitability and growth over time.

The large majority of the relative outperformance in the fiscal year was a result of favorable stock selection, especially in the consumer discretionary, information technology and health care sectors.

Outperformance in consumer discretionary was led by Fund holdings in Las Vegas Sands and Wynn Resorts. Both companies were key beneficiaries of burgeoning growth in the Macau gaming market. In addition, JD.com and Harman International Industries were strong contributors in the sector. Both benefited from increased penetration of online retailing in China and increased demand for integrated automotive infotainment systems.

Stock selection in information technology was strong, led by F5 Networks, Facebook and Applied Materials.

In health care, HCA Holdings. was a notable outperformer; the market anticipated accelerated earnings growth as more Americans were given access to health insurance under the Affordable Care Act. Gilead Sciences and Biogen Idec were also strong contributors to the Fund's performance. Both companies benefited from accelerated earnings growth far in excess of the market due to new drug launches.

Key negative contributors for the fiscal year included Lululemon and Cisco Systems as both fell short of growth expectations. Fund positions in these two companies were sold. Another notable laggard was Kansas City Southern, as the company reduced growth assumptions during the period.

Outlook

Irrespective of the short-term turbulence in the market and portfolio, in our view, the equity market outlook appears to be positive. While short-term bouts of volatility and shifting investor psychology have become common, most notably earlier this spring, it doesn't change our view on the long-term outlook. We further believe corporate profits will grow by at least 5-8% for 2014. Interest rates and inflation should remain low. We think gross domestic product growth around the world will continue its slow-grinding rebound, creating a favorable backdrop for growth stock investing. In summary, the conditions that normally precipitate a recession or slowdown in profit growth or economic growth don't seem to exist. In a slow-growth environment without significant cyclical tailwinds, we believe our portfolio of high-margin, secular growth companies will perform favorably.

Outside the U.S. key problematic geographies such as Europe have stabilized and are showing positive surprises to profitability with the potential for continued improvement. While China's growth rate remains uncertain, we think the absolute rate of growth in the region is high enough that most multinationals can continue to do well there. We believe many leading multinationals will benefit over the next couple of years as former headwinds become tailwinds. In our view, these factors, combined with modest U.S. economic and profit growth, should continue to provide a favorable backdrop for the equity market. However, given the outsized market returns of 2013, much of which was driven by price-to-earnings multiple expansion rather than earnings growth, we expect the upcoming fiscal year to hold more modest return potential.

As always, we will continue to emphasize growth companies operating in large or fast-growing markets that we believe possess sustainable competitive advantages and can generate superior margins and high returns on capital while being sensitive to the potential impact of taxable gains and income to shareholders. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Tax-Managed Equity Fund's performance.

Asset Allocation

Stocks	**96.5%**
Consumer Discretionary	28.4%
Information Technology	22.0%
Health Care	16.0%
Industrials	14.5%
Consumer Staples	7.8%
Energy	5.2%
Telecommunication Services	2.6%
Cash and Cash Equivalents	**3.5%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	76/721	11
3 Year	248/607	41
5 Year	386/540	72
10 Year	34/378	9

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Gilead Sciences, Inc.	Health Care
Apple, Inc.	Information Technology
Las Vegas Sands, Inc.	Consumer Discretionary
Visa, Inc., Class A	Information Technology
MasterCard, Inc., Class A	Information Technology
Biogen Idec, Inc.	Health Care
CBS Corp., Class B	Consumer Discretionary
Schlumberger Ltd.	Energy
HCA Holdings, Inc.	Health Care
SBA Communications Corp.	Telecommunication Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



| | Tax-Managed Equity Fund, Class A Shares[1] . . . . | $22,736 |
| | Russell 1000 Growth Index . . . . | $21,983 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B[3]	Class C
1-year period ended 6-30-14	23.65%	25.98%	30.09%
5-year period ended 6-30-14	15.03%	15.15%	15.36%
10-year period ended 6-30-14	8.56%	8.39%	8.20%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).*

(3) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Before- and After-Tax Returns[1]	1-year period ended 6-30-14	5-year period ended 6-30-14	10-year period ended 6-30-14
Class A			
Before Taxes	23.65%	15.03%	8.56%
After Taxes on Distributions	21.14%	14.45%	8.28%
After Taxes on Distributions and Sale of Fund Shares	15.08%[2]	12.08%	6.99%
Class B[3]			
Before Taxes	25.98%	15.15%	8.39%
After Taxes on Distributions	23.30%	14.57%	8.12%
After Taxes on Distributions and Sale of Fund Shares	16.56%[2]	12.18%	6.85%
Class C			
Before Taxes	30.09%	15.36%	8.20%
After Taxes on Distributions	27.37%	14.78%	7.93%
After Taxes on Distributions and Sale of Fund Shares	18.91%[2]	12.36%	6.69%
Russell 1000 Growth Index[4]	26.92%	19.24%	8.20%

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

(2) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(4) Reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns *Before Taxes* shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns *After Taxes on Distributions* is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns *After Taxes on Distributions and Sale of Fund Shares* is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Tax-Managed Equity Fund (in thousands) JUNE 30, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.0%		
Boeing Co. (The)	35	$ 4,415
Precision Castparts Corp.	20	4,972
		9,387
Application Software – 2.2%		
Adobe Systems, Inc. (A)	95	6,852
Automotive Retail – 1.1%		
AutoZone, Inc. (A)	7	3,539
Biotechnology – 10.2%		
Alexion Pharmaceuticals, Inc. (A)	19	3,016
Biogen Idec, Inc. (A)	30	9,491
Gilead Sciences, Inc. (A)	178	14,725
Incyte Corp. (A)	41	2,291
KYTHERA Biopharmaceuticals, Inc. (A)	52	1,991
		31,514
Brewers – 1.6%		
Anheuser-Busch InBev S.A. ADR	46	5,322
Broadcasting – 3.0%		
CBS Corp., Class B	152	9,433
Cable & Satellite – 3.9%		
Comcast Corp., Class A	111	5,937
Time Warner Cable, Inc.	42	6,201
		12,138
Casinos & Gaming – 5.7%		
Las Vegas Sands, Inc.	150	11,418
Wynn Resorts Ltd.	28	5,832
		17,250
Communications Equipment – 0.8%		
F5 Networks, Inc. (A)	22	2,452
Construction Machinery & Heavy Trucks – 1.7%		
Caterpillar, Inc.	47	5,129
Consumer Electronics – 2.0%		
Harman International Industries, Inc.	58	6,242
Data Processing & Outsourced Services – 8.2%		
FleetCor Technologies, Inc. (A)	35	4,560
MasterCard, Inc., Class A	141	10,359
Visa, Inc., Class A	51	10,662
		25,581
Food Retail – 1.4%		
Casey's General Stores, Inc.	61	4,264
Footwear – 2.3%		
NIKE, Inc., Class B	93	7,220
Health Care Facilities – 4.5%		
HCA Holdings, Inc. (A)	141	$ 7,966
Universal Health Services, Inc., Class B	63	6,062
		14,028
Hotels, Resorts & Cruise Lines – 1.7%		
Hilton Worldwide Holdings, Inc. (A)	98	2,288
Starwood Hotels & Resorts Worldwide, Inc.	38	3,055
		5,343
Hypermarkets & Super Centers – 1.1%		
Costco Wholesale Corp.	29	3,299
Industrial Machinery – 4.5%		
Flowserve Corp.	50	3,695
Pall Corp.	52	4,466
Pentair, Inc. (A)	80	5,741
		13,902
Internet Retail – 6.4%		
Amazon.com, Inc. (A)	17	5,645
JD.com, Inc. ADR (A)	259	7,397
priceline.com, Inc. (A)	6	6,617
		19,659
Internet Software & Services – 4.8%		
Facebook, Inc., Class A (A)	83	5,551
Google, Inc., Class A (A)	8	4,736
Google, Inc., Class C (A)	8	4,660
		14,947
Movies & Entertainment – 1.7%		
Twenty-First Century Fox, Inc., Class A	152	5,332
Oil & Gas Equipment & Services – 5.2%		
Halliburton Co.	83	5,915
National Oilwell Varco, Inc.	20	1,614
Schlumberger Ltd.	72	8,505
		16,034
Packaged Foods & Meats – 0.9%		
Mead Johnson Nutrition Co.	30	2,832
Personal Products – 1.3%		
Estee Lauder Co., Inc. (The), Class A	55	4,047
Pharmaceuticals – 1.3%		
Bristol-Myers Squibb Co.	83	4,031
Railroads – 5.2%		
Canadian Pacific Railway Ltd.	37	6,720
Kansas City Southern	40	4,333
Union Pacific Corp.	53	5,287
		16,340
Restaurants – 0.6%		
Starbucks Corp.	25	$ 1,927
Semiconductor Equipment – 1.8%		
Applied Materials, Inc.	250	5,640
Technology Hardware, Storage & Peripherals – 4.2%		
Apple, Inc.	139	12,913
Tobacco – 1.5%		
Philip Morris International, Inc.	54	4,570
Trading Companies & Distributors – 0.1%		
NOW, Inc. (A)	5	177
Wireless Telecommunication Service – 2.6%		
SBA Communications Corp. (A)	78	7,949
TOTAL COMMON STOCKS – 96.5%		**$299,293**
(Cost: $186,911)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.6%		
Medtronic, Inc., 0.080%, 7–16–14 (B)	$3,956	3,956
NBCUniversal Enterprise, Inc., 0.230%, 7–11–14 (B)	3,700	3,700
United Technologies Corp., 0.070%, 7–1–14 (B)	441	441
		8,097
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (C)	2,532	2,532
TOTAL SHORT-TERM SECURITIES – 3.4%		**$ 10,629**
(Cost: $10,629)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$309,922**
(Cost: $197,540)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**331**
NET ASSETS – 100.0%		**$310,253**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$299,293	$ —	$ —
Short-Term Securities	—	10,629	—
Total	$299,293	$ 10,629	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Waddell & Reed Advisors Value Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2014. He has managed the Fund since inception and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Value Fund (Class A shares at net asset value)	21.77%
Waddell & Reed Advisors Value Fund (Class A shares including sales charges)	14.80%

Benchmark(s) and/or Lipper Category

Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	23.81%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.72%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

While the fiscal year was one of ups and downs for the Fund, performance slightly lagged the benchmark for the period ended June 31, 2014. The Fund saw strong performance for the first six months while it struggled during the second half. Fund performance was aided by in materials, health care and technology while energy and the Fund's cash position were the reasons for the underperformance.

Contributors and detractors

Stock selection drove the Fund's performance for the fiscal year. Individual stocks of note include Dow Chemical, SanDisk Corp., Western Digital Corporation, McKesson Corporation and HCA Holdings. Over the period, Dow Chemical benefited from rising U.S. production of natural gas and liquids. For SanDisk and Western Digital, the consolidation of the storage industry created better business conditions. Lastly, McKesson and HCA were boosted by increasing utilization of health care.

The Fund's energy sector exposure accounted for essentially all of the underperformance. Fund holdings Atlas Pipeline Partners and Atlas Energy (separate but related companies) declined notably after a poorly executed acquisition. We are still stockholders of both companies and believe the problems are fixable. We believe the intrinsic value of both companies is higher than today's stock prices indicate. Fund performance was also impacted by its Target Corporation holding. The retailer experienced a couple of negative situations during the fiscal year including a slow start to its Canadian expansion and a credit card security breach around the holidays. We continue to own the stock and believe these problems will pass in time.

Overall, the Fund benefited from strong individual stock selection, and a consistent approach to managing portfolio risk. The Fund did not make any large sector bets during the fiscal year, instead we focused on individual stocks that were identified as inexpensive names with improving business fundamentals. We would note that the decline in interest rates during the first half of calendar 2014 drove certain sectors higher where the Fund was underexposed. We believe that interest rates could ultimately go higher and we incorporate that outlook into the estimation of intrinsic value of the Fund's holdings. This leads us to the conclusion that many interest-rate sensitive stocks, for example: real estate investment trusts (REITs) and utilities, offer little value today.

During the fiscal year, the Fund, on average, was overweight energy and consumer cyclicals (technology and insurance), while being underweight the areas of utilities, industrials and REITs. The primary objective of the portfolio is to invest in equities that are undervalued relative to their prospects, while also attempting to diversify investments to minimize the impact from macro events, which we think are primarily unpredictable. Thus, large sector deviations are a result of finding many or no ideas in an area, rather than our conviction on the prospects for a certain sector.

Outlook

While the equity market yielded strong returns over the fiscal year, we believe the situation for equities could get tougher going forward. There are still many individual good value ideas in the market, but the average investment is more expensive now than that any time in the last few years. Conversely, other alternatives don't seem compelling either. Comparing a good value stock with 15% anticipated upside versus a 10-year Treasury bond yielding 2.6% would favor the equity, even when adjusting for volatility.

Going forward, we intend to stick with this same process that has served the Fund well in the past. There are no planned changes in the management philosophy of the portfolio and the Fund remains close to fully invested. We continue to search diligently, one company at a time, for names that we think offer good value investment opportunities. We believe this is the best way to achieve strong, consistent returns over a full market cycle.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Value Fund's performance.

Value Fund

Asset Allocation

Stocks	**97.0%**
Financials	25.0%
Energy	20.4%
Health Care	13.1%
Information Technology	13.0%
Consumer Discretionary	10.6%
Consumer Staples	7.5%
Materials	6.3%
Industrials	1.1%
Cash and Cash Equivalents	**3.0%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	290/474	62
3 Year	271/419	65
5 Year	106/365	29
10 Year	101/240	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Western Digital Corp.	Information Technology
Capital One Financial Corp.	Financials
Citigroup, Inc.	Financials
JPMorgan Chase & Co.	Financials
SanDisk Corp.	Information Technology
Time Warner Cable, Inc.	Consumer Discretionary
Xerox Corp.	Information Technology
Atlas Energy L.P.	Energy
Marathon Petroleum Corp.	Energy
Humana, Inc.	Health Care

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Value Fund, Class A Shares[1]	$19,421	
Russell 1000 Value Index	$21,641	

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	14.80%	16.37%	20.76%	22.17%
5-year period ended 6-30-14	16.71%	16.65%	17.03%	18.63%
10-year period ended 6-30-14	6.86%	6.61%	6.53%	7.98%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Asset Management & Custody Banks – 1.8%		
Blackstone Group L.P. (The)	485	$16,213
Biotechnology – 1.9%		
Amgen, Inc.	144	17,081
Cable & Satellite – 4.0%		
Time Warner Cable, Inc.	246	36,236
Consumer Finance – 6.0%		
Ally Financial, Inc. (A)	497	11,883
Capital One Financial Corp. (B)	499	41,193
		53,076
Department Stores – 2.0%		
Macy's, Inc.	306	17,748
Diversified Chemicals – 3.2%		
Dow Chemical Co. (The)	551	28,359
Drug Retail – 2.7%		
CVS Caremark Corp.	321	24,186
Electronic Equipment & Instruments – 4.0%		
Xerox Corp.	2,878	35,797
General Merchandise Stores – 2.8%		
Target Corp.	424	24,571
Health Care Distributors – 2.0%		
McKesson Corp. (C)	96	17,802
Health Care Facilities – 2.3%		
HCA Holdings, Inc. (A)	366	20,607
Hotels, Resorts & Cruise Lines – 1.8%		
Wyndham Worldwide Corp.	209	15,825
Industrial Machinery – 1.1%		
Parker Hannifin Corp.	76	9,593
Integrated Oil & Gas – 2.9%		
Occidental Petroleum Corp.	249	25,555
Investment Banking & Brokerage – 1.0%		
Goldman Sachs Group, Inc. (The)	53	8,908
Life & Health Insurance – 2.5%		
MetLife, Inc.	400	22,196

COMMON STOCKS (Continued)	Shares	Value
Managed Health Care – 4.4%		
Humana, Inc. (C)	225	$28,711
WellPoint, Inc.	87	9,405
		38,116
Oil & Gas Refining & Marketing – 7.2%		
HollyFrontier Corp.	379	16,554
Marathon Petroleum Corp. . .	372	29,054
Phillips 66	228	18,374
		63,982
Oil & Gas Storage & Transportation – 10.3%		
Atlas Energy L.P.	764	34,280
Atlas Pipeline Partners L.P. . .	646	22,227
MarkWest Energy Partners L.P.	158	11,310
Regency Energy Partners L.P.	736	23,705
		91,522
Other Diversified Financial Services – 8.4%		
Citigroup, Inc.	802	37,761
JPMorgan Chase & Co.	653	37,637
		75,398
Pharmaceuticals – 2.5%		
Teva Pharmaceutical Industries Ltd. ADR	430	22,514
Property & Casualty Insurance – 2.3%		
ACE Ltd.	198	20,553
Reinsurance – 3.0%		
Reinsurance Group of America, Inc.	334	26,383
Soft Drinks – 1.9%		
Coca-Cola Enterprises, Inc. (B)	361	17,263
Specialty Chemicals – 3.1%		
LyondellBasell Industries N.V., Class A	279	27,235
Technology Hardware, Storage & Peripherals – 9.0%		
SanDisk Corp.	349	36,488
Western Digital Corp.	467	43,132
		79,620

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 2.9%		
Philip Morris International, Inc.	301	$ 25,344
TOTAL COMMON STOCKS – 97.0%		$861,683
(Cost: $644,136)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.6%		
Exxon Mobil Corp., 0.060%, 7–10–14 (D) . .	$8,000	8,000
Medtronic, Inc., 0.080%, 7–16–14 (D) . .	4,396	4,396
United Technologies Corp., 0.070%, 7–1–14 (D) . . .	5,739	5,739
Wisconsin Electric Power Co., 0.180%, 7–8–14 (D) . . .	5,000	5,000
		23,135
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.104%, 7–2–14 (E) . . .	1,173	1,173
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.110%, 7–7–14 (E) . . .	1,753	1,753
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 26,061
(Cost: $26,061)		
TOTAL INVESTMENT SECURITIES – 99.9%		$887,744
(Cost: $670,197)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		1,250
NET ASSETS – 100.0%		$888,994

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D) Rate shown is the yield to maturity at June 30, 2014.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Coca-Cola Enterprises, Inc.	Morgan Stanley & Co., Inc.	Call	3,462	August 2014	$ 49.00	$218	$(320)
Humana, Inc.	N/A	Call	704	August 2014	140.00	93	(86)
Limited Brands, Inc.	N/A	Put	479	August 2014	55.00	85	(29)
McKesson Corp.	N/A	Call	478	August 2014	200.00	113	(34)
						$509	$(469)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$861,683	$ —	$ —
Short-Term Securities	—	26,061	—
Total	$861,683	$ 26,061	$ —
Liabilities			
Written Options	$ 148	$ 321	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Waddell & Reed Advisors Vanguard Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2014. Mr. Becker has managed the Fund since 1998 and Mr. Sanders has managed the Fund since 2007. Both men have 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2014

Waddell & Reed Advisors Vanguard Fund (Class A shares at net asset value)	29.25%
Waddell & Reed Advisors Vanguard Fund (Class A shares including sales charges)	21.81%

Benchmark(s) and/or Lipper Category

Russell 1000 Growth Index	26.92%
(generally reflects the performance of securities that represent the large-cap growth market)	
Lipper Large-Cap Growth Funds Universe Average	26.61%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Equity markets finished the fiscal year ended June 30, 2014 strong, capping off one of the stronger 12-month periods for broad market equity returns since the markets rebounded in 2009. Throughout the year, the equity market benefited from declining risk premiums and growing confidence that the global economy had moved beyond the economic and global banking crisis, and was transitioning to a more "normal" economic environment. This "normal" environment is one where fears of systemic risk have been mitigated through a much better capitalized banking system, resulting in a stabilization of many of the largest asset markets and economies around the world. In fact, many governments can now borrow at historically low interest rates, as low or lower than that of the pre-crisis era.

This stabilization in the U.S. economy is characterized by slow, but steady revenue growth, high and sustainable levels of profitability and abundant cash flow for much of corporate America. For many markets, this de-emphasis of macroeconomic concerns simply meant higher valuations across industries, sectors and capitalization ranges, regardless of investment style. It also drove a decline in stock correlations, allowing stocks to rise or fall based on their own fundamental profit outlooks rather than system risk outlooks.

Market conditions

After a long period of positive excess returns accruing to more defensive, slower growth, higher dividend-yielding and value-oriented companies, growth stocks have begun to be revalued in recent quarters. We believe this transition can be traced, at least in part, to the change in monetary policy that the U.S. is now undergoing. The steady improvement in the labor market has resulted in the Federal Reserve (Fed) winding down its longstanding quantitative easing program. As monetary policy normalizes over time, we expect interest rates to rise, but at a very measured pace. Given past aggressive actions by most central banks, the global banking industry, and in the U.S. in particular, is flush with liquidity and capital. We believe this makes the global economy much more resilient to destabilizing risks and greatly reduces the likelihood of another significant downturn. In our view, the Fed's vote of confidence in the sustainability of the economic expansion is a meaningful positive for growth stocks, especially given the relatively modest valuation premium the asset class currently possesses. When compared to more stable, higher-yielding stocks, and other interest rate yield proxies, growth stocks appear attractive relative to history, while eventual higher interest rates may prove to be a headwind to slower growing, more defensive yield-oriented stocks.

Contributors and detractors

The environment mentioned above proved beneficial to us as the Fund posted favorable performance for the fiscal year on both an absolute and relative basis compared to the Russell 1000 Growth Index benchmark. The Fund's philosophy and investment process remains consistent and continues to focus on identifying structurally advantaged companies that can generate superior levels of profitability and growth over time.

From a tactical standpoint, Fund performance during the fiscal year benefited from its underweight exposure to the underperforming consumer staples sector. With that said, the majority of the relative outperformance resulted from favorable stock selection, especially in the consumer discretionary and health care sectors. Outperformance in the consumer discretionary sector was led by Fund holdings in Las Vegas Sands and Wynn Resorts, which are key beneficiaries of burgeoning growth in the Macau gaming market.

Gilead Sciences, Shire Pharmaceuticals and Biogen Idec were also strong contributors to Fund performance during the fiscal period. These companies have new drug launches underway, which have driven accelerated earnings growth far in excess of the market. Other notable strong performers during the fiscal year included Harman International Industries, which benefited from the auto industry's increased demand for integrated infotainment systems and Applied Materials, which benefited from increased industry capital expenditure spending.

Key negative contributors for the fiscal year included Linkedin and Cisco Systems (no longer a holding of the Fund). Both companies fell short of growth expectations. Other notable laggards included Kansas City Southern, as the company brought down growth assumptions during the period.

Outlook

Irrespective of the short-term turbulence in the market and portfolio, in our view, the equity market outlook appears to be positive. While short-term bouts of volatility and shifting investor psychology have become common, most notably earlier this spring, it doesn't change our view on the long-term outlook. We further believe corporate profits will grow by at least 5-8% for 2014. Interest rates and inflation should remain low. We think gross domestic product growth around the world will continue its slow-grinding rebound, creating a favorable backdrop for growth stock investing. In summary, the conditions that normally precipitate a recession or slowdown in profit growth or economic growth don't seem to exist. In a slow-growth environment without significant cyclical tailwinds, we believe our portfolio of high-margin, secular growth companies will perform favorably.

Outside the U.S. key problematic geographies such as Europe have stabilized and are showing positive surprises to profitability with the potential for continued improvement. While China's growth rate remains uncertain, we think the absolute rate of growth in the region is high enough that most multinationals can continue to do well there. We believe many leading multinationals will benefit over the next couple of years as former headwinds become tailwinds. In our view, these factors, combined with modest U.S. economic and profit growth, should continue to provide a favorable backdrop for the equity market. However, given the outsized market returns of 2013, much of which was driven by price-to-earnings multiple expansion rather than earnings growth, we expect the upcoming fiscal year to hold more modest return potential.

As always, we will continue to emphasize growth companies operating in large or fast-growing markets that we believe possess sustainable competitive advantages and can generate superior margins and high returns on capital. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Vanguard Fund's performance.

Asset Allocation

Stocks	99.4%
Information Technology	28.3%
Consumer Discretionary	26.3%
Health Care	16.6%
Industrials	16.4%
Consumer Staples	4.5%
Energy	4.2%
Materials	1.8%
Telecommunication Services	1.3%
Cash and Cash Equivalents	**0.6%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	164/721	23
3 Year	304/607	50
5 Year	381/540	71
10 Year	129/378	35

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Gilead Sciences, Inc.	Health Care
Apple, Inc.	Information Technology
Biogen Idec, Inc.	Health Care
MasterCard, Inc., Class A	Information Technology
Las Vegas Sands, Inc.	Consumer Discretionary
Celgene Corp.	Health Care
Canadian Pacific Railway Ltd.	Industrials
Schlumberger Ltd.	Energy
Applied Materials, Inc.	Information Technology
Facebook, Inc., Class A	Information Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$20,399
Vanguard Fund, Class A Shares[1]		$20,399
Russell 1000 Growth Index		$21,983

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class Y
1-year period ended 6-30-14	21.81%	23.74%	27.91%	29.65%
5-year period ended 6-30-14	15.06%	14.89%	15.20%	16.85%
10-year period ended 6-30-14	7.39%	7.02%	6.89%	8.41%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.**

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same shares or another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.2%		
Boeing Co. (The)	261	$ 33,245
Precision Castparts Corp. . . .	110	27,688
		60,933
Apparel Retail – 0.6%		
Limited Brands, Inc.	149	8,729
Apparel, Accessories & Luxury Goods – 0.8%		
Under Armour, Inc.,		
Class A (A)	197	11,743
Application Software – 2.4%		
Adobe Systems, Inc. (A)	491	35,514
Automotive Retail – 1.6%		
AutoZone, Inc. (A)	18	9,384
O'Reilly Automotive,		
Inc. (A)	89	13,373
		22,757
Biotechnology – 12.0%		
Biogen Idec, Inc. (A)	192	60,382
Celgene Corp. (A)	612	52,541
Gilead Sciences, Inc. (A) . . .	765	63,384
		176,307
Brewers – 2.4%		
Anheuser-Busch InBev		
S.A. ADR	305	34,999
Broadcasting – 2.5%		
CBS Corp., Class B	581	36,116
Cable & Satellite – 1.7%		
Comcast Corp., Class A	464	24,891
Casinos & Gaming – 5.8%		
Las Vegas Sands, Inc.	729	55,535
Wynn Resorts Ltd.	145	30,055
		85,590
Consumer Electronics – 3.5%		
Garmin Ltd.	122	7,442
Harman International		
Industries, Inc.	405	43,488
		50,930
Data Processing & Outsourced Services – 8.8%		
FleetCor Technologies,		
Inc. (A)	195	25,688
MasterCard, Inc., Class A . .	796	58,482
Visa, Inc., Class A	218	45,998
		130,168
Diversified Chemicals – 1.8%		
PPG Industries, Inc.	124	26,017
Footwear – 1.0%		
NIKE, Inc., Class B	195	15,114
Health Care Facilities – 1.8%		
HCA Holdings, Inc. (A)	457	25,749

COMMON STOCKS (Continued)	Shares	Value
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	468	$ 37,865
Hotels, Resorts & Cruise Lines – 0.2%		
Hilton Worldwide Holdings,		
Inc. (A)	100	2,339
Industrial Machinery – 4.9%		
Flowserve Corp.	389	28,885
Pall Corp.	166	14,200
Pentair, Inc. (A)	395	28,459
		71,544
Internet Retail – 2.2%		
Amazon.com, Inc. (A)	54	17,603
priceline.com, Inc. (A)	12	14,556
		32,159
Internet Software & Services – 6.5%		
Facebook, Inc.,		
Class A (A)	695	46,760
Google, Inc., Class A (A) . . .	40	23,094
Google, Inc., Class C (A) . . .	40	22,724
LinkedIn Corp.,		
Class A (A)	20	3,378
		95,956
IT Consulting & Other Services – 1.6%		
Cognizant Technology		
Solutions Corp.,		
Class A (A)	470	23,007
Motorcycle Manufacturers – 2.7%		
Harley-Davidson, Inc.	572	39,940
Movies & Entertainment – 0.6%		
Twenty-First Century Fox,		
Inc., Class A	254	8,925
Oil & Gas Equipment & Services – 3.4%		
Schlumberger Ltd.	415	48,900
Oil & Gas Exploration & Production – 0.8%		
EOG Resources, Inc.	102	11,966
Packaged Foods & Meats – 1.2%		
Green Mountain Coffee		
Roasters, Inc.	138	17,146
Pharmaceuticals – 2.8%		
Bristol-Myers Squibb Co. . . .	360	17,464
Shire Pharmaceuticals Group		
plc ADR	98	23,078
		40,542
Railroads – 7.3%		
Canadian Pacific Railway		
Ltd.	288	52,096
Kansas City Southern	138	14,815
Union Pacific Corp.	408	40,698
		107,609

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 3.3%		
Applied Materials,		
Inc.	2,137	$ 48,198
Semiconductors – 1.5%		
Xilinx, Inc.	459	21,720
Specialty Stores – 0.5%		
Ulta Salon, Cosmetics &		
Fragrance, Inc. (A) . . .	76	6,947
Technology Hardware, Storage & Peripherals – 4.2%		
Apple, Inc.	656	60,997
Tobacco – 0.9%		
Philip Morris		
International, Inc.	162	13,667
Wireless Telecommunication Service – 1.3%		
American Tower Corp.,		
Class A	180	16,224
Crown Castle		
International Corp. . . .	39	2,896
		19,120

	Shares	Value
TOTAL COMMON STOCKS – 99.4%		$1,454,104
(Cost: $925,996)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.6%		
BorgWarner, Inc.,		
0.240%, 7–3–14 (B) . .	$ 580	580
Exxon Mobil Corp.,		
0.060%, 7–10–14 (B) .	3,997	3,997
NBCUniversal Enterprise,		
Inc.,		
0.230%, 7–11–14 (B) .	4,000	4,000
		8,577

		Value
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 8,577
(Cost: $8,577)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,462,681
(Cost: $934,573)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(323)
NET ASSETS – 100.0%		$1,462,358

Vanguard Fund *(in thousands)* JUNE 30, 2014

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,454,104	$ —	$ —
Short-Term Securities	—	8,577	—
Total	$1,454,104	$ 8,577	$ —

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipt

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	International Growth Fund
ASSETS							
Investments in unaffiliated securities at value+	$1,348,299	$3,323,631	$1,333,117	$4,326,691	$714,729	$301,783	$626,001
Investments in affiliated securities at value+	—	92,958	—	—	—	—	—
Bullion at value+	—	230,527	—	—	—	—	—
Investments at Value	1,348,299	3,647,116	1,333,117	4,326,691	714,729	301,783	626,001
Cash	—	4,153	—*	1	2	1	1
Cash denominated in foreign currencies at value+	—	2,883	—	—	—	—	2
Restricted cash	—	20	—	—	—	—	—
Investment securities sold receivable	11,372	—	4,346	152,532	1,561	8,256	7,882
Dividends and interest receivable	1,119	12,923	2,932	4,170	1,076	213	1,839
Capital shares sold receivable	542	3,159	1,753	2,860	753	643	486
Unrealized appreciation on swap agreements	—	5,839	—	—	—	—	—
Prepaid and other assets	56	71	70	101	33	24	45
Total Assets	1,361,388	3,676,164	1,342,218	4,486,355	718,154	310,920	636,256
LIABILITIES							
Investment securities purchased payable	6,011	14,409	10,624	59,224	1,697	1,016	—
Capital shares redeemed payable	1,967	4,708	1,188	5,485	857	302	647
Trustees and Chief Compliance Officer fees payable	446	385	250	1,111	81	21	194
Overdraft due to custodian	282	—	—	—	—	—	—
Distribution and service fees payable	9	27	10	30	5	3	4
Shareholder servicing payable	200	645	224	625	163	93	144
Investment management fee payable	24	63	24	73	14	7	14
Accounting services fee payable	21	22	22	22	15	8	14
Unrealized depreciation on forward foreign currency contracts	—	670	—	—	—	—	118
Unrealized depreciation on swap agreements	—	751	—	—	—	—	—
Written options at value+	7,951	195	—	—	—	—	—
Other liabilities	18	308	14	34	9	4	34
Total Liabilities	16,929	22,183	12,356	66,604	2,841	1,454	1,169
Total Net Assets	$1,344,459	$3,653,981	$1,329,862	$4,419,751	$715,313	$309,466	$635,087
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 868,158	$2,634,141	$1,020,408	$2,861,589	$417,261	$189,960	$489,452
Undistributed (distributions in excess of) net investment income	1,977	29,450	1,091	6,260	3,324	(398)	(1,889)
Accumulated net realized gain (loss)	163,429	654,687	4,236	273,878	65,428	(5,147)	11,787
Net unrealized appreciation	310,895	335,703	304,127	1,278,024	229,300	125,051	135,737
Total Net Assets	$1,344,459	$3,653,981	$1,329,862	$4,419,751	$715,313	$309,466	$635,087
CAPITAL SHARES OUTSTANDING:							
Class A	113,171	296,854	123,335	556,375	34,939	15,952	44,234
Class B	522	4,056	522	2,280	301	130	159
Class C	526	5,979	1,477	3,195	480	200	166
Class Y	369	6,770	682	11,165	98	187	4,559
NET ASSET VALUE PER SHARE:							
Class A	$11.74	$11.66	$10.55	$7.72	$19.98	$18.81	$12.93
Class B	$10.41	$11.30	$10.46	$6.71	$19.56	$17.13	$11.83
Class C	$10.59	$11.36	$10.51	$6.83	$19.67	$17.61	$12.28
Class Y	$11.80	$11.71	$10.56	$7.76	$19.99	$19.55	$12.95
+COST							
Investments in unaffiliated securities at cost	$1,042,239	$2,988,851	$1,028,990	$3,048,662	$485,429	$176,732	$490,175
Investments in affiliated securities at cost	—	92,957	—	—	—	—	—
Bullion at cost	—	234,327	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	2,885	—	—	—	—	2
Written options premiums received at cost	12,783	510	—	—	—	—	—

Not shown due to rounding.

(1) Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
ASSETS						
Investments in unaffiliated securities at value+	$1,868,112	$3,540,306	$907,172	$309,922	$887,744	$1,462,681
Investments in affiliated securities at value+	—	396,632	—	—	—	—
Investments at Value	1,868,112	3,936,938	907,172	309,922	887,744	1,462,681
Cash	1	1	1	1	—*	1
Investment securities sold receivable	—	3,452	5,764	—	4,894	—
Dividends and interest receivable	767	1,960	289	211	1,216	963
Capital shares sold receivable	1,183	2,125	507	388	950	1,001
Prepaid and other assets	45	68	29	25	35	53
Total Assets	1,870,108	3,944,544	913,762	310,547	894,839	1,464,699
LIABILITIES						
Investment securities purchased payable	—	21,520	4,249	—	4,213	—
Capital shares redeemed payable	1,722	4,248	999	219	808	1,594
Trustees and Chief Compliance Officer fees payable	302	572	178	23	104	399
Distribution and service fees payable	13	27	6	2	6	10
Shareholder servicing payable	414	613	252	33	201	272
Investment management fee payable	42	86	21	5	17	27
Accounting services fee payable	22	22	18	8	18	22
Written options at value+	28	—	—	—	469	—
Other liabilities	17	34	9	4	9	17
Total Liabilities	2,560	27,122	5,732	294	5,845	2,341
Total Net Assets	$1,867,548	$3,917,422	$908,030	$310,253	$888,994	$1,462,358
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,201,845	$1,960,191	$549,179	$190,262	$605,498	$ 840,954
Undistributed (distributions in excess of) net investment income	(8,344)	(10,227)	(2,999)	39	9,766	(613)
Accumulated net realized gain	238,175	233,238	62,989	7,570	56,143	93,909
Net unrealized appreciation	435,872	1,734,220	298,861	112,382	217,587	528,108
Total Net Assets	$1,867,548	$3,917,422	$908,030	$310,253	$888,994	$1,462,358
CAPITAL SHARES OUTSTANDING:						
Class A	146,211	221,694	48,579	17,283	49,670	131,251
Class B	1,017	1,838	621	41	258	752
Class C	1,237	1,680	666	279	406	736
Class Y	6,306	7,346	972	N/A	631	7,864
NET ASSET VALUE PER SHARE:						
Class A	$12.06	$16.85	$17.91	$17.66	$17.45	$10.39
Class B	$9.22	$12.78	$14.39	$15.55	$16.48	$8.15
Class C	$9.51	$12.95	$15.11	$15.54	$16.73	$8.31
Class Y	$13.17	$18.55	$19.71	N/A	$17.53	$10.94
+COST						
Investments in unaffiliated securities at cost	$1,432,363	$1,917,251	$608,311	$197,540	$670,197	$ 934,573
Investments in affiliated securities at cost	—	285,471	—	—	—	—
Written options premiums received at cost	151	—	—	—	509	—

*Not showing due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	International Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 16,334	$ 53,498	$ 13,901	$ 57,952	$ 16,279	$ 2,619	$ 13,390
Foreign dividend withholding tax	(212)	(2,339)	(39)	(449)	(50)	(64)	(1,328)
Interest and amortization from unaffiliated securities	63	12,615	7,682	75	11	7	40
Foreign interest withholding tax	—	—*	—	—	—	—	(1)
Payment in-kind bond security income	—	4,328	—	—	—	—	—
Total Investment Income	16,185	68,102	21,544	57,578	16,240	2,562	12,101
EXPENSES							
Investment management fee	8,651	22,460	7,797	25,144	4,918	2,125	4,983
Distribution and service fees:							
Class A	3,097	8,324	2,746	9,756	1,713	604	1,307
Class B	60	517	57	158	63	25	17
Class C	56	710	136	205	96	33	18
Shareholder servicing:							
Class A	2,029	6,140	2,042	6,047	1,744	907	1,411
Class B	38	209	30	89	40	21	15
Class C	21	179	37	71	34	15	10
Class Y	6	131	10	132	3	4	90
Registration fees	62	136	112	140	75	61	67
Custodian fees	29	247	22	51	15	4	57
Trustees and Chief Compliance Officer fees	162	244	108	455	50	16	73
Accounting services fee	260	260	251	260	172	93	159
Professional fees	54	170	50	119	36	24	47
Other	68	278	57	179	56	33	61
Total Expenses	14,593	40,005	13,455	42,806	9,015	3,965	8,315
Less:							
Expenses in excess of limit	(624)	(100)	(197)	(639)	—	—	(176)
Total Net Expenses	13,969	39,905	13,258	42,167	9,015	3,965	8,139
Net Investment Income (Loss)	2,216	28,197	8,286	15,411	7,225	(1,403)	3,962
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	232,430	855,284	43,919	486,520	127,553	31,585	55,339
Futures contracts	—	(36,619)	—	—	—	—	—
Written options	7,937	19,190	—	—	—	—	—
Swap agreements	—	4,019	—	—	—	—	—
Swap agreements capital gains tax	—	—	—	—	—	—	(969)
Forward foreign currency contracts	—	18,143	—	—	—	—	110
Foreign currency exchange transactions	—*	101	(4)	—	2	(1)	367
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	61,431	(284,187)	142,739	451,950	18,136	50,723	75,251
Investments in affiliated securities	—	—*	—	—	—	—	—
Futures contracts	—	1,859	—	—	—	—	—
Written options	4,833	1,005	—	—	—	—	—
Swap agreements	—	5,088	—	—	—	—	—
Forward foreign currency contracts	—	(6,197)	—	—	—	—	(5,080)
Foreign currency exchange transactions	4	182	—	8	—	—*	(293)
Net Realized and Unrealized Gain	306,635	577,868	186,654	938,478	145,691	82,307	124,725
Net Increase in Net Assets Resulting from Operations	$308,851	$ 606,065	$194,940	$953,889	$152,916	$80,904	$128,687

Not shown due to rounding.

(1) Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 12,210	$ 23,425	$ 3,477	$ 3,200	$ 13,045	$ 17,089
Dividends from affiliated securities	—	424	—	—	—	—
Foreign dividend withholding tax	(43)	(324)	—	(14)	(69)	(94)
Interest and amortization from unaffiliated securities	39	310	18	6	40	9
Total Investment Income	12,206	23,835	3,495	3,192	13,016	17,004
EXPENSES						
Investment management fee	14,873	28,855	7,500	1,819	5,497	9,852
Distribution and service fees:						
Class A	4,151	8,408	2,091	688	1,910	3,353
Class B	105	244	102	7	48	68
Class C	122	208	110	41	68	64
Shareholder servicing:						
Class A	4,040	5,556	2,460	329	1,921	2,758
Class B	66	116	65	2	31	44
Class C	48	72	40	9	26	28
Class Y	128	190	38	N/A	15	127
Registration fees	95	127	81	49	92	79
Custodian fees	32	209	27	9	19	29
Trustees and Chief Compliance Officer fees	150	293	81	18	59	160
Accounting services fee	260	260	219	94	201	260
Professional fees	64	114	45	21	43	57
Other	97	154	62	19	60	82
Total Expenses	24,231	44,806	12,921	3,105	9,990	16,961
Less:						
Expenses in excess of limit	(200)	(200)	(176)	(39)	(78)	(300)
Total Net Expenses	24,031	44,606	12,745	3,066	9,912	16,661
Net Investment Income (Loss)	(11,825)	(20,771)	(9,250)	126	3,104	343
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	319,677	260,607	122,767	17,650	91,711	190,272
Investments in affiliated securities	—	20,570	—	—	—	—
Written options	(2,162)	1,372	—	—	(1,622)	—
Swap agreements	—	—	4,370	—	—	—
Foreign currency exchange transactions	1	(194)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	42,685	906,922	58,652	56,090	60,582	176,479
Investments in affiliated securities	—	(134,050)	—	—	—	—
Written options	103	—	—	—	35	—
Swap agreements	—	—	271	—	—	—
Foreign currency exchange transactions	—	(109)	—	—	—	—
Net Realized and Unrealized Gain	360,304	1,055,118	186,060	73,740	150,706	366,751
Net Increase in Net Assets Resulting from Operations	$348,479	$1,034,347	$176,810	$73,866	$153,810	$367,094

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund		Asset Strategy Fund[1]		Continental Income Fund	
	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,216	$ 8,725	$ 28,197	$ 39,718	$ 8,286	$ 8,468
Net realized gain on investments	240,367	121,906	860,118	425,612	43,915	65,111
Net change in unrealized appreciation (depreciation)	66,268	47,685	(282,250)	(9,912)	142,739	16,635
Net Increase in Net Assets Resulting from Operations	**308,851**	**178,316**	**606,065**	**455,418**	**194,940**	**90,214**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,058)	(5,930)	(13,675)	(61,809)	(7,833)	(8,212)
Class B	—	(1)	—	(538)	—	(17)
Class C	—	(7)	—	(764)	—	(35)
Class Y	(19)	(24)	(495)	(2,431)	(62)	(73)
Net realized gains:						
Class A	(562)	—	(140,403)	—	(50,969)	(29,299)
Class B	(3)	—	(2,328)	—	(274)	(255)
Class C	(3)	—	(3,124)	—	(644)	(373)
Class Y	(2)	—	(3,058)	—	(291)	(212)
Total Distributions to Shareholders	**(3,647)**	**(5,962)**	**(163,083)**	**(65,542)**	**(60,073)**	**(38,476)**
Capital Share Transactions	**(100,190)**	**(129,765)**	**100,228**	**(123,809)**	**332,660**	**157,158**
Net Increase in Net Assets	**205,014**	**42,589**	**543,210**	**266,067**	**467,527**	**208,896**
Net Assets, Beginning of Period	1,139,445	1,096,856	3,110,771	2,844,704	862,335	653,439
Net Assets, End of Period	**$1,344,459**	**$1,139,445**	**$3,653,981**	**$3,110,771**	**$1,329,862**	**$862,335**
Undistributed net investment income	$ 1,977	$ 1,908	$ 29,450	$ 10,904	$ 1,091	$ 690

(1) Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Core Investment Fund		Dividend Opportunities Fund		Energy Fund	
	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 15,411	$ 17,769	$ 7,225	$ 9,630	$ (1,403)	$ (1,344)
Net realized gain on investments	486,520	426,693	127,555	55,927	31,584	4,610
Net change in unrealized appreciation	451,958	113,432	18,136	51,537	50,723	38,112
Net Increase in Net Assets Resulting from Operations	953,889	557,894	152,916	117,094	80,904	41,378
Distributions to Shareholders From:						
Net investment income:						
Class A	(14,950)	(13,118)	(6,233)	(8,943)	—	—
Class B	—	—	(8)	(33)	—	—
Class C	—	—	(22)	(64)	—	—
Class Y	(558)	(440)	(22)	(160)	—	—
Net realized gains:						
Class A	(514,572)	(179,972)	(36,784)	—	—	—
Class B	(2,338)	(1,057)	(364)	—	—	—
Class C	(2,926)	(994)	(532)	—	—	—
Class Y	(11,681)	(3,650)	(95)	—	—	—
Total Distributions to Shareholders	(547,025)	(199,231)	(44,060)	(9,200)	—	—
Capital Share Transactions	544,228	159,420	(97,063)	(121,761)	12,348	(18,283)
Net Increase (Decrease) in Net Assets	951,092	518,083	11,793	(13,867)	93,252	23,095
Net Assets, Beginning of Period	3,468,659	2,950,576	703,520	717,387	216,214	193,119
Net Assets, End of Period	$4,419,751	$3,468,659	$715,313	$ 703,520	$309,466	$216,214
Undistributed (distributions in excess of) net investment income	$ 6,260	$ 6,357	$ 3,324	$ 1,910	$ (398)	$ (185)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	International Growth Fund		New Concepts Fund		Science and Technology Fund	
	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,962	$ 4,721	$ (11,825)	$ (9,013)	$ (20,771)	$ (16,905)
Net realized gain on investments	54,847	23,861	317,516	146,058	282,355	276,820
Net change in unrealized appreciation	69,878	36,509	42,788	128,278	772,763	451,916
Net Increase in Net Assets Resulting from Operations	**128,687**	**65,091**	**348,479**	**265,323**	**1,034,347**	**711,831**
Distributions to Shareholders From:						
Net investment income:						
Class A	(7,814)	(745)	—	—	—	—
Class B	—*	—	—	—	—	—
Class C	(6)	—	—	—	—	—
Class Y	(1,152)	(396)	—	—	—	—
Net realized gains:						
Class A	—	—	(161,258)	(54,878)	(279,924)	(46,472)
Class B	—	—	(1,290)	(591)	(2,680)	(568)
Class C	—	—	(1,440)	(508)	(2,193)	(340)
Class Y	—	—	(7,690)	(2,475)	(9,648)	(1,552)
Total Distributions to Shareholders	**(8,972)**	**(1,141)**	**(171,678)**	**(58,452)**	**(294,445)**	**(48,932)**
Capital Share Transactions	**(7,790)**	**(18,378)**	**112,582**	**(16,570)**	**276,449**	**(45,135)**
Net Increase in Net Assets	**111,925**	**45,572**	**289,383**	**190,301**	**1,016,351**	**617,764**
Net Assets, Beginning of Period	523,162	477,590	1,578,165	1,387,864	2,901,071	2,283,307
Net Assets, End of Period	**$635,087**	**$523,162**	**$1,867,548**	**$1,578,165**	**$3,917,422**	**$2,901,071**
Undistributed (distributions in excess of) net investment income	$ (1,889)	$ 3,385	$ (8,344)	$ (6,988)	$ (10,227)	$ (8,563)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Fund		Tax-Managed Equity Fund	
	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (9,250)	$ (7,281)	$ 126	$ 905
Net realized gain on investments	127,137	75,715	17,650	16,833
Net change in unrealized appreciation	58,923	73,085	56,090	13,892
Net Increase in Net Assets Resulting from Operations	176,810	141,519	73,866	31,630
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	(66)	(777)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Net realized gains:				
Class A	(112,070)	(32,824)	(23,154)	(5,459)
Class B	(1,668)	(651)	(65)	(22)
Class C	(1,706)	(533)	(353)	(85)
Class Y	(2,296)	(1,426)	N/A	N/A
Total Distributions to Shareholders	(117,740)	(35,434)	(23,638)	(6,343)
Capital Share Transactions	53,127	(13,307)	22,863	5,416
Net Increase in Net Assets	112,197	92,778	73,091	30,703
Net Assets, Beginning of Period	795,833	703,055	237,162	206,459
Net Assets, End of Period	$ 908,030	$795,833	$310,253	$237,162
Undistributed (distributions in excess of) net investment income	$ (2,999)	$ (2,054)	$ 39	$ (21)

See Accompanying Notes to Financial Statements.

(In thousands)	Value Fund		Vanguard Fund	
	Year ended 6-30-14	Year ended 6-30-13	Year ended 6-30-14	Year ended 6-30-13
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 3,104	$ 4,440	$ 343	$ 3,427
Net realized gain on investments	90,089	26,719	190,272	183,100
Net change in unrealized appreciation (depreciation)	60,617	109,624	176,479	(12,127)
Net Increase in Net Assets Resulting from Operations	153,810	140,783	367,094	174,400
Distributions to Shareholders From:				
Net investment income:				
Class A	(1,925)	(5,788)	(119)	(2,020)
Class B	—	(7)	—	—
Class C	—	(16)	—	—
Class Y	(58)	(116)	(118)	(211)
Net realized gains:				
Class A	(38,392)	—	(206,550)	(55,379)
Class B	(247)	—	(1,299)	(400)
Class C	(339)	—	(1,162)	(303)
Class Y	(491)	—	(12,031)	(2,794)
Total Distributions to Shareholders	(41,452)	(5,927)	(221,279)	(61,107)
Capital Share Transactions	110,457	43,346	(49,035)	(105,330)
Net Increase in Net Assets	222,815	178,202	96,780	7,963
Net Assets, Beginning of Period	666,179	487,977	1,365,578	1,357,615
Net Assets, End of Period	$888,994	$666,179	$1,462,358	$1,365,578
Undistributed (distributions in excess of) net investment income	$ 9,766	$ 5,298	$ (613)	$ (719)

See Accompanying Notes to Financial Statements.

(In thousands)

Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 606,065
Adjustments to reconcile net increase in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(2,332,313)
Proceeds from sales of long-term investment securities	2,943,730
Proceeds from sales of bullion, net	39,234
Proceeds from sales of options, net	27,314
Payments received from payment in kind securities	(9,312)
Purchases of short-term portfolio investment securities, net	(650,501)
Return of capital distributions received	9,954
Decrease in restricted cash	3,927
Decrease in investment securities sold receivable	49,599
Decrease in dividends and interest receivable	230
Decrease in prepaid and other assets	1
Decrease in investment securities purchased payable	(45,426)
Increase in Trustees and Chief Compliance Officer fees payable	84
Decrease in distribution and service fee payable	(43)
Increase in shareholder servicing fee payable	7
Decrease in investment management fees payable	(101)
Decrease in variation margin payable	(1,584)
Decrease in other liabilities	(436)
Net change in unrealized depreciation on investments	284,187
Net change in unrealized appreciation on written options	(1,005)
Net change in unrealized appreciation on swap agreements	(5,088)
Net change in unrealized depreciation on forward foreign currency contracts	6,197
Net change in unrealized appreciation on foreign currency exchange transactions	(182)
Net realized gain on investments and written options	(874,474)
Net cash provided by operating activities	$ 50,064
Cash flows used for financing activities:	
Proceeds from the sale of shares	712,945
Payment on shares redeemed	(773,597)
Cash dividend paid	(2,298)
Net cash used for financing activities	$ (62,950)
Net decrease in cash and foreign currency	**(12,886)**
Cash and foreign currency, at beginning of period	**19,922**
Cash and foreign currency, at end of period	**$ 7,036**
Supplemental disclosure of cash flow information:	
Reinvestment of dividends	$ 160,786

See Accompanying Notes to Financial Statements.

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Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$9.18	$ 0.02	$ 2.57	$ 2.59	$(0.03)	$—*	$(0.03)
Year ended 6-30-2013	7.87	0.07	1.29	1.36	(0.05)	—	(0.05)
Year ended 6-30-2012	7.90	(0.01)	(0.02)	(0.03)	—*	—	—*
Year ended 6-30-2011	5.93	0.00	1.98	1.98	(0.01)	—	(0.01)
Year ended 6-30-2010	5.43	0.03	0.50	0.53	(0.03)	—	(0.03)
Class B Shares[4]							
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Year ended 6-30-2013	7.10	(0.04)	1.16	1.12	—*	—	—*
Year ended 6-30-2012	7.22	(0.10)	(0.02)	(0.12)	—	—	—
Year ended 6-30-2011	5.47	(0.08)	1.83	1.75	—	—	—
Year ended 6-30-2010	5.05	(0.05)	0.47	0.42	—	—	—
Class C Shares							
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Year ended 6-30-2013	7.19	(0.02)	1.18	1.16	(0.01)	—	(0.01)
Year ended 6-30-2012	7.29	(0.08)	(0.02)	(0.10)	—	—	—
Year ended 6-30-2011	5.52	(0.07)	1.84	1.77	—	—	—
Year ended 6-30-2010	5.09	(0.04)	0.47	0.43	—	—	—
Class Y Shares							
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Year ended 6-30-2013	7.90	0.09	1.30	1.39	(0.06)	—	(0.06)
Year ended 6-30-2012	7.92	0.02	(0.03)	(0.01)	(0.01)	—	(0.01)
Year ended 6-30-2011	5.94	0.03	1.98	2.01	(0.03)	—	(0.03)
Year ended 6-30-2010	5.44	0.04	0.50	0.54	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$11.74	28.26%	$1,329	1.10%	0.19%	1.15%	0.14%	104%
Year ended 6-30-2013	9.18	17.31	1,125	1.15	0.79	1.20	0.74	87
Year ended 6-30-2012	7.87	-0.35	1,080	1.17	-0.09	1.22	-0.14	58
Year ended 6-30-2011	7.90	33.44	1,246	1.16	0.05	1.21	0.00	42
Year ended 6-30-2010	5.93	9.66	1,035	1.18	0.36	1.23	0.31	51
Class B Shares[4]								
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Year ended 6-30-2013	8.22	15.79	6	2.47	-0.53	2.51	-0.57	87
Year ended 6-30-2012	7.10	-1.66	8	2.46	-1.38	2.49	-1.41	58
Year ended 6-30-2011	7.22	31.99	15	2.34	-1.14	2.37	-1.17	42
Year ended 6-30-2010	5.47	8.32	18	2.36	-0.81	2.39	-0.84	51
Class C Shares								
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Year ended 6-30-2013	8.34	16.16	5	2.18	-0.24	2.21	-0.27	87
Year ended 6-30-2012	7.19	-1.37	5	2.22	-1.13	2.26	-1.17	58
Year ended 6-30-2011	7.29	32.07	7	2.20	-0.99	2.23	-1.02	42
Year ended 6-30-2010	5.52	8.45	7	2.23	-0.68	2.26	-0.71	51
Class Y Shares								
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Year ended 6-30-2013	9.23	17.65	3	0.86	1.09	0.90	1.05	87
Year ended 6-30-2012	7.90	-0.05	4	0.86	0.22	0.90	0.18	58
Year ended 6-30-2011	7.92	33.91	5	0.86	0.35	0.89	0.32	42
Year ended 6-30-2010	5.94	9.87	3	0.87	0.67	0.90	0.64	51

See Accompanying Notes to Financial Statements.

ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$10.21	$ 0.09	$ 1.91	$ 2.00	$(0.05)	$(0.50)	$(0.55)
Year ended 6-30-2013	8.96	0.13	1.34	1.47	(0.22)	—	(0.22)
Year ended 6-30-2012	9.98	0.10	(1.02)	(0.92)	(0.10)	—	(0.10)
Year ended 6-30-2011	7.98	0.07	2.02	2.09	(0.09)	—	(0.09)
Year ended 6-30-2010	7.40	0.06	0.55	0.61	(0.03)	—	(0.03)
Class B Shares[4]							
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Year ended 6-30-2013	8.72	0.03	1.30	1.33	(0.09)	—	(0.09)
Year ended 6-30-2012	9.71	0.00	(0.97)	(0.97)	(0.02)	—	(0.02)
Year ended 6-30-2011	7.77	(0.01)	1.97	1.96	(0.02)	—	(0.02)
Year ended 6-30-2010	7.25	(0.02)	0.54	0.52	—	—	—
Class C Shares							
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Year ended 6-30-2013	8.75	0.05	1.30	1.35	(0.11)	—	(0.11)
Year ended 6-30-2012	9.74	0.02	(0.98)	(0.96)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.79	0.00	1.97	1.97	(0.02)	—	(0.02)
Year ended 6-30-2010	7.27	(0.01)	0.53	0.52	—	—	—
Class Y Shares							
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Year ended 6-30-2013	9.01	0.15	1.35	1.50	(0.26)	—	(0.26)
Year ended 6-30-2012	10.03	0.12	(1.01)	(0.89)	(0.13)	—	(0.13)
Year ended 6-30-2011	8.00	0.10	2.03	2.13	(0.10)	—	(0.10)
Year ended 6-30-2010	7.44	0.09	0.54	0.63	(0.07)	—	(0.07)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$11.66	19.69%	$3,461	1.10%	0.82%	1.10%	0.82%	83%
Year ended 6-30-2013	10.21	16.50	2,933	1.15	1.33	1.16	1.32	50
Year ended 6-30-2012	8.96	-9.16	2,665	1.17	1.06	1.17	1.06	53
Year ended 6-30-2011	9.98	26.27	3,162	1.14	0.77	1.14	0.77	72
Year ended 6-30-2010	7.98	8.23	2,724	1.17	0.71	1.17	0.71	108
Class B Shares[4]								
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Year ended 6-30-2013	9.96	15.29	52	2.14	0.34	2.15	0.33	50
Year ended 6-30-2012	8.72	-9.98	59	2.13	0.04	2.13	0.04	53
Year ended 6-30-2011	9.71	25.22	90	2.05	-0.13	2.05	-0.13	72
Year ended 6-30-2010	7.77	7.17	102	2.06	-0.20	2.06	-0.20	108
Class C Shares								
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Year ended 6-30-2013	9.99	15.48	66	1.97	0.51	1.98	0.50	50
Year ended 6-30-2012	8.75	-9.86	67	1.99	0.21	1.99	0.21	53
Year ended 6-30-2011	9.74	25.36	90	1.95	-0.04	1.95	-0.04	72
Year ended 6-30-2010	7.79	7.15	87	1.98	-0.10	1.98	-0.10	108
Class Y Shares								
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Year ended 6-30-2013	10.25	16.82	60	0.84	1.47	0.85	1.46	50
Year ended 6-30-2012	9.01	-8.82	54	0.85	1.28	0.85	1.28	53
Year ended 6-30-2011	10.03	26.77	71	0.84	1.08	0.84	1.08	72
Year ended 6-30-2010	8.00	8.40	49	0.87	1.01	0.87	1.01	108

See Accompanying Notes to Financial Statements.

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$9.33	$ 0.08	$1.69	$1.77	$(0.07)	$(0.48)	$(0.55)
Year ended 6-30-2013	8.70	0.11	1.04	1.15	(0.11)	(0.41)	(0.52)
Year ended 6-30-2012	8.70	0.10	0.18	0.28	(0.11)	(0.17)	(0.28)
Year ended 6-30-2011	7.23	0.10	1.86	1.96	(0.10)	(0.39)	(0.49)
Year ended 6-30-2010	6.57	0.09	0.65	0.74	(0.08)	—	(0.08)
Class B Shares[4]							
Year ended 6-30-2014	9.27	(0.03)	1.69	1.66	—	(0.47)	(0.47)
Year ended 6-30-2013	8.67	0.01	1.02	1.03	(0.03)	(0.40)	(0.43)
Year ended 6-30-2012	8.68	0.01	0.17	0.18	(0.02)	(0.17)	(0.19)
Year ended 6-30-2011	7.22	0.02	1.85	1.87	(0.02)	(0.39)	(0.41)
Year ended 6-30-2010	6.57	0.00	0.66	0.66	(0.01)	—	(0.01)
Class C Shares							
Year ended 6-30-2014	9.30	(0.01)	1.70	1.69	—	(0.48)	(0.48)
Year ended 6-30-2013	8.68	0.03	1.04	1.07	(0.04)	(0.41)	(0.45)
Year ended 6-30-2012	8.69	0.02	0.17	0.19	(0.03)	(0.17)	(0.20)
Year ended 6-30-2011	7.23	0.03	1.85	1.88	(0.03)	(0.39)	(0.42)
Year ended 6-30-2010	6.57	0.02	0.66	0.68	(0.02)	—	(0.02)
Class Y Shares							
Year ended 6-30-2014	9.33	0.10	1.71	1.81	(0.10)	(0.48)	(0.58)
Year ended 6-30-2013	8.70	0.13	1.04	1.17	(0.13)	(0.41)	(0.54)
Year ended 6-30-2012	8.70	0.13	0.17	0.30	(0.13)	(0.17)	(0.30)
Year ended 6-30-2011	7.23	0.13	1.86	1.99	(0.13)	(0.39)	(0.52)
Year ended 6-30-2010	6.57	0.11	0.65	0.76	(0.10)	—	(0.10)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$10.55	19.49%	$1,302	1.16%	0.75%	1.18%	0.73%	34%
Year ended 6-30-2013	9.33	13.72	840	1.18	1.19	1.20	1.17	49
Year ended 6-30-2012	8.70	3.42	636	1.20	1.18	1.22	1.16	37
Year ended 6-30-2011	8.70	27.65	654	1.21	1.27	1.23	1.25	32
Year ended 6-30-2010	7.23	11.25	552	1.25	1.16	1.27	1.14	68
Class B Shares[4]								
Year ended 6-30-2014	10.46	18.24	5	2.27	-0.35	2.29	-0.37	34
Year ended 6-30-2013	9.27	12.50	6	2.34	0.06	2.36	0.04	49
Year ended 6-30-2012	8.67	2.21	6	2.32	0.06	2.34	0.04	37
Year ended 6-30-2011	8.68	26.25	9	2.27	0.21	2.29	0.19	32
Year ended 6-30-2010	7.22	10.07	9	2.36	0.06	2.38	0.04	68
Class C Shares								
Year ended 6-30-2014	10.51	18.59	16	2.00	-0.08	2.02	-0.10	34
Year ended 6-30-2013	9.30	12.74	10	2.06	0.32	2.08	0.30	49
Year ended 6-30-2012	8.68	2.38	7	2.11	0.28	2.13	0.26	37
Year ended 6-30-2011	8.69	26.37	7	2.14	0.35	2.16	0.33	32
Year ended 6-30-2010	7.23	10.31	5	2.20	0.21	2.22	0.19	68
Class Y Shares								
Year ended 6-30-2014	10.56	19.92	7	0.88	1.04	0.90	1.02	34
Year ended 6-30-2013	9.33	14.04	6	0.89	1.49	0.91	1.47	49
Year ended 6-30-2012	8.70	3.74	4	0.89	1.57	0.91	1.55	37
Year ended 6-30-2011	8.70	28.05	6	0.90	1.59	0.92	1.57	32
Year ended 6-30-2010	7.23	11.59	5	0.92	1.49	0.94	1.47	68

See Accompanying Notes to Financial Statements.

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2014	$7.02	$ 0.03	$1.77	$1.80	$(0.03)	$(1.07)	$—	$(1.10)
Year ended 6-30-2013	6.30	0.04	1.12	1.16	(0.03)	(0.41)	—	(0.44)
Year ended 6-30-2012	6.49	0.02	0.11	0.13	(0.02)	(0.30)	—	(0.32)
Year ended 6-30-2011	4.70	0.02	1.78	1.80	(0.01)	—	—	(0.01)
Year ended 6-30-2010	4.10	0.01	0.61	0.62	(0.02)	—	—*	(0.02)
Class B Shares[4]								
Year ended 6-30-2014	6.23	(0.05)	1.55	1.50	—	(1.02)	—	(1.02)
Year ended 6-30-2013	5.66	(0.04)	1.01	0.97	—	(0.40)	—	(0.40)
Year ended 6-30-2012	5.92	(0.05)	0.09	0.04	—	(0.30)	—	(0.30)
Year ended 6-30-2011	4.33	(0.04)	1.63	1.59	—	—	—	—
Year ended 6-30-2010	3.80	(0.05)	0.58	0.53	—	—	—	—
Class C Shares								
Year ended 6-30-2014	6.33	(0.04)	1.58	1.54	—	(1.04)	—	(1.04)
Year ended 6-30-2013	5.74	(0.03)	1.02	0.99	—	(0.40)	—	(0.40)
Year ended 6-30-2012	5.98	(0.04)	0.10	0.06	—	(0.30)	—	(0.30)
Year ended 6-30-2011	4.37	(0.03)	1.64	1.61	—	—	—	—
Year ended 6-30-2010	3.83	(0.04)	0.58	0.54	—	—	—	—
Class Y Shares								
Year ended 6-30-2014	7.05	0.05	1.78	1.83	(0.05)	(1.07)	—	(1.12)
Year ended 6-30-2013	6.32	0.06	1.13	1.19	(0.05)	(0.41)	—	(0.46)
Year ended 6-30-2012	6.51	0.04	0.10	0.14	(0.03)	(0.30)	—	(0.33)
Year ended 6-30-2011	4.71	0.04	1.79	1.83	(0.03)	—	—	(0.03)
Year ended 6-30-2010	4.10	0.03	0.61	0.64	(0.03)	—	—*	(0.03)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$7.72	27.42%	$4,296	1.04%	0.39%	1.06%	0.37%	52%
Year ended 6-30-2013	7.02	19.22	3,354	1.09	0.56	1.11	0.54	68
Year ended 6-30-2012	6.30	2.68	2,867	1.12	0.32	1.15	0.29	58
Year ended 6-30-2011	6.49	38.39	3,021	1.12	0.35	1.14	0.33	79
Year ended 6-30-2010	4.70	15.04	2,343	1.16	0.18	1.18	0.16	102
Class B Shares[4]								
Year ended 6-30-2014	6.71	25.88	15	2.21	-0.78	2.22	-0.79	52
Year ended 6-30-2013	6.23	17.90	15	2.34	-0.68	2.36	-0.70	68
Year ended 6-30-2012	5.66	1.26	17	2.38	-0.93	2.40	-0.95	58
Year ended 6-30-2011	5.92	36.72	23	2.31	-0.85	2.33	-0.87	79
Year ended 6-30-2010	4.33	13.95	24	2.37	-1.03	2.39	-1.05	102
Class C Shares								
Year ended 6-30-2014	6.83	26.08	22	1.99	-0.56	2.00	-0.57	52
Year ended 6-30-2013	6.33	18.15	17	2.07	-0.41	2.09	-0.43	68
Year ended 6-30-2012	5.74	1.60	14	2.11	-0.67	2.13	-0.69	58
Year ended 6-30-2011	5.98	36.84	16	2.12	-0.64	2.14	-0.66	79
Year ended 6-30-2010	4.37	14.10	12	2.18	-0.85	2.20	-0.87	102
Class Y Shares								
Year ended 6-30-2014	7.76	27.80	87	0.79	0.65	0.80	0.64	52
Year ended 6-30-2013	7.05	19.67	83	0.80	0.85	0.82	0.83	68
Year ended 6-30-2012	6.32	2.82	53	0.82	0.62	0.84	0.60	58
Year ended 6-30-2011	6.51	38.91	35	0.82	0.62	0.84	0.60	79
Year ended 6-30-2010	4.71	15.48	47	0.83	0.54	0.85	0.52	102

See Accompanying Notes to Financial Statements.

DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$17.17	$ 0.20	$ 3.83	$ 4.03	$(0.18)	$(1.04)	$(1.22)
Year ended 6-30-2013	14.85	0.21	2.31	2.52	(0.20)	—	(0.20)
Year ended 6-30-2012	15.44	0.20	(0.65)	(0.45)	(0.14)	—	(0.14)
Year ended 6-30-2011	11.54	0.13	3.91	4.04	(0.14)	—	(0.14)
Year ended 6-30-2010	11.07	0.12	0.47	0.59	(0.12)	—	(0.12)
Class B Shares[3]							
Year ended 6-30-2014	16.88	(0.01)	3.75	3.74	(0.02)	(1.04)	(1.06)
Year ended 6-30-2013	14.64	0.03	2.28	2.31	(0.07)	—	(0.07)
Year ended 6-30-2012	15.25	0.03	(0.60)	(0.57)	(0.04)	—	(0.04)
Year ended 6-30-2011	11.43	(0.02)	3.87	3.85	(0.03)	—	(0.03)
Year ended 6-30-2010	10.97	(0.01)	0.47	0.46	—	—	—
Class C Shares							
Year ended 6-30-2014	16.95	0.04	3.77	3.81	(0.05)	(1.04)	(1.09)
Year ended 6-30-2013	14.69	0.07	2.29	2.36	(0.10)	—	(0.10)
Year ended 6-30-2012	15.29	0.07	(0.62)	(0.55)	(0.05)	—	(0.05)
Year ended 6-30-2011	11.46	0.00	3.88	3.88	(0.05)	—	(0.05)
Year ended 6-30-2010	10.99	0.01	0.47	0.48	(0.01)	—	(0.01)
Class Y Shares							
Year ended 6-30-2014	17.18	0.25	3.83	4.08	(0.23)	(1.04)	(1.27)
Year ended 6-30-2013	14.85	0.28	2.31	2.59	(0.26)	—	(0.26)
Year ended 6-30-2012	15.45	0.26	(0.68)	(0.42)	(0.18)	—	(0.18)
Year ended 6-30-2011	11.54	0.16	3.95	4.11	(0.20)	—	(0.20)
Year ended 6-30-2010	11.08	0.17	0.47	0.64	(0.18)	—	(0.18)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2014	$19.98	24.30%	$698	1.26%	1.05%	47%
Year ended 6-30-2013	17.17	17.11	686	1.29	1.33	36
Year ended 6-30-2012	14.85	-2.55	698	1.32	1.43	43
Year ended 6-30-2011	15.44	35.15	749	1.30	0.91	40
Year ended 6-30-2010	11.54	5.28	553	1.33	0.96	50
Class B Shares[3]						
Year ended 6-30-2014	19.56	22.91	6	2.39	-0.07	47
Year ended 6-30-2013	16.88	15.81	7	2.48	0.17	36
Year ended 6-30-2012	14.64	-3.71	8	2.47	0.24	43
Year ended 6-30-2011	15.25	33.69	14	2.38	-0.16	40
Year ended 6-30-2010	11.43	4.19	13	2.40	-0.08	50
Class C Shares						
Year ended 6-30-2014	19.67	23.20	9	2.11	0.20	47
Year ended 6-30-2013	16.95	16.17	9	2.17	0.46	36
Year ended 6-30-2012	14.69	-3.51	10	2.23	0.49	43
Year ended 6-30-2011	15.29	33.92	13	2.22	-0.01	40
Year ended 6-30-2010	11.46	4.36	11	2.24	0.06	50
Class Y Shares						
Year ended 6-30-2014	19.99	24.68	2	0.95	1.32	47
Year ended 6-30-2013	17.18	17.63	2	0.89	1.71	36
Year ended 6-30-2012	14.85	-2.22	1	0.91	1.84	43
Year ended 6-30-2011	15.45	35.77	2	0.92	1.19	40
Year ended 6-30-2010	11.54	5.63	11	0.92	1.37	50

See Accompanying Notes to Financial Statements.

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$13.72	$(0.09)	$ 5.18	$ 5.09	$—	$—	$—
Year ended 6-30-2013	11.21	(0.08)	2.59	2.51	—	—	—
Year ended 6-30-2012	14.38	(0.08)	(3.09)	(3.17)	—	—	—
Year ended 6-30-2011	9.72	(0.09)	4.75	4.66	—	—	—
Year ended 6-30-2010	8.99	(0.06)	0.79	0.73	—	—	—
Class B Shares[3]							
Year ended 6-30-2014	12.65	(0.25)	4.73	4.48	—	—	—
Year ended 6-30-2013	10.47	(0.22)	2.40	2.18	—	—	—
Year ended 6-30-2012	13.59	(0.22)	(2.90)	(3.12)	—	—	—
Year ended 6-30-2011	9.29	(0.22)	4.52	4.30	—	—	—
Year ended 6-30-2010	8.68	(0.16)	0.77	0.61	—	—	—
Class C Shares							
Year ended 6-30-2014	12.96	(0.21)	4.86	4.65	—	—	—
Year ended 6-30-2013	10.68	(0.18)	2.46	2.28	—	—	—
Year ended 6-30-2012	13.81	(0.18)	(2.95)	(3.13)	—	—	—
Year ended 6-30-2011	9.41	(0.18)	4.58	4.40	—	—	—
Year ended 6-30-2010	8.77	(0.14)	0.78	0.64	—	—	—
Class Y Shares							
Year ended 6-30-2014	14.20	(0.01)	5.36	5.35	—	—	—
Year ended 6-30-2013	11.53	(0.01)	2.68	2.67	—	—	—
Year ended 6-30-2012	14.71	(0.01)	(3.17)	(3.18)	—	—	—
Year ended 6-30-2011	9.89	(0.02)	4.84	4.82	—	—	—
Year ended 6-30-2010	9.09	0.01	0.79	0.80	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2014	$18.81	37.00%	$299	1.57%	-0.54%	43%
Year ended 6-30-2013	13.72	22.48	208	1.66	-0.62	22
Year ended 6-30-2012	11.21	-22.05	185	1.68	-0.67	22
Year ended 6-30-2011	14.38	47.94	258	1.63	-0.69	26
Year ended 6-30-2010	9.72	8.12	178	1.71	-0.53	25
Class B Shares[3]						
Year ended 6-30-2014	17.13	35.41	2	2.78	-1.75	43
Year ended 6-30-2013	12.65	20.82	3	2.93	-1.88	22
Year ended 6-30-2012	10.47	-22.96	3	2.89	-1.89	22
Year ended 6-30-2011	13.59	46.29	5	2.72	-1.78	26
Year ended 6-30-2010	9.29	7.03	5	2.79	-1.61	25
Class C Shares						
Year ended 6-30-2014	17.61	35.77	4	2.42	-1.40	43
Year ended 6-30-2013	12.96	21.44	3	2.52	-1.47	22
Year ended 6-30-2012	10.68	-22.67	3	2.50	-1.50	22
Year ended 6-30-2011	13.81	46.76	6	2.43	-1.49	26
Year ended 6-30-2010	9.41	7.30	5	2.51	-1.34	25
Class Y Shares						
Year ended 6-30-2014	19.55	37.68	4	1.09	-0.06	43
Year ended 6-30-2013	14.20	23.16	2	1.10	-0.06	22
Year ended 6-30-2012	11.53	-21.62	2	1.11	-0.12	22
Year ended 6-30-2011	14.71	48.74	3	1.10	-0.16	26
Year ended 6-30-2010	9.89	8.80	2	1.12	0.07	25

See Accompanying Notes to Financial Statements.

INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$10.51	$ 0.08	$ 2.52	$ 2.60	$(0.18)	$—	$(0.18)
Year ended 6-30-2013	9.24	0.09	1.20	1.29	(0.02)	—	(0.02)
Year ended 6-30-2012	10.26	0.08	(0.95)	(0.87)	(0.15)	—	(0.15)
Year ended 6-30-2011	7.54	0.14	2.64	2.78	(0.06)	—	(0.06)
Year ended 6-30-2010	7.12	0.06	0.45	0.51	(0.09)	—	(0.09)
Class B Shares[4]							
Year ended 6-30-2014	9.60	(0.08)	2.31	2.23	—	—	—
Year ended 6-30-2013	8.54	(0.06)	1.12	1.06	—	—	—
Year ended 6-30-2012	9.51	(0.06)	(0.88)	(0.94)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.03	0.00	2.48	2.48	—	—	—
Year ended 6-30-2010	6.65	(0.04)	0.43	0.39	(0.01)	—	(0.01)
Class C Shares							
Year ended 6-30-2014	9.97	(0.05)	2.40	2.35	(0.04)	—	(0.04)
Year ended 6-30-2013	8.84	(0.02)	1.15	1.13	—	—	—
Year ended 6-30-2012	9.82	(0.02)	(0.90)	(0.92)	(0.06)	—	(0.06)
Year ended 6-30-2011	7.24	0.03	2.55	2.58	—	—	—
Year ended 6-30-2010	6.85	(0.03)	0.44	0.41	(0.02)	—	(0.02)
Class Y Shares							
Year ended 6-30-2014	10.52	0.12	2.53	2.65	(0.22)	—	(0.22)
Year ended 6-30-2013	9.26	0.13	1.21	1.34	(0.08)	—	(0.08)
Year ended 6-30-2012	10.29	0.13	(0.97)	(0.84)	(0.19)	—	(0.19)
Year ended 6-30-2011	7.55	0.18	2.66	2.84	(0.10)	—	(0.10)
Year ended 6-30-2010	7.13	0.11	0.44	0.55	(0.13)	—	(0.13)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$12.93	24.81%	$572	1.42%	0.65%	1.45%	0.62%	49%
Year ended 6-30-2013	10.51	14.04	464	1.46	0.89	1.49	0.86	44
Year ended 6-30-2012	9.24	-8.39	424	1.50	0.83	1.53	0.80	30
Year ended 6-30-2011	10.26	36.98	525	1.48	1.47	1.51	1.44	58
Year ended 6-30-2010	7.54	7.04	431	1.52	0.75	1.55	0.72	88
Class B Shares[4]								
Year ended 6-30-2014	11.83	23.24	2	2.76	-0.77	2.79	-0.80	49
Year ended 6-30-2013	9.60	12.41	2	2.91	-0.63	2.94	-0.66	44
Year ended 6-30-2012	8.54	-9.83	2	2.96	-0.75	2.99	-0.78	30
Year ended 6-30-2011	9.51	35.28	4	2.82	0.02	2.85	-0.01	58
Year ended 6-30-2010	7.03	5.81	5	2.72	-0.56	2.75	-0.59	88
Class C Shares								
Year ended 6-30-2014	12.28	23.59	2	2.49	-0.47	2.52	-0.50	49
Year ended 6-30-2013	9.97	12.78	2	2.52	-0.24	2.55	-0.27	44
Year ended 6-30-2012	8.84	-9.38	2	2.55	-0.27	2.58	-0.30	30
Year ended 6-30-2011	9.82	35.64	3	2.53	0.37	2.56	0.34	58
Year ended 6-30-2010	7.24	5.97	3	2.49	-0.31	2.52	-0.34	88
Class Y Shares								
Year ended 6-30-2014	12.95	25.45	59	1.05	0.97	1.08	0.94	49
Year ended 6-30-2013	10.52	14.46	55	1.05	1.30	1.08	1.27	44
Year ended 6-30-2012	9.26	-8.06	50	1.06	1.38	1.09	1.35	30
Year ended 6-30-2011	10.29	37.73	62	1.06	1.88	1.09	1.85	58
Year ended 6-30-2010	7.55	7.49	46	1.06	1.30	1.09	1.27	88

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$10.93	$(0.08)	$ 2.43	$ 2.35	$—	$(1.22)	$(1.22)
Year ended 6-30-2013	9.53	(0.06)	1.87	1.81	—	(0.41)	(0.41)
Year ended 6-30-2012	12.27	(0.08)	(0.67)	(0.75)	—	(1.99)	(1.99)
Year ended 6-30-2011	8.81	(0.04)	3.91	3.87	—	(0.41)	(0.41)
Year ended 6-30-2010	6.98	(0.03)	1.86	1.83	—	—	—
Class B Shares[4]							
Year ended 6-30-2014	8.65	(0.17)	1.91	1.74	—	(1.17)	(1.17)
Year ended 6-30-2013	7.71	(0.15)	1.50	1.35	—	(0.41)	(0.41)
Year ended 6-30-2012	10.37	(0.16)	(0.59)	(0.75)	—	(1.91)	(1.91)
Year ended 6-30-2011	7.48	(0.13)	3.31	3.18	—	(0.29)	(0.29)
Year ended 6-30-2010	5.99	(0.11)	1.60	1.49	—	—	—
Class C Shares							
Year ended 6-30-2014	8.89	(0.15)	1.95	1.80	—	(1.18)	(1.18)
Year ended 6-30-2013	7.89	(0.13)	1.54	1.41	—	(0.41)	(0.41)
Year ended 6-30-2012	10.55	(0.15)	(0.59)	(0.74)	—	(1.92)	(1.92)
Year ended 6-30-2011	7.61	(0.12)	3.36	3.24	—	(0.30)	(0.30)
Year ended 6-30-2010	6.08	(0.10)	1.63	1.53	—	—	—
Class Y Shares							
Year ended 6-30-2014	11.82	(0.04)	2.63	2.59	—	(1.24)	(1.24)
Year ended 6-30-2013	10.23	(0.02)	2.02	2.00	—	(0.41)	(0.41)
Year ended 6-30-2012	13.01	(0.05)	(0.70)	(0.75)	—	(2.03)	(2.03)
Year ended 6-30-2011	9.33	0.00	4.15	4.15	—	(0.47)	(0.47)
Year ended 6-30-2010	7.36	0.01	1.96	1.97	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$12.06	22.44%	$1,764	1.36%	-0.67%	1.37%	-0.68%	51%
Year ended 6-30-2013	10.93	19.55	1,476	1.41	-0.61	1.42	-0.62	38
Year ended 6-30-2012	9.53	-5.52	1,308	1.43	-0.76	1.45	-0.78	48
Year ended 6-30-2011	12.27	44.44	1,458	1.41	-0.32	1.43	-0.34	55
Year ended 6-30-2010	8.81	26.22	1,040	1.48	-0.33	1.50	-0.35	55
Class B Shares[4]								
Year ended 6-30-2014	9.22	21.04	9	2.50	-1.80	2.51	-1.81	51
Year ended 6-30-2013	8.65	18.30	11	2.62	-1.81	2.63	-1.82	38
Year ended 6-30-2012	7.71	-6.64	13	2.58	-1.91	2.60	-1.93	48
Year ended 6-30-2011	10.37	42.91	21	2.49	-1.39	2.51	-1.41	55
Year ended 6-30-2010	7.48	24.88	19	2.58	-1.43	2.60	-1.45	55
Class C Shares								
Year ended 6-30-2014	9.51	21.31	12	2.27	-1.58	2.28	-1.59	51
Year ended 6-30-2013	8.89	18.52	11	2.35	-1.54	2.37	-1.56	38
Year ended 6-30-2012	7.89	-6.44	11	2.38	-1.71	2.40	-1.73	48
Year ended 6-30-2011	10.55	43.01	13	2.35	-1.27	2.37	-1.29	55
Year ended 6-30-2010	7.61	25.17	9	2.44	-1.29	2.46	-1.31	55
Class Y Shares								
Year ended 6-30-2014	13.17	22.82	83	1.02	-0.32	1.03	-0.33	51
Year ended 6-30-2013	11.82	20.08	80	1.02	-0.22	1.03	-0.23	38
Year ended 6-30-2012	10.23	-5.11	56	1.03	-0.45	1.05	-0.47	48
Year ended 6-30-2011	13.01	45.03	59	1.02	0.03	1.04	0.01	55
Year ended 6-30-2010	9.33	26.77	12	1.04	0.10	1.06	0.08	55

See Accompanying Notes to Financial Statements.

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$13.55	$(0.09)	$4.75	$4.66	$—	$(1.36)	$(1.36)
Year ended 6-30-2013	10.45	(0.08)	3.41	3.33	—	(0.23)	(0.23)
Year ended 6-30-2012	11.06	(0.10)	0.32	0.22	—	(0.83)	(0.83)
Year ended 6-30-2011	8.56	(0.09)	2.80	2.71	—	(0.21)	(0.21)
Year ended 6-30-2010	7.76	(0.05)	0.89	0.84	—	(0.04)	(0.04)
Class B Shares[4]							
Year ended 6-30-2014	10.65	(0.20)	3.69	3.49	—	(1.36)	(1.36)
Year ended 6-30-2013	8.36	(0.17)	2.69	2.52	—	(0.23)	(0.23)
Year ended 6-30-2012	9.03	(0.18)	0.25	0.07	—	(0.74)	(0.74)
Year ended 6-30-2011	7.10	(0.17)	2.31	2.14	—	(0.21)	(0.21)
Year ended 6-30-2010	6.51	(0.13)	0.76	0.63	—	(0.04)	(0.04)
Class C Shares							
Year ended 6-30-2014	10.77	(0.19)	3.73	3.54	—	(1.36)	(1.36)
Year ended 6-30-2013	8.43	(0.16)	2.73	2.57	—	(0.23)	(0.23)
Year ended 6-30-2012	9.10	(0.16)	0.24	0.08	—	(0.75)	(0.75)
Year ended 6-30-2011	7.14	(0.16)	2.33	2.17	—	(0.21)	(0.21)
Year ended 6-30-2010	6.54	(0.12)	0.76	0.64	—	(0.04)	(0.04)
Class Y Shares							
Year ended 6-30-2014	14.76	(0.05)	5.20	5.15	—	(1.36)	(1.36)
Year ended 6-30-2013	11.33	(0.04)	3.70	3.66	—	(0.23)	(0.23)
Year ended 6-30-2012	11.92	(0.07)	0.35	0.28	—	(0.87)	(0.87)
Year ended 6-30-2011	9.18	(0.06)	3.01	2.95	—	(0.21)	(0.21)
Year ended 6-30-2010	8.29	(0.02)	0.95	0.93	—	(0.04)	(0.04)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$16.85	35.51%	$3,736	1.26%	-0.58%	1.26%	-0.58%	41%
Year ended 6-30-2013	13.55	32.42	2,763	1.32	-0.67	1.33	-0.68	50
Year ended 6-30-2012	10.45	3.40	2,169	1.37	-0.99	1.38	-1.00	42
Year ended 6-30-2011	11.06	31.80	2,317	1.35	-0.86	1.36	-0.87	44
Year ended 6-30-2010	8.56	10.79	1,893	1.39	-0.57	1.40	-0.58	46
Class B Shares[4]								
Year ended 6-30-2014	12.78	34.10	23	2.32	-1.66	2.32	-1.66	41
Year ended 6-30-2013	10.65	30.81	23	2.49	-1.84	2.50	-1.85	50
Year ended 6-30-2012	8.36	2.19	23	2.56	-2.17	2.57	-2.18	42
Year ended 6-30-2011	9.03	30.30	32	2.47	-1.97	2.48	-1.98	44
Year ended 6-30-2010	7.10	9.64	34	2.52	-1.69	2.53	-1.70	46
Class C Shares								
Year ended 6-30-2014	12.95	34.20	22	2.19	-1.52	2.19	-1.52	41
Year ended 6-30-2013	10.77	31.15	16	2.31	-1.66	2.32	-1.67	50
Year ended 6-30-2012	8.43	2.31	13	2.38	-1.99	2.39	-2.00	42
Year ended 6-30-2011	9.10	30.55	15	2.35	-1.85	2.36	-1.86	44
Year ended 6-30-2010	7.14	9.74	13	2.40	-1.58	2.41	-1.59	46
Class Y Shares								
Year ended 6-30-2014	18.55	35.93	136	0.99	-0.32	0.99	-0.32	41
Year ended 6-30-2013	14.76	32.81	99	1.01	-0.35	1.02	-0.36	50
Year ended 6-30-2012	11.33	3.71	78	1.03	-0.64	1.04	-0.65	42
Year ended 6-30-2011	11.92	32.28	81	1.02	-0.53	1.03	-0.54	44
Year ended 6-30-2010	9.18	11.19	63	1.04	-0.22	1.05	-0.23	46

See Accompanying Notes to Financial Statements.

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2014	$16.87	$(0.19)	$ 3.85	$ 3.66	$—	$(2.62)	$(2.62)
Year ended 6-30-2013	14.70	(0.15)	3.08	2.93	—	(0.76)	(0.76)
Year ended 6-30-2012	17.19	(0.18)	(0.88)	(1.06)	—	(1.43)	(1.43)
Year ended 6-30-2011	11.87	(0.16)	5.48	5.32	—	—	—
Year ended 6-30-2010	9.26	(0.14)	2.75	2.61	—	—	—
Class B Shares[4]							
Year ended 6-30-2014	14.09	(0.31)	3.16	2.85	—	(2.55)	(2.55)
Year ended 6-30-2013	12.54	(0.28)	2.59	2.31	—	(0.76)	(0.76)
Year ended 6-30-2012	15.08	(0.30)	(0.81)	(1.11)	—	(1.43)	(1.43)
Year ended 6-30-2011	10.53	(0.27)	4.82	4.55	—	—	—
Year ended 6-30-2010	8.29	(0.23)	2.47	2.24	—	—	—
Class C Shares							
Year ended 6-30-2014	14.66	(0.28)	3.29	3.01	—	(2.56)	(2.56)
Year ended 6-30-2013	12.97	(0.24)	2.69	2.45	—	(0.76)	(0.76)
Year ended 6-30-2012	15.49	(0.27)	(0.82)	(1.09)	—	(1.43)	(1.43)
Year ended 6-30-2011	10.79	(0.25)	4.95	4.70	—	—	—
Year ended 6-30-2010	8.48	(0.21)	2.52	2.31	—	—	—
Class Y Shares							
Year ended 6-30-2014	18.30	(0.13)	4.20	4.07	—	(2.66)	(2.66)
Year ended 6-30-2013	15.81	(0.09)	3.34	3.25	—	(0.76)	(0.76)
Year ended 6-30-2012	18.28	(0.12)	(0.92)	(1.04)	—	(1.43)	(1.43)
Year ended 6-30-2011	12.56	(0.08)	5.80	5.72	—	—	—
Year ended 6-30-2010	9.74	(0.08)	2.90	2.82	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$17.91	22.91%	$870	1.43%	-1.04%	1.45%	-1.06%	47%
Year ended 6-30-2013	16.87	21.06	742	1.52	-0.98	1.54	-1.00	40
Year ended 6-30-2012	14.70	-5.14	655	1.54	-1.27	1.56	-1.29	51
Year ended 6-30-2011	17.19	44.82	734	1.52	-1.06	1.54	-1.08	65
Year ended 6-30-2010	11.87	28.19	510	1.62	-1.23	1.64	-1.25	58
Class B Shares[4]								
Year ended 6-30-2014	14.39	21.47	9	2.53	-2.14	2.55	-2.16	47
Year ended 6-30-2013	14.09	19.70	10	2.70	-2.15	2.72	-2.17	40
Year ended 6-30-2012	12.54	-6.26	12	2.70	-2.42	2.72	-2.44	51
Year ended 6-30-2011	15.08	43.21	21	2.58	-2.10	2.60	-2.12	65
Year ended 6-30-2010	10.53	27.02	21	2.68	-2.28	2.70	-2.30	58
Class C Shares								
Year ended 6-30-2014	15.11	21.82	10	2.25	-1.86	2.27	-1.88	47
Year ended 6-30-2013	14.66	20.14	10	2.34	-1.80	2.36	-1.82	40
Year ended 6-30-2012	12.97	-5.95	10	2.37	-2.09	2.39	-2.11	51
Year ended 6-30-2011	15.49	43.56	13	2.33	-1.87	2.35	-1.89	65
Year ended 6-30-2010	10.79	27.24	11	2.45	-2.05	2.47	-2.07	58
Class Y Shares								
Year ended 6-30-2014	19.71	23.39	19	1.04	-0.66	1.06	-0.68	47
Year ended 6-30-2013	18.30	21.62	34	1.05	-0.52	1.07	-0.54	40
Year ended 6-30-2012	15.81	-4.70	26	1.05	-0.77	1.07	-0.79	51
Year ended 6-30-2011	18.28	45.54	28	1.04	-0.53	1.06	-0.55	65
Year ended 6-30-2010	12.56	28.95	195	1.05	-0.66	1.07	-0.68	58

See Accompanying Notes to Financial Statements.

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2014	$14.70	$ 0.01	$4.43	$ 4.44	$(0.01)	$(1.47)	$ —	$(1.48)
Year ended 6-30-2013	13.14	0.06	1.90	1.96	(0.05)	(0.35)	—	(0.40)
Year ended 6-30-2012	13.10	(0.01)	0.05	0.04	—	—	—	—
Year ended 6-30-2011	9.85	0.01	3.26	3.27	(0.02)	—	—	(0.02)
Year ended 6-30-2010	9.32	0.00	0.54	0.54	—*	—	(0.01)	(0.01)
Class B Shares[4]								
Year ended 6-30-2014	13.09	(0.13)	3.92	3.79	—	(1.33)	—	(1.33)
Year ended 6-30-2013	11.82	(0.07)	1.69	1.62	—	(0.35)	—	(0.35)
Year ended 6-30-2012	11.90	(0.12)	0.04	(0.08)	—	—	—	—
Year ended 6-30-2011	9.01	(0.09)	2.98	2.89	—	—	—	—
Year ended 6-30-2010	8.61	(0.08)	0.48	0.40	—	—	—	—
Class C Shares								
Year ended 6-30-2014	13.08	(0.12)	3.94	3.82	—	(1.36)	—	(1.36)
Year ended 6-30-2013	11.80	(0.06)	1.69	1.63	—	(0.35)	—	(0.35)
Year ended 6-30-2012	11.87	(0.11)	0.04	(0.07)	—	—	—	—
Year ended 6-30-2011	8.99	(0.09)	2.97	2.88	—	—	—	—
Year ended 6-30-2010	8.58	(0.08)	0.49	0.41	—	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$17.66	31.22%	$305	1.08%	0.06%	1.09%	0.05%	30%
Year ended 6-30-2013	14.70	15.26	233	1.12	0.42	1.14	0.40	42
Year ended 6-30-2012	13.14	0.31	203	1.14	-0.06	1.15	-0.07	37
Year ended 6-30-2011	13.10	33.22	195	1.14	0.08	1.15	0.07	43
Year ended 6-30-2010	9.85	5.78	133	1.18	0.06	1.19	0.05	33
Class B Shares[4]								
Year ended 6-30-2014	15.55	29.98	1	2.06	-0.92	—	—	30
Year ended 6-30-2013	13.09	14.02	1	2.16	-0.60	—	—	42
Year ended 6-30-2012	11.82	-0.67	1	2.14	-1.06	—	—	37
Year ended 6-30-2011	11.90	32.08	1	2.07	-0.83	—	—	43
Year ended 6-30-2010	9.01	4.65	2	2.11	-0.87	—	—	33
Class C Shares								
Year ended 6-30-2014	15.54	30.09	4	1.95	-0.81	—	—	30
Year ended 6-30-2013	13.08	14.21	3	2.03	-0.49	—	—	42
Year ended 6-30-2012	11.80	-0.59	3	2.06	-0.98	—	—	37
Year ended 6-30-2011	11.87	32.04	4	2.05	-0.82	—	—	43
Year ended 6-30-2010	8.99	4.78	3	2.08	-0.83	—	—	33

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2014	$15.14	$ 0.07	$ 3.13	$ 3.20	$(0.04)	$(0.85)	$ —	$(0.89)
Year ended 6-30-2013	11.91	0.11	3.27	3.38	(0.15)	—	—	(0.15)
Year ended 6-30-2012	12.55	0.11	(0.64)	(0.53)	(0.11)	—	—	(0.11)
Year ended 6-30-2011	9.82	0.02	2.71	2.73	—	—	—	—
Year ended 6-30-2010	8.27	0.04	1.59	1.63	(0.07)	—	(0.01)	(0.08)
Class B Shares[4]								
Year ended 6-30-2014	14.40	(0.12)	2.98	2.86	—	(0.78)	—	(0.78)
Year ended 6-30-2013	11.35	(0.05)	3.11	3.06	(0.01)	—	—	(0.01)
Year ended 6-30-2012	12.01	(0.02)	(0.62)	(0.64)	(0.02)	—	—	(0.02)
Year ended 6-30-2011	9.49	(0.11)	2.63	2.52	—	—	—	—
Year ended 6-30-2010	8.02	(0.07)	1.54	1.47	—*	—	—*	—*
Class C Shares								
Year ended 6-30-2014	14.59	(0.08)	3.02	2.94	—	(0.80)	—	(0.80)
Year ended 6-30-2013	11.48	(0.01)	3.16	3.15	(0.04)	—	—	(0.04)
Year ended 6-30-2012	12.13	0.01	(0.63)	(0.62)	(0.03)	—	—	(0.03)
Year ended 6-30-2011	9.57	(0.09)	2.65	2.56	—	—	—	—
Year ended 6-30-2010	8.08	(0.05)	1.55	1.50	(0.01)	—	—*	(0.01)
Class Y Shares								
Year ended 6-30-2014	15.21	0.12	3.14	3.26	(0.10)	(0.84)	—	(0.94)
Year ended 6-30-2013	11.96	0.17	3.28	3.45	(0.20)	—	—	(0.20)
Year ended 6-30-2012	12.64	0.17	(0.66)	(0.49)	(0.19)	—	—	(0.19)
Year ended 6-30-2011	9.83	0.04	2.77	2.81	—	—	—	—
Year ended 6-30-2010	8.28	0.09	1.59	1.68	(0.12)	—	(0.01)	(0.13)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$17.45	21.77%	$867	1.25%	0.41%	1.26%	0.40%	72%
Year ended 6-30-2013	15.14	28.58	646	1.32	0.80	1.33	0.79	62
Year ended 6-30-2012	11.91	-4.12	473	1.39	0.98	1.40	0.97	70
Year ended 6-30-2011	12.55	27.80	474	1.37	0.16	1.38	0.15	48
Year ended 6-30-2010	9.82	19.70	324	1.43	0.36	1.44	0.35	58
Class B Shares[4]								
Year ended 6-30-2014	16.48	20.37	4	2.40	-0.75	2.41	-0.76	72
Year ended 6-30-2013	14.40	27.12	5	2.54	-0.38	2.55	-0.39	62
Year ended 6-30-2012	11.35	-5.34	6	2.60	-0.23	2.61	-0.24	70
Year ended 6-30-2011	12.01	26.55	11	2.48	-0.98	2.49	-0.99	48
Year ended 6-30-2010	9.49	18.38	13	2.50	-0.68	2.51	-0.69	58
Class C Shares								
Year ended 6-30-2014	16.73	20.76	7	2.13	-0.48	2.14	-0.49	72
Year ended 6-30-2013	14.59	27.46	6	2.23	-0.10	2.24	-0.11	62
Year ended 6-30-2012	11.48	-5.09	6	2.32	0.06	2.33	0.05	70
Year ended 6-30-2011	12.13	26.75	9	2.29	-0.78	2.30	-0.79	48
Year ended 6-30-2010	9.57	18.55	9	2.35	-0.55	2.36	-0.56	58
Class Y Shares								
Year ended 6-30-2014	17.53	22.17	11	0.90	0.75	0.91	0.74	72
Year ended 6-30-2013	15.21	29.19	9	0.91	1.26	0.92	1.25	62
Year ended 6-30-2012	11.96	-3.75	3	0.93	1.44	0.94	1.43	70
Year ended 6-30-2011	12.64	28.59	3	0.92	0.34	0.93	0.33	48
Year ended 6-30-2010	9.83	20.28	26	0.93	0.87	0.94	0.86	58

See Accompanying Notes to Financial Statements.

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2014	$9.50	$ 0.00*	$2.62	$2.62	$ —*	$(1.73)	$ —	$(1.73)
Year ended 6-30-2013	8.78	0.02	1.10	1.12	(0.01)	(0.39)	—	(0.40)
Year ended 6-30-2012	8.57	(0.01)	0.22	0.21	—	—	—	—
Year ended 6-30-2011	6.49	(0.01)	2.10	2.09	(0.01)	—	—	(0.01)
Year ended 6-30-2010	6.03	0.00	0.48	0.48	(0.01)	—	(0.01)	(0.02)
Class B Shares[4]								
Year ended 6-30-2014	7.81	(0.10)	2.13	2.03	—	(1.69)	—	(1.69)
Year ended 6-30-2013	7.37	(0.08)	0.91	0.83	—	(0.39)	—	(0.39)
Year ended 6-30-2012	7.28	(0.10)	0.19	0.09	—	—	—	—
Year ended 6-30-2011	5.58	(0.08)	1.78	1.70	—	—	—	—
Year ended 6-30-2010	5.23	(0.07)	0.42	0.35	—	—	—	—
Class C Shares								
Year ended 6-30-2014	7.93	(0.08)	2.15	2.07	—	(1.69)	—	(1.69)
Year ended 6-30-2013	7.45	(0.06)	0.93	0.87	—	(0.39)	—	(0.39)
Year ended 6-30-2012	7.35	(0.09)	0.19	0.10	—	—	—	—
Year ended 6-30-2011	5.63	(0.08)	1.80	1.72	—	—	—	—
Year ended 6-30-2010	5.27	(0.06)	0.42	0.36	—	—	—	—
Class Y Shares								
Year ended 6-30-2014	9.91	0.03	2.75	2.78	(0.02)	(1.73)	—	(1.75)
Year ended 6-30-2013	9.13	0.05	1.15	1.20	(0.03)	(0.39)	—	(0.42)
Year ended 6-30-2012	8.88	0.02	0.23	0.25	—	—	—	—
Year ended 6-30-2011	6.71	0.02	2.17	2.19	(0.02)	—	—	(0.02)
Year ended 6-30-2010	6.23	0.02	0.51	0.53	(0.04)	—	(0.01)	(0.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2014	$10.39	29.25%	$1,364	1.17%	0.02%	1.19%	0.00%	43%
Year ended 6-30-2013	9.50	13.29	1,273	1.21	0.24	1.23	0.22	78
Year ended 6-30-2012	8.78	2.45	1,260	1.22	-0.13	1.24	-0.15	46
Year ended 6-30-2011	8.57	32.12	1,289	1.23	-0.09	1.25	-0.11	87
Year ended 6-30-2010	6.49	8.00	1,015	1.26	0.07	1.29	0.04	68
Class B Shares[4]								
Year ended 6-30-2014	8.15	27.74	6	2.37	-1.19	2.39	-1.21	43
Year ended 6-30-2013	7.81	11.78	7	2.50	-1.06	2.52	-1.08	78
Year ended 6-30-2012	7.37	1.24	9	2.50	-1.40	2.52	-1.42	46
Year ended 6-30-2011	7.28	30.47	14	2.43	-1.27	2.45	-1.29	87
Year ended 6-30-2010	5.58	6.69	15	2.46	-1.12	2.49	-1.15	68
Class C Shares								
Year ended 6-30-2014	8.31	27.91	6	2.16	-0.98	2.18	-1.00	43
Year ended 6-30-2013	7.93	12.20	6	2.26	-0.81	2.28	-0.83	78
Year ended 6-30-2012	7.45	1.36	6	2.31	-1.22	2.33	-1.24	46
Year ended 6-30-2011	7.35	30.55	7	2.32	-1.17	2.34	-1.19	87
Year ended 6-30-2010	5.63	6.83	7	2.37	-1.03	2.40	-1.06	68
Class Y Shares								
Year ended 6-30-2014	10.94	29.65	86	0.86	0.33	0.88	0.31	43
Year ended 6-30-2013	9.91	13.64	80	0.86	0.57	0.88	0.55	78
Year ended 6-30-2012	9.13	2.82	83	0.86	0.20	0.88	0.18	46
Year ended 6-30-2011	8.88	32.59	98	0.86	0.25	0.88	0.23	87
Year ended 6-30-2010	6.71	8.48	49	0.87	0.49	0.90	0.46	68

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a "Fund") are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Tax-Managed Equity Fund, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Effective January 1, 2014, the Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended June 30, 2014, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous.

The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Fund may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of June 30, 2014:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Accumulative Fund							
Investments in unaffiliated securities at value* ..	$10,827	$—	$10,827	$(5,952)	$(3,831)	$ (848)	$ 196
Asset Strategy Fund							
Investments in unaffiliated securities at value* ..	$ 3,475	$—	$ 3,475	$ (195)	$(1,472)	$(1,621)	$ 187
Unrealized appreciation on swap agreements ...	5,839	—	5,839	(121)	(4,021)	(497)	1,200
Total.................................	$ 9,314	$—	$ 9,314	$ (316)	$(5,493)	$(2,118)	$1,387
New Concepts Fund							
Investments in unaffiliated securities at value* ..	$ 1,239	$—	$ 1,239	$ (28)	$ —	$ (684)	$ 527

Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Accumulative Fund							
Written options at value	$7,951	$—	$7,951	$(5,952)	$ —	$—	$1,999
Asset Strategy Fund							
Unrealized depreciation on forward foreign currency contracts	$ 670	$—	$ 670	$ —	$ —	$—	$ 670
Unrealized depreciation on swap agreements . . .	751	—	751	(121)	(630)	—	—
Written options at value	195	—	195	(195)	—	—	—
Total	$1,616	$—	$1,616	$ (316)	$(630)	$—	$ 670
International Growth Fund							
Unrealized depreciation on forward foreign currency contracts	$ 118	$—	$ 118	$ —	$ —	$—	$ 118
New Concepts Fund							
Written options at value	$ 28	$—	$ 28	$ (28)	$ —	$—	$ —
Value Fund							
Written options at value	$ 320	$—	$ 320	$ —	$(320)	$—	$ —

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2014:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity	Investments in unaffiliated securities at value*	$10,865	Written options at value	$7,951
Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	4,167	Written options at value	195
	Equity	Unrealized appreciation on swap agreements	5,839	Unrealized depreciation on swap agreements	751
	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	670
International Growth Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	118
New Concepts Fund	Equity	Investments in unaffiliated securities at value*	1,303	Written options at value	28
Value Fund	Equity		—	Written options at value	469

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended June 30, 2014:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$(6,488)	$ —	$ —	$ 7,937	$ —	$ 1,449
Asset Strategy Fund	Commodity	(153)	—	(22,423)	(122)	—	(22,698)
	Equity	(276)	4,019	(14,196)	19,312	—	8,859
	Foreign currency	—	—	—	—	18,143	18,143
International Growth Fund	Foreign currency	—	—	—	—	110	110
New Concepts Fund	Equity	(6,165)	—	—	(2,162)	—	(8,327)
Science and Technology Fund	Equity	5,876	—	—	1,372	—	7,248
Small Cap Fund	Equity	—	4,370	—	—	—	4,370
Value Fund	Equity	—	—	—	(1,622)	—	(1,622)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended June 30, 2014:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ 4,520	$ —	$ —	$4,833	$ —	$ 9,353
Asset Strategy Fund	Commodity	—	—	1,859	—	—	1,859
	Equity	1,412	5,088	—	1,005	—	7,505
	Foreign currency	—	—	—	—	(6,197)	(6,197)
International Growth Fund	Foreign currency	—	—	—	—	(5,080)	(5,080)
New Concepts Fund	Equity	(2,774)	—	—	103	—	(2,671)
Small Cap Fund	Equity	—	271	—	—	—	271
Value Fund	Equity	—	—	—	35	—	35

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended June 30, 2014, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Accumulative Fund	$ —	$ —	$ —	$ —	$ —	$3,309	$3,468
Asset Strategy Fund	361,687	360,415	15,087	72,723	40,590	6,509	2,605
International Growth Fund	67,237	66,969	—	—	—	—	—
New Concepts Fund	—	—	—	—	—	399	170
Science and Technology Fund	—	—	—	—	—	991	221
Small Cap Fund	—	—	—	—	26	—	—
Value Fund	—	—	—	—	—	—	1,554

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Accumulative Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and generating additional income from written option premiums. To achieve these objectives, the Fund utilized options, both written and purchased, on individual equity securities and domestic equity indices.

Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

International Growth Fund. The Fund's objective in using derivatives during the period included managing the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

New Concepts Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

Small Cap Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on domestic equity indices.

Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 6-30-13	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-14
Accumulative Fund						
Number of Contracts	78	95,971	(52,635)	(4,100)	(8,391)	30,923
Premium Received	$1,103	$ 38,032	$ (24,196)	$ (520)	$ (1,636)	$12,783
Asset Strategy Fund						
Number of Contracts	8,451	1,596,973	(1,529,473)	(1,948)	(61,988)	12,015
Premium Received	$5,681	$ 28,804	$ (20,123)	$ (120)	$(13,732)	$ 510
New Concepts Fund						
Number of Contracts	3,256	43,746	(3,620)	(17,500)	(24,764)	1,118
Premium Received	$ 554	$ 3,052	$ (730)	$ (1,380)	$ (1,345)	$ 151
Science and Technology Fund						
Number of Contracts	—	41,169	(35,717)	—	(5,452)	—
Premium Received	$ —	$ 4,499	$ (3,816)	$ —	$ (683)	$ —
Value Fund						
Number of Contracts	5,263	44,300	(13,926)	(9,497)	(21,017)	5,123
Premium Received	$ 566	$ 6,571	$ (2,494)	$ (2,438)	$ (1,696)	$ 509

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY FUND

WRA ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Asset Strategy Fund (referred to as "the Fund" in this subsection). WRA ASF III (SBP), LLC and WRA ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2014 of each Subsidiary and Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
WRA ASF II, Ltd.	1-31-13	4-10-13	$3,653,981	$232,485	6.36%
WRA ASF III (SBP), LLC	4-9-13	4-23-13	3,653,981	92,966	2.54
WRA ASF, LLC	12-10-12	12-18-12	3,653,981	41,844	1.15

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.700	0.650	0.600	0.550	0.550	0.550
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760
International Growth Fund	0.850	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 13), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.690	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
International Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended June 30, 2014, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Accumulative Fund	$ 405	$ 3	$ 3	$ —*	$ 238
Asset Strategy Fund	4,105	12	35	5	2,532
Continental Income Fund	1,296	2	2	2	860
Core Investment Fund	2,764	6	10	3	1,680
Dividend Opportunities Fund	411	1	3	1	257
Energy Fund	287	—*	2	—*	183
International Growth Fund	213	2	1	—*	122
New Concepts Fund	1,255	1	6	1	794
Science and Technology Fund	2,821	2	11	4	1,734
Small Cap Fund	740	1	5	1	473
Tax-Managed Equity Fund	175	—*	—*	—*	122
Value Fund	433	1	3	1	283
Vanguard Fund	540	1	4	—*	314

(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). During the year ended June 30, 2014, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$ 426
Asset Strategy Fund	100
Continental Income Fund	197
Core Investment Fund	600
International Growth Fund	176
New Concepts Fund	200
Science and Technology Fund	200
Small Cap Fund	176
Value Fund	78
Vanguard Fund	300

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended June 30, 2014, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$ 198
Core Investment Fund	39
Tax-Managed Equity Fund	39

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2014 follows:

	6-30-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-14 Share Balance	6-30-14 Value
Asset Strategy Fund							
Media Group Holdings LLC[1]	43	$ —	$ —	$ —	$ —	43	$92,958

	6-30-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-14 Share Balance	6-30-14 Value
Science and Technology Fund							
ACI Worldwide, Inc.[1][2]	2,010	$ —	$ 5,605	$ 6,565	$ —	N/A	N/A
Acxiom Corp.[1]	4,383	—	—	—	—	4,383	95,077
Aspen Technology, Inc.[1][2]	5,354	—	9,542	26,890	—	N/A	N/A
BioAmber, Inc.[1]	1,423	167	—	—	—	1,462	14,545
BioAmber, Inc., Expires 5-9-17	1,423	—	—	—	—	1,423	3,578
ESCO Technologies, Inc. [2]	1,699	—	68,483	(13,435)	424	N/A	N/A
Euronet Worldwide, Inc.[1][2]	2,539	2,185	1,401	550	—	N/A	N/A
iGATE Corp.[1]	3,003	—	—	—	—	3,003	109,280
Marrone Bio Innovations, Inc.[1]	N/A	19,672	—	—	—	1,828	21,236
Photronics, Inc.[1]	3,064	2,841	—	—	—	3,419	29,404
Silver Spring Networks, Inc.[1]	N/A	57,354	—	—	—	3,624	48,302
WNS (Holdings) Ltd. ADR[1]	3,131	16,723	—	—	—	3,921	75,210
				$ 20,570	$ 424		$396,632

(1) No dividends were paid during the preceding 12 months.
(2) No longer affiliated as of June 30, 2014.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2014, were as follows:

	Purchases U.S. Government	Purchases Other Issuers	Sales U.S. Government	Sales Other Issuers
Accumulative Fund	$ —	$1,230,417	$ —	$1,525,506
Asset Strategy Fund	—	2,332,313	19	2,943,730
Continental Income Fund	16,939	636,745	29,696	338,208
Core Investment Fund	—	2,029,874	—	2,046,684
Dividend Opportunities Fund	—	320,552	—	436,274
Energy Fund	—	112,955	—	104,944
International Growth Fund	—	302,814	—	270,159
New Concepts Fund	—	873,317	—	949,365
Science and Technology Fund	—	1,437,062	—	1,409,067
Small Cap Fund	—	408,047	—	463,295
Tax-Managed Equity Fund	—	81,156	—	86,887
Value Fund	—	624,013	—	540,480
Vanguard Fund	—	612,139	—	867,037

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund Year ended 6-30-14 Shares	Value	Accumulative Fund Year ended 6-30-13 Shares	Value	Asset Strategy Fund Year ended 6-30-14 Shares	Value	Asset Strategy Fund Year ended 6-30-13 Shares	Value
Shares issued from sale of shares:								
Class A	9,283	$ 98,154	8,077	$ 68,857	54,421	$ 621,918	47,844	$ 477,052
Class B	24	224	49	372	224	2,473	454	4,358
Class C	71	679	58	452	988	11,039	875	8,502
Class Y	38	408	29	249	6,661	77,926	6,544	65,034
Shares issued in reinvestment of distributions to shareholders:								
Class A	327	3,429	692	5,609	13,393	152,006	6,312	61,097
Class B	—*	3	—*	1	212	2,345	56	531
Class C	—*	3	1	7	278	3,084	79	752
Class Y	2	20	3	23	295	3,351	234	2,267
Shares redeemed:								
Class A	(18,893)	(198,499)	(23,496)	(199,575)	(58,260)	(664,326)	(64,136)	(634,243)
Class B	(271)	(2,542)	(443)	(3,369)	(1,559)	(17,340)	(2,126)	(20,402)
Class C	(169)	(1,626)	(184)	(1,414)	(1,853)	(20,654)	(1,998)	(19,226)
Class Y	(42)	(443)	(115)	(977)	(6,180)	(71,594)	(6,826)	(69,531)
Net increase (decrease)	**(9,630)**	**$(100,190)**	**(15,329)**	**$(129,765)**	**8,620**	**$ 100,228**	**(12,688)**	**$(123,809)**

	Continental Income Fund				Core Investment Fund			
	Year ended 6-30-14		Year ended 6-30-13		Year ended 6-30-14		Year ended 6-30-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	43,386	$ 433,181	25,268	$ 230,936	86,384	$ 644,293	73,211	$ 492,634
Class B	86	858	153	1,375	215	1,424	389	2,323
Class C	657	6,522	384	3,479	959	6,353	794	4,849
Class Y	186	1,862	199	1,803	1,900	14,146	3,990	27,598
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,930	57,806	4,275	36,689	73,616	509,420	29,693	184,986
Class B	29	276	31	265	388	2,351	188	1,048
Class C	66	637	48	405	471	2,897	175	986
Class Y	36	350	31	268	1,749	12,138	644	4,023
Shares redeemed:								
Class A	(16,169)	(162,391)	(12,466)	(112,653)	(81,044)	(605,872)	(80,710)	(540,376)
Class B	(179)	(1,778)	(302)	(2,705)	(773)	(5,030)	(1,035)	(6,150)
Class C	(328)	(3,288)	(208)	(1,871)	(995)	(6,596)	(687)	(4,140)
Class Y	(138)	(1,375)	(90)	(833)	(4,225)	(31,296)	(1,249)	(8,361)
Net increase	33,562	$ 332,660	17,323	$ 157,158	78,645	$ 544,228	25,403	$ 159,420

	Dividend Opportunities Fund				Energy Fund			
	Year ended 6-30-14		Year ended 6-30-13		Year ended 6-30-14		Year ended 6-30-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,441	$ 119,624	6,735	$ 108,393	4,524	$ 72,409	3,131	$ 40,424
Class B	19	343	27	419	9	127	18	206
Class C	62	1,139	54	855	27	397	26	319
Class Y	17	325	597	9,430	100	1,681	69	947
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,357	42,131	565	8,816	—	—	—	—
Class B	21	374	2	32	—	—	—	—
Class C	31	547	4	62	—	—	—	—
Class Y	7	117	10	160	—	—	—	—
Shares redeemed:								
Class A	(13,804)	(255,818)	(14,342)	(233,126)	(3,779)	(59,382)	(4,430)	(56,538)
Class B	(126)	(2,291)	(221)	(3,463)	(81)	(1,183)	(91)	(1,057)
Class C	(171)	(3,136)	(173)	(2,745)	(65)	(985)	(88)	(1,047)
Class Y	(22)	(418)	(611)	(10,594)	(45)	(716)	(111)	(1,537)
Net increase (decrease)	(5,168)	$ (97,063)	(7,353)	$(121,761)	690	$ 12,348	(1,476)	$ (18,283)

	International Growth Fund				New Concepts Fund			
	Year ended 6-30-14		Year ended 6-30-13		Year ended 6-30-14		Year ended 6-30-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,570	$ 89,935	6,748	$ 70,328	23,303	$ 274,987	19,649	$ 202,459
Class B	31	351	23	213	67	624	156	1,277
Class C	50	583	29	282	224	2,116	183	1,558
Class Y	520	6,190	576	5,966	995	12,840	2,272	25,414
Shares issued in reinvestment of distributions to shareholders:								
Class A	658	7,642	71	728	14,279	159,069	5,585	54,229
Class B	—*	—*	—*	—*	152	1,299	75	584
Class C	—*	6	—	—	162	1,426	63	503
Class Y	99	1,152	39	396	633	7,690	236	2,474
Shares redeemed:								
Class A	(8,208)	(97,178)	(8,437)	(86,427)	(26,350)	(311,915)	(27,584)	(283,832)
Class B	(53)	(579)	(89)	(830)	(459)	(4,194)	(645)	(5,259)
Class C	(49)	(566)	(76)	(743)	(403)	(3,794)	(307)	(2,595)
Class Y	(1,277)	(15,326)	(814)	(8,291)	(2,118)	(27,566)	(1,211)	(13,382)
Net increase (decrease)	(659)	$ (7,790)	(1,930)	$ (18,378)	10,485	$ 112,582	(1,528)	$ (16,570)

* Not shown due to rounding.

	Science and Technology Fund				Small Cap Fund			
	Year ended 6-30-14		Year ended 6-30-13		Year ended 6-30-14		Year ended 6-30-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	32,811	$ 511,584	26,615	$ 317,005	8,481	$ 152,139	7,014	$ 108,654
Class B	143	1,699	239	2,211	29	431	65	839
Class C	547	6,625	333	3,193	84	1,289	70	950
Class Y	1,957	32,763	2,021	26,361	184	3,638	538	8,928
Shares issued in reinvestment of distributions to shareholders:								
Class A	17,577	267,172	4,044	44,358	6,667	110,805	2,333	32,506
Class B	232	2,694	65	564	125	1,675	55	645
Class C	185	2,172	38	336	119	1,672	43	523
Class Y	577	9,646	130	1,551	126	2,294	95	1,426
Shares redeemed:								
Class A	(32,584)	(509,730)	(34,278)	(398,796)	(10,485)	(188,877)	(9,992)	(153,988)
Class B	(675)	(8,116)	(914)	(8,384)	(272)	(3,956)	(364)	(4,697)
Class C	(582)	(7,130)	(394)	(3,632)	(227)	(3,397)	(182)	(2,463)
Class Y	(1,922)	(32,930)	(2,310)	(29,902)	(1,216)	(24,586)	(394)	(6,630)
Net increase (decrease)	18,266	$ 276,449	(4,411)	$ (45,135)	3,615	$ 53,127	(719)	$ (13,307)

	Tax-Managed Equity Fund				Value Fund			
	Year ended 6-30-14		Year ended 6-30-13		Year ended 6-30-14		Year ended 6-30-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,371	$ 55,632	3,108	$ 43,811	15,554	$ 252,062	13,214	$ 183,231
Class B	2	26	4	47	20	311	46	606
Class C	49	716	35	455	70	1,076	72	960
Class Y	N/A	N/A	N/A	N/A	131	2,150	435	5,681
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,378	22,064	452	5,999	2,544	39,857	450	5,735
Class B	4	64	2	20	17	248	—*	7
Class C	25	347	7	83	22	336	1	16
Class Y	N/A	N/A	N/A	N/A	35	549	9	115
Shares redeemed:								
Class A	(3,327)	(54,977)	(3,121)	(44,198)	(11,080)	(180,217)	(10,714)	(146,256)
Class B	(17)	(255)	(21)	(257)	(139)	(2,147)	(248)	(3,180)
Class C	(51)	(754)	(43)	(544)	(122)	(1,918)	(135)	(1,712)
Class Y	N/A	N/A	N/A	N/A	(114)	(1,850)	(132)	(1,857)
Net increase	1,434	$ 22,863	423	$ 5,416	6,938	$ 110,457	2,998	$ 43,346

	Vanguard Fund			
	Year ended 6-30-14		Year ended 6-30-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	13,406	$ 136,348	19,241	$ 175,261
Class B	39	319	106	800
Class C	67	553	124	949
Class Y	694	7,420	2,549	24,698
Shares issued in reinvestment of distributions to shareholders:				
Class A	21,195	201,987	6,521	56,340
Class B	174	1,305	55	394
Class C	150	1,154	42	302
Class Y	1,212	12,141	334	3,004
Shares redeemed:				
Class A	(37,303)	(382,295)	(35,299)	(325,426)
Class B	(341)	(2,753)	(475)	(3,598)
Class C	(252)	(2,096)	(218)	(1,670)
Class Y	(2,131)	(23,118)	(3,852)	(36,384)
Net decrease	(3,090)	$ (49,035)	(10,872)	$(105,330)

* Not shown due to rounding.

11. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2014, there were no outstanding bridge loan commitments.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Accumulative Fund	$1,043,501	$ 313,137	$ 8,339	$ 304,798
Asset Strategy Fund	3,320,476	360,747	34,107	326,640
Continental Income Fund	1,029,376	305,363	1,622	303,741
Core Investment Fund	3,051,849	1,282,809	7,967	1,274,842
Dividend Opportunities Fund	485,267	229,680	218	229,462
Energy Fund	176,601	128,348	3,166	125,182
International Growth Fund	494,520	136,446	4,965	131,481
New Concepts Fund	1,435,986	463,764	31,638	432,126
Science and Technology Fund	2,205,921	1,775,984	44,967	1,731,017
Small Cap Fund	608,785	310,663	12,276	298,387
Tax-Managed Equity Fund	197,540	112,930	548	112,382
Value Fund	673,024	219,572	4,852	214,720
Vanguard Fund	937,063	528,261	2,643	525,618

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$ 3,076	$26,893	$ 570	$140,221	$—	$ —	$ —
Asset Strategy Fund	14,170	30,009	148,913	662,385	—	—	—
Continental Income Fund	7,895	1,339	52,178	26,029	—	—	—
Core Investment Fund	116,226	29,109	430,800	255,323	—	—	—
Dividend Opportunities Fund	6,285	2,216	37,775	66,456	—	—	—
Energy Fund	—	—	—	—	—	—	765
International Growth Fund	8,972	2,583	—	11,735	—	—	—
New Concepts Fund	18,042	17,673	153,637	222,762	—	—	6,978
Science and Technology Fund	—	—	294,445	236,439	—	—	9,659
Small Cap Fund	3,936	168	113,803	68,177	—	4,881	2,822
Tax-Managed Equity Fund	4,131	61	19,507	8,583	—	1,014	—
Value Fund	5,019	21,204	36,433	47,641	—	—	—
Vanguard Fund	18,866	141	202,413	98,322	—	1,922	356

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended June 30, 2014:

| | Pre-Enactment | | | | | Post-Enactment | |
Fund	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Accumulative Fund	$—	$ —	$—	$—	$ —	$—	$—
Asset Strategy Fund	—	—	—	—	—	—	—
Continental Income Fund	—	21,405	—	—	—	—	—
Core Investment Fund	—	—	—	—	—	—	—
Dividend Opportunities Fund	—	—	—	—	—	—	—
Energy Fund	—	—	—	—	4,891	—	—
International Growth Fund	—	—	—	—	—	—	—
New Concepts Fund	—	—	—	—	—	—	—
Science and Technology Fund	—	—	—	—	—	—	—
Small Cap Fund	—	—	—	—	—	—	—
Tax-Managed Equity Fund	—	—	—	—	—	—	—
Value Fund	—	—	—	—	—	—	—
Vanguard Fund	—	—	—	—	—	—	—

Retirement Shares was merged into Continental Income Fund as of June 29, 2009. At the time of the merger, Retirement Shares had capital loss carryovers available to offset future gains of Continental Income Fund. These carryovers are limited to $10,702 for each period ending from June 30, 2015 through 2016 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At June 30, 2014, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Accumulative Fund	$ 930	$ (929)	$ (1)	$ —
Asset Strategy Fund	4,519	18,340	(22,768)	(91)
Continental Income Fund	10	(8)	(2)	—
Dividend Opportunities Fund	475	(467)	(8)	—
Energy Fund	1,189	459	(1,648)	—
International Growth Fund	(264)	264	—	—
New Concepts Fund	10,469	(10,469)	—	—
Science and Technology Fund	19,107	194	(19,301)	—
Small Cap Fund	8,305	(8,305)	—	—
Value Fund	3,348	(3,333)	(15)	—

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science & Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund, and Waddell & Reed Advisors Vanguard Fund (the "Funds"), thirteen of the series constituting Waddell & Reed Advisors Funds, as of June 30, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the statement of cash flows for the Waddell & Reed Advisors Asset Strategy Fund for the year then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2014, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of June 30, 2014, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, the cash flows for the Waddell & Reed Advisors Asset Strategy Fund for the year then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
August 15, 2014

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2014:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Accumulative Fund	$ 3,076,427	$ 3,076,427
Asset Strategy Fund	14,170,488	14,170,488
Continental Income Fund	7,895,213	7,895,213
Core Investment Fund	49,332,057	57,454,089
Dividend Opportunities Fund	6,285,136	6,285,136
Energy Fund	—	—
International Growth Fund	—	9,891,162
New Concepts Fund	6,600,329	7,028,317
Science and Technology Fund	—	—
Small Cap Fund	1,558,281	1,558,281
Tax-Managed Equity Fund	3,735,451	3,839,028
Value Fund	5,018,966	5,018,966
Vanguard Fund	8,440,142	9,067,705

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Accumulative Fund	$ 570,163
Asset Strategy Fund	148,912,625
Continental Income Fund	52,177,744
Core Investment Fund	430,799,587
Dividend Opportunities Fund	37,775,260
Energy Fund	—
International Growth Fund	—
New Concepts Fund	153,636,501
Science and Technology Fund	294,445,394
Small Cap Fund	113,802,917
Tax-Managed Equity Fund	19,507,047
Value Fund	36,432,714
Vanguard Fund	202,413,056

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. Each Fund elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Accumulative Fund	$ —	$ —
Asset Strategy Fund	—	—
Continental Income Fund	—	—
Core Investment Fund	—	—
Dividend Opportunities Fund	—	—
Energy Fund	—	—
International Growth Fund	1,127,557	13,090,369
New Concepts Fund	—	—
Science and Technology Fund	—	—
Small Cap Fund	—	—
Tax-Managed Equity Fund	—	—
Value Fund	—	—
Vanguard Fund	—	—

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (29 portfolios) and Waddell & Reed InvestEd Portfolios (3 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Funds (33 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the Ivy Funds and IVH.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present), Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Investment Committee Member of Kansas Foundation for Medical Care (2001 to 2011); Chairperson, Audit Committee of Kansas Bioscience Authority; Trustee, Ivy Funds (33 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2008	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present).
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Former Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); former founding Member and Trustee (until 2012); CGSC Foundation (government); former founding Chair and current Chairman, Kansas City Municipal Assistance Corporation (bond issuance); Director, Metropolitan Comm. College Foundation, (1980 to 2014), past Chairman.
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	2008 2008	President Emeritus, University of Utah; President Emeritus, University of California.	None

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	2008	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President of, Graymark HealthCare (a NASDAQ listed company) (2008-2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Director, OK Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Ivy Funds (33 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	2008	Retired	None
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to present)
Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	2008	Shareholder/Director, Polsinelli PC, a law firm (1980 to present).	Director, American Red Cross (community service) (2003-2010)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	Trustee, Ivy Funds (33 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City; Trustee, Ivy Funds (33 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	2008	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011), formerly CIO of WRIMCO and IICO (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2008 2008	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2008 2008 2008 2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2014 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL

Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-WRA-EQ (6-14)